Annual
REPORT | 2023



Alliant Energy®

25
1998-2023
ALLIANT ENERGY

Contents

CEO Letter	1
Management's Discussion and Analysis of Financial Condition and Results of Operations	5
Management's Annual Report on Internal Control over Financial Reporting	22
Reports of Independent Registered Public Accounting Firm	23
Consolidated Financial Statements	26
Notes to Consolidated Financial Statements	30
Our Leaders	60
Shareowner Information	Inside back cover

Dividends per share



* Annual common stock dividend target. Payment of the 2024 dividends is subject to the actual dividend declaration by the Board of Directors.

Five-year return



Comparison of cumulative five-year total return when investing $100 on Dec. 31, 2018.

Alliant Energy Corporation   **S&P 500 Index**   **EEI Utilities**

2024 Virtual Annual Meeting

Friday, May 17, at 9 a.m. Central Daylight Time



To participate online:
virtualshareholdermeeting. com/LNT2024



To listen by phone:
1-877-346-6110

Please connect 10 minutes in advance. You will need your 16-digit control number (found on your proxy card) for access through the website or to provide to the phone operator.

You can access proxyvote.com to vote your shares and post questions in advance. Questions not answered during the meeting will have answers posted on our webpage at alliantenergy.com/investors.

The meeting will be virtual only. Please note that if you choose to listen by phone, you will not be able to vote or ask questions during the actual meeting.

Who we are

Alliant Energy Corporation (NASDAQ: LNT) is a Midwest U.S. energy company with annual operating revenues of more than $4 billion. Our company is primarily engaged in electric generation and the distribution of electricity and natural gas. We serve approximately 1,000,000 electric and 425,000 natural gas customers through our two public utility subsidiaries, Interstate Power and Light (IPL) and Wisconsin Power and Light (WPL). IPL provides retail electric and gas service in Iowa, and sells electricity to wholesale customers in Minnesota, Illinois and Iowa. WPL provides retail and wholesale electric and retail gas service in Wisconsin.



Headquartered in Madison, Wisconsin, Alliant Energy has more than 3,000 employees and approximately 20,000 shareowners of record. Based on electric sales, the largest cities served in Iowa and Wisconsin are Cedar Rapids and Beloit, respectively.

A letter from John Larsen

Dear Shareowners of Alliant Energy,

As I reflect on 2023, I note another year of consistent, impactful progress in many areas. When we set our minds on a goal – we accomplish it. This is thanks to our dedicated employees, and I am excited to share just a few of their accomplishments in this letter.



John Larsen
Executive Chairman
Chairman of the Board

It was a year that Alliant Energy celebrated its 25th anniversary. Our day-to-day work proudly builds on the strong foundation of our three predecessor utilities – IES Utilities Inc., Interstate Power Company and Wisconsin Power and Light Company. These companies go back more than a century. From streetcars, lamplighters and selling electric appliances to all we do today to power the modern world, it's an extraordinary history of service and innovation.

We can describe this legacy in just a few words with our **Purpose – to serve customers and build stronger communities**. Each day, I am filled with gratitude for the more than 3,000 employees who work safely and care for one another as they deliver the electricity and natural gas our customers rely on. It's always my privilege to meet with employees and visit the communities we serve. Every encounter reinforces the truth and importance of our Purpose.

It is also my honor to meet with our valued shareowners. Your engagement and interest are both important and appreciated. Below are some updates on topics frequently discussed when meeting with investors.

Shareowner value
Few utilities can report their board of directors has approved raising the annual common stock dividend target for 21 consecutive years. This consistency is important to our company and our investors. I am pleased to share that the 2024 announced annual common stock dividend is $1.92 per share, a 6% increase from 2023. This consistent financial performance is possible due

to the strong operational performance for which Alliant Energy is known. This is thanks to our employees and their relentless focus on our Purpose and the Values that guide how we work.

A balanced energy mix
Alliant Energy is well-positioned to navigate the energy transition. Our strategy is designed with our customers' needs in mind – with innovative ways to produce, store and distribute energy to our customers safely and reliably. We are in this solid position because of the thoughtful planning and well-executed investments we've made that help diversify our energy mix, such as the choices that led to our company being the third-largest owner operator of regulated wind in the United States. Most of our wind power is based in Iowa – a state known for its steady, strong winds.

In Wisconsin, we've nearly completed a multi-year plan to bring enough solar power online to power nearly 300,000 homes. This makes us the largest solar producer in the state – all accomplished against a backdrop of worldwide inflationary pressures and supply chain slowdowns. It's just another example of how we maintain our commitment to our customers and communities.



Reliability and resilience
Now more than ever, serving our customers with reliable and resilient energy matters. We take that responsibility seriously. Alliant Energy is one of the top performers in electric reliability among peer U.S. utilities. This is a point of particular pride because our service area is primarily rural – and that means there are more miles of poles and wires to operate and maintain to ensure we provide the safe and reliable energy our customers and communities count on.

There are many reasons for our strong electric service reliability. One key factor is our technology investments that monitor the distribution system and help us proactively identify and fix issues. Also, our work to place lines underground has made the grid much more resilient. Already, 27% of our lines are out of the way of

(Continued on Page 2)

wind, wildlife, ice and falling tree limbs – our undergrounding work continues to the great benefit of those we're so privileged to serve.

Our gas distribution system is also worthy of praise. Our teams excel at serving our residential and business customers small and large. They navigate fuel markets to maximize value, and they safely maintain the network of pipes that deliver the warming, cooking and manufacturing power our customers count on.

Serving customers
Our customers look to us for energy solutions that help make their lives better. That's why we have a variety of products and services to serve their changing needs. For example, our first two community-based solar projects filled up rapidly. Businesses and households quickly subscribed to benefit from solar energy without having to install solar panels on their property. This is one way we work to add more choices for our customers to shape their energy future.

Some of our larger business customers are looking to accelerate their own sustainability commitments, and our Renewable Energy Partner program helps them do just that. We collaborate with companies and local governments to advance their sustainability initiatives by leveraging our expertise in constructing solar installations at their locations.

I am particularly excited about our innovative partnership with Iowa State University. We will design and construct a 1.375-megawatt solar facility capable of powering 200 homes. The project is at the university's farm and will be used to study agrivoltaics – the use of land for energy production and agriculture at the same time. A similar project is also underway with the University of Wisconsin–Madison.



Alliant Energy.
BUILDING STRONG
COMMUNITIES

A part of the community
Our employees live, work and make a difference in the communities we serve. We support their philanthropic efforts and act to support vital causes, including food insecurity, education and the environment. In 2023 alone, our employees, retirees, company and Foundation contributed nearly $11 million to more than 1,265 organizations.

Our employees' good works inspire and amplify our corporate giving initiatives.

- Over the past 17 years, our Drive Out Hunger event has generated 20 million meals, including 1.5 million in 2023. This and other efforts to fight food insecurity totaled more than $1 million to support hunger initiatives.
- We announced a Rural Hunger Initiative to address a specific need in the areas we serve. This will provide $1 million over the next two years to provide better food access and fresh options for those in need.
- The Power Chronicles is our innovative STEM graphic novel series you can find online at alliantenergykids.com. We created it to inspire youth from all backgrounds to pursue interests in science, technology, engineering and math. The latest edition follows a group of young people learning about why and how to conserve energy.
- We are nearly halfway there on our pledge to plant 1 million trees across Iowa and Wisconsin by the end of 2030 – one for each utility customer we serve. As we continue this work, we will watch with interest as the trees grow to provide shade and habitat.

Looking ahead
As I close this letter, I want to again recognize and thank our employees for all the work they do to deliver on our Purpose.

This is my last Annual Report letter as CEO. I transitioned to the role of Executive Chairman at the start of 2024. I also recently celebrated my 36th anniversary with our amazing company that I am so proud to be a part of.

Last year, it was my pleasure to welcome industry veteran Lisa Barton to our team. I am certain you will be as impressed with her thoughtful leadership, care for the customer and industry knowledge as I am.

I am grateful for your trust in our company, Board of Directors and employees. Thank you for being a part of our story.

Executive Chairman
Chairman of the Board

DEFINITIONS

The following abbreviations or acronyms used in this report are defined below:

Abbreviation or Acronym	Definition	Abbreviation or Acronym	Definition
AEF	Alliant Energy Finance, LLC	GAAP	U.S. generally accepted accounting principles
AFUDC	Allowance for funds used during construction	GHG	Greenhouse gases
Alliant Energy	Alliant Energy Corporation	IPL	Interstate Power and Light Company
ARO	Asset retirement obligation	IRS	Internal Revenue Service
ATC	American Transmission Company LLC	ITC	ITC Midwest LLC
ATC Holdings	Interest in American Transmission Company LLC and ATC Holdco LLC	IUB	Iowa Utilities Board
ATI	AE Transco Investments, LLC	MDA	Management's Discussion and Analysis of Financial Condition and Results of Operations
CA	Certificate of authority	MGP	Manufactured gas plant
CAA	Clean Air Act	MISO	Midcontinent Independent System Operator, Inc.
CCR	Coal combustion residuals	MW	Megawatt
CO2	Carbon dioxide	MWh	Megawatt-hour
Corporate Services	Alliant Energy Corporate Services, Inc.	N/A	Not applicable
CPCN	Certificate of Public Convenience and Necessity	Note(s)	Notes to Consolidated Financial Statements
CSAPR	Cross-State Air Pollution Rule	OIP	Alliant Energy Omnibus Incentive Plan
CWIP	Construction work in progress	OPEB	Other postretirement benefits
DAEC	Duane Arnold Energy Center	PPA	Purchased power agreement
DCP	Alliant Energy Deferred Compensation Plan	PSCW	Public Service Commission of Wisconsin
Dth	Dekatherm	Receivables Agreement	Receivables Purchase and Sale Agreement
EGU	Electric generating unit	SEC	Securities and Exchange Commission
EPA	U.S. Environmental Protection Agency	U.S.	United States of America
EPS	Earnings per weighted average common share	VEBA	Voluntary Employees' Beneficiary Association
FERC	Federal Energy Regulatory Commission	VIE	Variable interest entity
Financial Statements	Consolidated Financial Statements	West Riverside	West Riverside Energy Center and Solar Facility
FTR	Financial transmission right	Whiting Petroleum	Whiting Petroleum Corporation
Fuel-related	Electric production fuel and purchased power	WPL	Wisconsin Power and Light Company

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not of historical fact are forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified as such because the statements include words such as "may," "believe," "expect," "anticipate," "plan," "project," "will," "projections," "estimate," or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties of Alliant Energy, IPL and WPL that could materially affect actual results include:

- the direct or indirect effects resulting from cybersecurity incidents or attacks on Alliant Energy, IPL, WPL, or their suppliers, contractors and partners, or responses to such incidents;
- the impact of customer- and third party-owned generation, including alternative electric suppliers, in IPL's and WPL's service territories on system reliability, operating expenses and customers' demand for electricity;
- economic conditions in IPL's and WPL's service territories;
- the impact of energy efficiency, franchise retention and customer disconnects on sales volumes and operating income;
- the impact that price changes may have on IPL's and WPL's customers' demand for electric, gas and steam services and their ability to pay their bills;
- changes in the price of delivered natural gas, transmission, purchased electricity and delivered coal, particularly during elevated market prices, and any resulting changes to counterparty credit risk, due to shifts in supply and demand caused by market conditions, regulations and MISO's seasonal resource adequacy process;
- IPL's and WPL's ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of and/or the return on costs, including fuel costs, operating costs, transmission costs, capacity costs, deferred expenditures, deferred tax assets, tax expense, interest expense, capital expenditures, and remaining costs related to EGUs that may be permanently closed and certain other retired assets, decreases in sales volumes, earning their authorized rates of return, and the payments to their parent of expected levels of dividends;
- the ability to obtain deferral treatment for the recovery of and a return on prudently incurred costs in between rate reviews;
- the ability to obtain regulatory approval for construction projects with acceptable conditions;

- the ability to complete construction of renewable generation and storage projects by planned in-service dates and within the cost targets set by regulators due to cost increases of and access to materials, equipment and commodities, which could result from tariffs, duties or other assessments, such as any additional tariffs resulting from U.S. Department of Commerce investigations into and any decisions made regarding the sourcing of solar project materials and equipment from certain countries, labor issues or supply shortages, the ability to successfully resolve warranty issues or contract disputes, the ability to achieve the expected level of tax benefits based on tax guidelines, project costs and the level of electricity output generated by qualifying generating facilities, and the ability to efficiently utilize the renewable generation and storage project tax benefits for the benefit of customers;
- WPL's ability to obtain adequate and timely rate relief to allow for the recovery of and/or the return on costs of solar generation projects that exceed initial cost estimates;
- the impacts of changes in the tax code, including tax rates, minimum tax rates, adjustments made to deferred tax assets and liabilities, and changes impacting the availability of and ability to transfer renewable tax credits;
- the ability to utilize tax credits generated to date, and those that may be generated in the future, before they expire, as well as the ability to transfer tax credits that may be generated in the future at adequate pricing;
- disruptions to ongoing operations and the supply of materials, services, equipment and commodities needed to construct solar generation, battery storage and electric and gas distribution projects, which may result from geopolitical issues, supplier manufacturing constraints, labor issues or transportation issues, and thus affect the ability to meet capacity requirements and result in increased capacity expense;
- inflation and higher interest rates;
- the future development of technologies related to electrification, and the ability to reliably store and manage electricity;
- federal and state regulatory or governmental actions, including the impact of legislation, and regulatory agency orders and changes in public policy;
- employee workforce factors, including the ability to hire and retain employees with specialized skills, impacts from employee retirements, changes in key executives, ability to create desired corporate culture, collective bargaining agreements and negotiations, work stoppages or restructurings;
- disruptions in the supply and delivery of natural gas, purchased electricity and coal;
- weather effects on utility sales volumes and operations;
- changes to the creditworthiness of, or performance of obligations by, counterparties with which Alliant Energy, IPL and WPL have contractual arrangements, including participants in the energy markets and fuel suppliers and transporters;
- the impact of penalties or third-party claims related to, or in connection with, a failure to maintain the security of personally identifiable information, including associated costs to notify affected persons and to mitigate their information security concerns;
- impacts that terrorist attacks may have on Alliant Energy's, IPL's and WPL's operations and recovery of costs associated with restoration activities, or on the operations of Alliant Energy's investments;
- any material post-closing payments related to any past asset divestitures, including the transfer of renewable tax credits and the sale of Whiting Petroleum, which could result from, among other things, indemnification agreements, warranties, guarantees or litigation;
- continued access to the capital markets on competitive terms and rates, and the actions of credit rating agencies;
- changes to MISO's resource adequacy process establishing capacity planning reserve margin and capacity accreditation requirements that may impact how and when new and existing generating facilities, including IPL's and WPL's additional solar generation, may be accredited with energy capacity, and may require IPL and WPL to adjust their current resource plans, to add resources to meet the requirements of MISO's process, or procure capacity in the market whereby such costs might not be recovered in rates;
- issues associated with environmental remediation and environmental compliance, including compliance with all environmental and emissions permits and future changes in environmental laws and regulations, including the CCR rule, CSAPR and federal, state or local regulations for GHG emissions reductions from new and existing fossil-fueled EGUs under the CAA, and litigation associated with environmental requirements;
- increased pressure from customers, investors and other stakeholders to more rapidly reduce GHG emissions;
- the ability to defend against environmental claims brought by state and federal agencies, such as the EPA and state natural resources agencies, or third parties, such as the Sierra Club, and the impact on operating expenses of defending and resolving such claims;
- the direct or indirect effects resulting from breakdown or failure of equipment in the operation of electric and gas distribution systems, such as mechanical problems and explosions or fires, and compliance with electric and gas transmission and distribution safety regulations, including regulations promulgated by the Pipeline and Hazardous Materials Safety Administration;
- issues related to the availability and operations of EGUs, including start-up risks, breakdown or failure of equipment, availability of warranty coverage and successful resolution of warranty issues or contract disputes for equipment breakdowns or failures, performance below expected or contracted levels of output or efficiency, operator error, employee safety, transmission constraints, compliance with mandatory reliability standards and risks related to recovery of resulting incremental operating, fuel-related and capital costs through rates;
- impacts that excessive heat, excessive cold, storms, wildfires, or natural disasters may have on Alliant Energy's, IPL's and WPL's operations and construction activities, and recovery of costs associated with restoration activities, or on the operations of Alliant Energy's investments;
- Alliant Energy's ability to sustain its dividend payout ratio goal;

- changes to costs of providing benefits and related funding requirements of pension and OPEB plans due to the market value of the assets that fund the plans, economic conditions, financial market performance, interest rates, timing and form of benefits payments, life expectancies and demographics;
- material changes in employee-related benefit and compensation costs, including settlement losses related to pension plans;
- risks associated with operation and ownership of non-utility holdings;
- changes in technology that alter the channels through which customers buy or utilize Alliant Energy's, IPL's or WPL's products and services;
- impacts on equity income from unconsolidated investments from changes in valuations of the assets held, as well as potential changes to ATC's authorized return on equity;
- impacts of IPL's future tax benefits from Iowa rate-making practices, including deductions for repairs expenditures, allocation of mixed service costs and state depreciation, and recoverability of the associated regulatory assets from customers, when the differences reverse in future periods;
- current or future litigation, regulatory investigations, proceedings or inquiries;
- reputational damage from negative publicity, protests, fines, penalties and other negative consequences resulting in regulatory and/or legal actions;
- the direct or indirect effects resulting from pandemics;
- the effect of accounting standards issued periodically by standard-setting bodies;
- the ability to successfully complete tax audits and changes in tax accounting methods with no material impact on earnings and cash flows; and
- other factors listed in MDA.

Alliant Energy, IPL and WPL each assume no obligation, and disclaim any duty, to update the forward-looking statements in this report, except as required by law.

Available Information. Alliant Energy routinely posts important information on its website and considers the Investors section of its website, www.alliantenergy.com/investors, a channel of distribution for material information. Information contained on Alliant Energy's website is not incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This MDA includes information relating to Alliant Energy, IPL and WPL, as well as AEF and Corporate Services. Where appropriate, information relating to a specific entity has been segregated and labeled as such. The following discussion and analysis should be read in conjunction with the Financial Statements and Notes included in this report. Unless otherwise noted, all "per share" references in MDA refer to earnings per diluted share.

OVERVIEW

Mission, Purpose and Strategy
Alliant Energy's mission is to deliver affordable energy solutions and exceptional service that its customers and the communities it serves count on - affordably, safely, reliably, and sustainably. This mission aligns with Alliant Energy's purpose - to serve customers and build stronger communities - which guides it through the ever-changing dynamics of the economy and the energy industry. Alliant Energy takes its responsibility as a corporate citizen seriously and remains a careful steward of the environment and supports the communities in its service territories. Alliant Energy's mission and purpose are supported by a strategy focused on meeting the evolving expectations of customers while providing an attractive return for investors, and pursuing emerging technologies and safe, sustainable methods of energy production. This strategy includes the following key elements:

Providing affordable energy solutions for customers - Alliant Energy's strategy focuses on affordable energy solutions that support retention and growth of its existing customers and attract new customers to its service territories.

Key Highlights -
- Alliant Energy's Clean Energy Blueprint, also known as the roadmap for its transition to cleaner energy, continues to add clean energy resources in Iowa and Wisconsin. As a result, Alliant Energy directly reinvests in the communities it serves through the addition of skilled jobs, economic development and increased tax revenue. In Wisconsin, WPL completed 639 MW of solar generation in 2023, adding to the 250 MW of solar generation placed in service in 2022, and expects to add another 200 MW of solar generation in 2024, resulting in approximately 1,100 MW of solar generation resources in aggregate. In Iowa, IPL expects to complete 400 MW of solar generation by the end of 2024. Completion of these projects is expected to result in approximately 1,500 MW of additional zero-fuel cost solar generation resources for Alliant Energy in aggregate by the end of 2024. The execution of Alliant Energy's strategy is expected to result in cost benefits for its utility customers by continuing to add renewable energy projects that generate fuel cost benefits and renewable tax credits that are provided to its electric customers.

- Alliant Energy, IPL and WPL currently expect to utilize various provisions of the Inflation Reduction Act of 2022 to enhance tax benefits expected from wind, solar and battery storage projects in Iowa and Wisconsin, including transferring certain future tax credits from such projects to other corporate taxpayers. The Inflation Reduction Act of 2022 is expected to result in more cost benefits for IPL's and WPL's customers, higher rate base amounts, and improvements in long-term cash flows over the life of the solar, battery storage and wind repowering projects. Refer to Note 1(c) for discussion of $98 million of proceeds from renewable tax credits transferred to other corporate taxpayers in 2023.
- Reductions in Iowa corporate income tax rates resulting from tax reform enacted in 2022 are expected to provide cost benefits to IPL's electric and gas customers in the future.
- IPL maintaining flat base rates for its retail electric and gas customers in 2021, 2022 and 2023.
- Significant fuel cost reductions achieved in 2021, 2022 and 2023 as a result of shortening the term of IPL's DAEC PPA by 5 years, and beginning in 2023 with the May 2023 retirement of Lansing.
- Issuance of new long-term debt at historically low interest rates for IPL ($300 million of 3.1% senior debentures due 2051) and WPL ($300 million of 1.95% green bonds due 2031) in 2021 and WPL ($600 million of 3.95% green bonds due 2032) in 2022.
- In 2023, the U.S. Department of Energy Office of Clean Energy selected the Columbia Energy Storage Project, a first of its kind in the U.S., 20 MW CO_2-based long-duration energy storage system at the retiring coal-fired Columbia site, for award negotiations to receive up to $30 million in grant funding. Alliant Energy, with support from various project partners, currently expects to submit project plans to the PSCW in 2024 after award negotiations with the DOE are finished. Any grant proceeds would reduce the cost of the project for WPL's customers.
- Levelized cost recovery mechanism for the remaining net book value of Edgewater Unit 5, which helps reduce customer costs.

Making customer-focused investments - Alliant Energy's strategic priorities include making significant customer-focused investments toward cleaner and more reliable, resilient, and sustainable customer energy solutions. Alliant Energy's strategy drives a capital allocation process focused on: 1) transitioning its generation portfolio to meet the growing interest of customers for reliable and sustainable sources of energy, 2) upgrading its electric and gas distribution systems to strengthen safety, reliability and resiliency, as well as enable distributed energy solutions in its service territories, and 3) enhancing its customers' and employees' experience with evolving technology and greater flexibility.

Key Highlights (refer to "Customer Investments" for details) -
- Development and acquisition of additional renewable energy, including approximately 1,100 MW of solar generation at WPL with in-service dates in 2022-2024, approximately 275 MW of battery storage at WPL with in-service dates in 2024 and 2025, and approximately 400 MW of solar generation at IPL with in-service dates in 2024. In addition, IPL and WPL continue to evaluate additional opportunities to add more renewable generation, including repowering of existing wind farms and additional solar generation and distributed energy resources, including community solar and small-scale energy storage systems.
- Plans to construct and/or acquire additional renewable, battery and natural gas resources to meet the requirements of MISO's seasonal resource adequacy process establishing capacity planning reserve margin and capacity accreditation requirements effective with the 2023/2024 MISO Planning Year.
- Requested PSCW approval to construct improvements at the natural gas-fired Neenah Energy Facility and Sheboygan Falls Energy Facility, which would increase the capacity and efficiency of the EGUs. A decision from the PSCW is currently expected by the second quarter of 2024.
- Improving reliability and resiliency with more underground electric distribution, and enabling distributed energy solutions with higher capacity lines. Currently, approximately 27% of Alliant Energy's electric distribution system is underground.
- Alliant Energy continues to partner with its commercial and industrial customers to help develop renewable solutions to enhance their sustainability initiatives, including various customer- and community-hosted solar facilities in Iowa and Wisconsin. Four such facilities were completed in Wisconsin in 2021 and 2022, and several more are currently planned to be completed in 2024 in Iowa and Wisconsin.
- Installing fiber optic routes between Alliant Energy's facilities to enhance its communications network to improve resiliency and reliability of, and enable and strengthen, the integrated grid network focused on less densely populated rural areas.

Growing customer demand - Alliant Energy's strategy supports expanding electric and gas usage in its service territories by promoting electrification initiatives and economic development.

Key Highlights -
- Alliant's Energy was named a Top Utility in Economic Development by Site Selection Magazine for the fifth year in a row, and was named a Top Utility by Business Facilities Magazine for the fourth year in a row.
- Alliant Energy has various development-ready sites throughout Iowa and Wisconsin, including the 1,300-acre Big Cedar Industrial Center Mega-site in Cedar Rapids, Iowa, and the 465-acre Prairie View Industrial Center Super Park in Ames, Iowa, which are rail-served, ready-to-build manufacturing and industrial sites in close proximity to the regional airport, interstate freeways and IPL's electric services. The Big Cedar Industrial Center Mega-site also accesses Travero's rail-served warehouse in Iowa. In addition, the Beaver Dam Commerce Park is a 520-acre ready-to-build manufacturing and industrial site in Beaver Dam, Wisconsin, with access to commercial and freight airports, interstate freeways and WPL's electric services.

RESULTS OF OPERATIONS

Financial Results Overview - The table below includes EPS for Utilities and Corporate Services, ATC Holdings, and Non-utility and Parent, which are non-GAAP financial measures. Alliant Energy believes these non-GAAP financial measures are useful to investors because they facilitate an understanding of segment performance and trends, and provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's net income and EPS attributable to Alliant Energy common shareowners were as follows (dollars in millions, except per share amounts):

	2023		2022	
	Income (Loss)	EPS	Income (Loss)	EPS
Utilities and Corporate Services	$724	$2.86	$690	$2.74
ATC Holdings	35	0.14	29	0.12
Non-utility and Parent	(56)	(0.22)	(33)	(0.13)
Alliant Energy Consolidated	$703	$2.78	$686	$2.73

Alliant Energy's Utilities and Corporate Services net income increased by $34 million in 2023 compared to 2022. The increase was primarily due to higher revenue requirements and AFUDC from capital investments and lower other operation and maintenance expenses at IPL and WPL. These items were partially offset by higher interest expense, lower retail electric and gas sales primarily due to temperature impacts, and higher depreciation expense.

Alliant Energy's Non-utility and Parent net income decreased by $23 million in 2023 compared to 2022, primarily due to higher interest expense.

Net Income Variances - The following items contributed to increased (decreased) net income for 2023 compared to 2022 (in millions):

	Alliant Energy	IPL	WPL
Revenues:			
Changes in electric utility (Refer to details below)	($76)	($98)	$22
Changes in gas utility (Refer to details below)	(102)	(51)	(51)
Changes in other utility	3	3	—
Changes in non-utility	(3)	—	—
Changes in total revenues	(178)	(146)	(29)
Operating expenses:			
Changes in electric production fuel and purchased power (Refer to details below)	94	101	(8)
Changes in electric transmission service (Refer to details below)	(10)	(13)	3
Changes in cost of gas sold (Refer to details below)	90	40	49
Changes in other operation and maintenance (Refer to details below)	29	16	7
Changes in depreciation and amortization (Refer to Note 2 for discussion of reductions to WPL's depreciation and amortization expense, which was partially offset by WPL's solar generation placed in service in 2022)	(5)	(7)	3
Changes in taxes other than income taxes	(5)	—	(5)
Changes in total operating expenses	193	137	49
Changes in operating income	15	(9)	20
Other income and deductions:			
Changes in interest expense (Higher primarily due to financings completed in 2023 and 2022, and higher interest rates)	(69)	(7)	(28)
Changes in equity income from unconsolidated investments, net (Refer to Note 6 for details)	10	—	—
Changes in AFUDC (Higher primarily due to higher levels of CWIP balances related to solar generation and battery storage)	40	10	30
Changes in Other (Refer to Note 13(a) for details of IPL's qualified pension plan settlement losses in 2022)	3	4	2
Changes in total other income and deductions	(16)	7	4
Changes in income before income taxes	(1)	(2)	24
Changes in income taxes (Refer to Note 12 for details)	18	8	6
Changes in net income	$17	$6	$30

Electric and Gas Revenues and Sales Summary - Electric and gas revenues (in millions), and MWh and Dth sales (in thousands), were as follows:

| | Electric | | | | Gas | | | |
| | Revenues | | MWhs Sold | | Revenues | | Dths Sold | |
	2023	2022	2023	2022	2023	2022	2023	2022
Alliant Energy								
Retail	$3,008	$3,019	24,940	25,409	$495	$588	46,405	55,021
Sales for resale:								
Wholesale	213	233	2,859	2,866	N/A	N/A	N/A	N/A
Bulk power and other	71	111	4,730	3,734	N/A	N/A	N/A	N/A
Transportation/Other	53	58	58	62	45	54	115,177	104,812
	$3,345	$3,421	32,587	32,071	$540	$642	161,582	159,833

Sales Trends and Temperatures - Alliant Energy's retail electric and gas sales volumes decreased 2% and 16%, respectively, in 2023 compared to 2022, primarily due to changes in temperatures.

Estimated increases (decreases) to operating income from the impacts of temperatures were as follows (in millions):

| | Electric | | | Gas | | |
	2023	2022	Change	2023	2022	Change
IPL	($1)	$16	($17)	($8)	$5	($13)
WPL	(5)	10	(15)	(6)	2	(8)
Total Alliant Energy	($6)	$26	($32)	($14)	$7	($21)

Electric Sales for Resale - Bulk Power and Other - Bulk power and other volume changes were due to changes in sales in the wholesale energy markets operated by MISO. These changes are impacted by several factors, including the availability and dispatch of Alliant Energy's EGUs and electricity demand within these wholesale energy markets. Changes in bulk power and other revenues were largely offset by changes in fuel-related costs, and therefore did not have a significant impact on operating income.

Gas Transportation/Other - Gas transportation/other sales volume changes were largely due to changes in the gas volumes supplied to Alliant Energy's natural gas-fired EGUs caused by the availability and dispatch of such EGUs.

Electric Utility Revenue Variances - The following items contributed to increased (decreased) electric utility revenues for 2023 compared to 2022 (in millions):

	Alliant Energy	IPL	WPL
(Lower) higher revenues due to changes in retail electric fuel-related costs (Refer to Electric Production Fuel and Purchased Power Expenses Variances below)	($62)	($96)	$34
Lower sales for resale bulk power and other revenues (a)	(40)	(2)	(38)
Lower wholesale revenues primarily due to lower fuel-related costs	(20)	(2)	(18)
Estimated changes in sales volumes caused by temperatures	(32)	(17)	(15)
Changes in WPL refunds/collections of previous over-/under-collection of retail electric fuel-related costs (offset in electric production fuel and purchased power expenses) (Refer to Note 2)	49	—	49
Higher revenues at IPL related to changes in the electric transmission service cost rider (mostly offset in electric transmission service expense) (Refer to Electric Transmission Service Expense Variances below)	19	19	—
Higher revenues at IPL related to changes in the renewable energy rider (mostly offset by changes in income taxes)	13	13	—
Changes in WPL electric fuel-related costs, net of recoveries (b)	12	—	12
Other	(15)	(13)	(2)
	($76)	($98)	$22

(a) Alliant Energy's sales for resale bulk power and other revenues decreased primarily due to lower prices for electricity sold by IPL and WPL to MISO wholesale energy markets. These changes were largely offset by changes in fuel-related costs.

(b) WPL's cost recovery mechanism for retail fuel-related expenses supports deferrals of amounts that fall outside an approved fuel monitoring range of forecasted fuel-related expenses determined by the PSCW each year. The difference between revenue collected and actual fuel-related expenses incurred within the fuel monitoring range increases or decreases Alliant Energy's and WPL's electric utility revenues. WPL estimates the increase (decrease) to electric utility revenues from amounts within the fuel monitoring range were approximately $6 million and ($6) million in 2023 and 2022, respectively. Refer to Note 2 for discussion of deferred fuel-related costs that were outside the approved fuel monitoring range in 2023, 2022 and 2021.

Gas Utility Revenue Variances - The following items contributed to increased (decreased) gas utility revenues for 2023 compared to 2022 (in millions):

	Alliant Energy	IPL	WPL
Lower revenues due to changes in gas costs (Refer to Cost of Gas Sold Expense Variances below)	($91)	($42)	($49)
Estimated changes in sales volumes caused by temperatures	(21)	(13)	(8)
Higher revenue requirements at WPL (a)	8	—	8
Higher revenues at IPL related to changes in recovery amounts for energy efficiency costs through the energy efficiency rider (mostly offset by changes in energy efficiency expense) (Refer to Note 1(g))	5	5	—
Other	(3)	(1)	(2)
	($102)	($51)	($51)

(a) In December 2022, the PSCW issued an order authorizing an annual base rate increase of $9 million for WPL's retail gas customers, covering the 2023 forward-looking Test Period, which reflects changes in weighted average cost of capital, updated depreciation rates and modifications to certain regulatory asset and regulatory liability amortizations.

Electric Production Fuel and Purchased Power Expenses Variances - The following items contributed to (increased) decreased electric production fuel and purchased power expenses for 2023 compared to 2022 (in millions):

	Alliant Energy	IPL	WPL
Lower electric production fuel costs (a)	$99	$52	$47
Lower purchased power expense (b)	152	7	145
Changes in regulatory recovery of retail electric fuel-related costs (Refer to Notes 1(g) and 2)	(109)	42	(151)
Changes in WPL refunds/collections of previous over-/under-collection of retail electric fuel-related costs (offset in electric utility revenue) (Refer to Note 2)	(49)	—	(49)
Other	1	—	—
	$94	$101	($8)

(a) Electric production fuel costs decreased primarily due to lower natural gas prices in 2023 compared to 2022 and lower coal volumes utilized due to IPL's retirement of Lansing in May 2023, partially offset by higher natural gas volumes due to higher dispatch of IPL's and WPL's natural gas-fired EGUs in 2023.
(b) Purchased power expense decreased primarily due to lower prices for electricity purchased by IPL and WPL from MISO wholesale energy markets, and decreased volumes of electricity purchased due to lower retail and wholesale electric sales and less reliance on wholesale energy market purchases due to higher dispatch of IPL's and WPL's natural gas-fired EGUs.

Electric Transmission Service Expense Variances - The following items contributed to (increased) decreased electric transmission service expense for 2023 compared to 2022 (in millions):

	Alliant Energy	IPL	WPL
Changes in regulatory recovery for the difference between actual electric transmission service costs and those costs used to determine rates (Refer to Note 1(g))	($12)	($15)	$3
Other	2	2	—
	($10)	($13)	$3

Cost of Gas Sold Expense Variances - The following items contributed to (increased) decreased cost of gas sold expense for 2023 compared to 2022 (in millions):

	Alliant Energy	IPL	WPL
Lower natural gas prices and lower retail gas volumes primarily due to changes in temperatures	$77	$24	$53
Changes in the regulatory recovery of gas costs (Refer to Note 1(g))	14	18	(4)
Other	(1)	(2)	—
	$90	$40	$49

Other Operation and Maintenance Expenses Variances - The following items contributed to (increased) decreased other operation and maintenance expenses for 2023 compared to 2022 (in millions):

	Alliant Energy	IPL	WPL
Lower incentive compensation expense	$7	$4	$3
Non-utility Travero (mostly offset by lower non-utility revenues)	4	—	—
Higher energy efficiency expense at IPL (mostly offset by higher revenues)	(5)	(5)	—
Lower (higher) generation and energy delivery expenses	(1)	5	(6)
Other (includes lower costs due to cost controls and operational efficiencies)	24	12	10
	$29	$16	$7

Other Future Considerations - In addition to items discussed in this report, the following key items could impact Alliant Energy's, IPL's and WPL's future financial condition or results of operations:

- **Financing Plans** - Alliant Energy currently expects to issue up to $25 million of common stock in 2024 through its Shareowner Direct Plan. IPL, WPL and AEF currently expect to issue up to $700 million, $300 million and $700 million of long-term debt, respectively, in 2024. IPL and AEF have $500 million and $300 million of long-term debt, respectively, maturing in 2024.
- **Common Stock Dividends** - Alliant Energy announced a 6% increase in its targeted 2024 annual common stock dividend to $1.92 per share, which is equivalent to a quarterly rate of $0.48 per share, beginning with the February 2024 dividend payment. The timing and amount of future dividends is subject to an approved dividend declaration from Alliant Energy's Board of Directors, and is dependent upon earnings expectations, capital requirements, and general financial business conditions, among other factors.
- **Cash Flows From Operating Activities** - Alliant Energy, IPL and WPL currently expect an increase in future cash flows from operating activities resulting from the transfer of future renewable tax credits to other corporate taxpayers pursuant to the Inflation Reduction Act of 2022. In addition, Alliant Energy and WPL currently expect an increase in future cash flows from operating activities resulting from higher earnings on increasing rate base at WPL.
- **IPL's Electric Sales Trends** - In July 2025, IPL's wholesale power agreement with Southern Minnesota Energy Cooperative will expire. Sales to Southern Minnesota Energy Cooperative represented approximately 5% of IPL's total electric sales in 2023.
- **Higher Earnings on Increasing Rate Base** - Alliant Energy and WPL currently expect an increase in earnings in 2024 compared to 2023 due to impacts from increasing revenue requirements related to investments in the utility business.
- **Depreciation and Amortization Expense** - Alliant Energy, IPL and WPL currently expect an increase in depreciation and amortization expense in 2024 compared to 2023 due to capital projects placed in service in 2023 and 2024 and lower amortization of WPL's West Riverside liquidated damages. Refer to Note 2 for discussion of WPL's West Riverside liquidated damages.
- **Interest Expense** - Alliant Energy, IPL and WPL currently expect an increase in interest expense in 2024 compared to 2023 due to financings completed in 2023 and planned in 2024 as discussed above.
- **AFUDC** - Alliant Energy and WPL currently expect a decrease and IPL currently expects an increase in AFUDC in 2024 compared to 2023 largely due to changes in CWIP balances related to construction activity on capital projects.

CUSTOMER INVESTMENTS

Alliant Energy's, IPL's and WPL's strategic priorities include making significant customer-focused investments toward cleaner energy and more reliable, resilient and sustainable customer solutions. These priorities include:

Clean Energy Blueprint
Alliant Energy has developed a Clean Energy Blueprint, or the roadmap for its transition to cleaner energy, as a guide to meet customer demand for affordable, safe, reliable and sustainable energy in Iowa and Wisconsin. This strategy includes the development and acquisition of additional renewable energy, including approximately 1,100 MW of solar generation at WPL with in-service dates in 2022-2024, approximately 275 MW of battery storage at WPL with in-service dates in 2024 and 2025, and approximately 400 MW of solar generation at IPL with in-service dates in 2024. In order to support reliable and sustainable energy and meet MISO's seasonal resource adequacy requirements, Alliant Energy, IPL and WPL continue to evaluate additional opportunities for renewables and battery storage projects, dispatchable gas generation projects, and distributed energy resources, as well as repowering existing wind farms. Estimated capital expenditures for these planned projects for 2024 through 2027 are included in the "Renewables and battery storage projects" line in the construction and acquisition table in "Liquidity and Capital Resources."

WPL's Generation Projects - In 2021 and 2022, WPL received orders from the PSCW for its first and second solar CAs authorizing WPL to acquire, construct, own, and/or operate 675 MW and 414 MW, respectively, of new solar generation in various Wisconsin counties. In 2022 and 2023, 250 MW and 639 MW of solar projects were placed in service, respectively, and a 200 MW solar project is expected to be placed in service in 2024. The 1,089 MW of new solar generation is expected to help replace energy and capacity being eliminated with the planned retirements of the coal-fired Edgewater Generating Station (414 MW) by June 1, 2025, and Columbia Units 1 and 2 (595 MW in aggregate) by June 1, 2026, which are the last coal-fired EGUs at WPL.

In June 2023, WPL filed requests with the PSCW for approval to construct improvements at the natural gas-fired Neenah Energy Facility and Sheboygan Falls Energy Facility, which would increase the capacity and efficiency of the EGUs. A decision from the PSCW is currently expected by the second quarter of 2024.

In August 2023, WPL received an order from the PSCW authorizing WPL to construct, own and operate 175 MW of battery storage, with 100 MW and 75 MW at the Grant County and Wood County solar projects, respectively, which are currently expected to be placed in service in 2024.

In December 2023, WPL received an order from the PSCW authorizing WPL to construct, own and operate approximately 99 MW of battery storage at the Edgewater Generating Station, which is currently expected to be placed in service in 2025.

IPL's Generation Projects - In October 2023, the IUB issued an order approving a modified non-unanimous settlement agreement with the Iowa Office of Consumer Advocate among other stakeholders, for advance rate-making principles for up to 400 MW of solar generation, subject to a cost target of $1,650/kilowatt, including AFUDC and transmission upgrade costs among other costs, and a related return on common equity of no less than 10.25% with the opportunity to request a higher return on common equity in future IPL retail electric rate review filings. Any reasonable and prudent costs incurred in excess of the cost target are eligible for recovery at the return on common equity determined in IPL retail electric rate review filings. The IUB's order also included a consumer protection plan, which monitors IPL's achievement of certain aggregate summer capacity factors for the up to 400 MW of solar generation projects during June, July and August each calendar year over 30 years. Actual three-year rolling average summer capacity factors will be compared to target capacity factors, which may result in surpluses or deficits that would be offset against one another and contribute to an accumulated balance in a given calendar year. Surpluses or deficits will be capped at $3 million in aggregate per year. At the end of the program, any accumulated deficit balance would be addressed in IPL's next rate review, and any accumulated surplus balance would not result in any return to IPL. In November 2023, IPL accepted these advance rate-making principles.

In 2023, the IUB issued GCU Certificates granting IPL approval to construct, own and operate up to 150 MW of solar generation at the Wever project in Lee County, Iowa and up to 50 MW of solar generation at the Creston project in Union County, Iowa. These solar projects are included in the IUB's October 2023 order approving advance rate-making principles for up to 400 MW of solar generation. The IUB also issued GCU Certificates granting IPL approval to construct, own and operate up to 100 MW of battery storage (75 MW at the Wever project and 25 MW at the Creston project), which was not included in the IUB's October 2023 order approving advance rate-making principles, and is subject to future regulatory approval.

The 400 MW of new solar generation would help replace a portion of the energy and capacity eliminated with the May 2023 retirement of the coal-fired Lansing Generating Station (275 MW) and the reduction of energy and capacity resulting from the December 2021 fuel switch of the Burlington Generating Station (212 MW) from coal to natural gas. In addition, IPL's plans include additional renewables and distributed energy resources, including community solar and small-scale energy storage systems, and repowering existing wind farms, to add energy and capacity.

WPL's West Riverside Natural Gas-fired Generating Station - In 2020, WPL completed the construction of West Riverside, a 723 MW natural gas-fired combined-cycle EGU in Beloit, Wisconsin. WPL entered into agreements with neighboring utilities and electric cooperatives that provide each of them options to purchase a partial ownership interest in West Riverside. The purchase price for such options is based on the ownership interest acquired and the net book value of West Riverside on the date of the purchase. The timing and ownership amount of the options are as follows:

Counterparty	Option Amount and Timing
WEC Energy Group, Inc. (WEC)	100 MW were acquired by WEC in June 2023 pursuant to PSCW and FERC approval; additionally, WEC exercised its second and final option to purchase an additional 100 MW, subject to PSCW and FERC approval (a)
Madison Gas and Electric Company (MGE)	25 MW were acquired by MGE in March 2023 pursuant to PSCW and FERC approval; additionally, MGE exercised its second and final option to purchase an additional 25 MW, subject to PSCW and FERC approval
Electric cooperatives	Approximately 60 MW were acquired January 2018

(a) Upon WEC's exercise of its options, WPL may exercise reciprocal options, subject to approval by the PSCW, to purchase up to 200 MW of any natural-gas combined-cycle EGU that WEC places in service prior to May 2030.

Plant Retirements and Fuel Switching - The current strategy includes the retirement, or fuel switch from coal to natural gas, of various EGUs in the next several years. IPL retired the coal-fired Lansing Generating Station (275 MW) in May 2023, and currently expects to fuel switch or retire Prairie Creek Units 1 and 3 (65 MW in aggregate) by December 31, 2025. WPL currently expects to retire the coal-fired Edgewater Generating Station (414 MW) by June 1, 2025, and Columbia Units 1 and 2 (595 MW in aggregate) by June 1, 2026. Alliant Energy, IPL and WPL are working with MISO, state regulatory commissions and other regulatory agencies, as required, to determine the timing of these actions, which are subject to change depending on operational, regulatory, market and other factors. Refer to Note 3 for additional details on these EGUs.

Environmental Stewardship - Alliant Energy's environmental stewardship is focused on meeting its customers' energy needs affordably, safely, reliably and sustainably. Alliant Energy proactively considers future environmental compliance requirements and proposed regulations in its planning, decision-making, construction and ongoing operations activities. Alliant Energy is focused on executing a long-term strategy to deliver reliable and affordable energy with lower emissions independent of changing policies and political landscape. To achieve these long-term goals, Alliant Energy will transition away from coal-fired EGUs by incorporating renewable energy, distributed energy resources, energy efficiency, demand response, natural gas-fired EGUs and other technologies such as energy storage.

Alliant Energy's current voluntary environmental-related goals and achievements include the following:

- Exceeded its 2020 targets by reducing air emissions for sulfur dioxide by over 90%, nitrogen oxides by over 80% and mercury by over 90% from 2005 levels.
- By 2030, reduce GHG emissions from its utility operations by 50% from 2005 levels, reduce its electric utility water supply by 75% from 2005 levels and electrify 100% of its owned light-duty fleet vehicles.
- By 2040, eliminate all coal-fired EGUs from its generating fleet and reduce GHG emissions from its utility operations by 80% from 2005 levels.
- By 2050, aspire to achieve net-zero GHG emissions from its utility operations.

Alliant Energy's aspirational GHG goal includes EPA reportable emissions based on applicable regulatory compliance requirements for CO_2, methane and nitrous oxide from its owned fossil-fueled EGUs and distribution of natural gas. In addition, Alliant Energy's environmental stewardship efforts include a goal to partner to plant more than 1 million trees by the end of 2030. Future updates to sustainable energy plans and attaining these goals will depend on future economic developments, evolving energy technologies and emerging trends in Alliant Energy's service territories.

Other Customer-focused Investments

Electric and Gas Distribution Systems - Customer-focused investments include replacing, modernizing and upgrading infrastructure in the electric and gas distribution systems. Electric system investments will focus on areas such as improving reliability and resiliency with more underground electric distribution and enabling distributed energy solutions with higher capacity lines. Gas system investments will focus on pipeline replacement to ensure safety and pipeline expansion to support reliability and economic development. Estimated capital expenditures for expected and current electric and gas distribution infrastructure projects for 2024 through 2027 are included in the "Electric and gas distribution systems" lines in the construction and acquisition expenditures table in "Liquidity and Capital Resources."

Fiber Optic Telecommunication Network - Alliant Energy is currently installing fiber optic routes between its facilities to enhance its communications network to improve resiliency and reliability of, and enable and strengthen, the integrated grid network focused on less densely populated rural areas.

Gas Pipeline Expansion - IPL and WPL currently expect to make investments to extend various gas distribution systems to provide natural gas to unserved or underserved areas in their service territories.

Gas Pipeline Safety - The Pipeline and Hazardous Materials Safety Administration published various final rules from 2019 through 2022 that updated safety requirements for gas transmission pipelines, and updated procedures were implemented to address these rules. Plans to address certain requirements for specific pipelines were developed and implemented, with identified remediation efforts to be completed by July 2035. In anticipation of these rule changes, Alliant Energy, IPL and WPL have been proactively replacing certain of IPL's transmission pipelines, making modifications to certain of WPL's transmission pipelines, and updating practices for assessment and operation of these pipelines. Alliant Energy, IPL, and WPL also continue to evaluate the impact of these final rules and resulting remediation plans on their financial condition and results of operations.

Technology - Alliant Energy, IPL and WPL currently plan to make investments in technology to enhance productivity and efficiency through automation, customer self-service and telework. Estimated capital expenditures for expected and current technology projects for 2024 through 2027 are included in the "Other" line in the construction and acquisition expenditures table in "Liquidity and Capital Resources."

Non-utility business - Alliant Energy continues to explore growth of its Travero businesses and other limited scope opportunities outside of, but complementary to, Alliant Energy's core utility business. This non-utility strategy continues to evolve through exploration of modest strategic opportunities that are accretive to earnings and cash flows.

RATE MATTERS

Rate Reviews
Retail Base Rate Filings - Base rate changes reflect both returns on additions to infrastructure and recovery of changes in costs incurred or expected to be incurred to provide electric and gas service to retail customers. Given that a portion of the rate changes will offset changes in costs, revenues from rate changes should not be expected to result in an equal change in net income for either IPL or WPL.

WPL's Retail Electric and Gas Rate Reviews (2024/2025 Forward-looking Test Period) - In December 2023, the PSCW issued an order authorizing annual base rate increases of $49 million and $13 million for WPL's retail electric and gas customers, respectively, effective January 1, 2024, for the 2024 forward-looking Test Period. The PSCW's order also authorized WPL to implement an additional $60 million increase in annual rates for its retail electric customers, effective January 1, 2025, for the 2025 forward-looking Test Period. The key drivers for the annual base rate increases include revenue requirement impacts of increasing electric and gas rate base, including investments in solar generation and battery storage. The order extends, with certain modifications, an earnings sharing mechanism through 2025. Under the earnings sharing mechanism, WPL will defer a portion of its earnings if its annual regulatory return on common equity exceeds 9.95% during the 2024/2025 Test Period. WPL must defer 50% of its excess earnings between 9.95% and 10.55%, and 100% of any excess earnings above 10.55%. The PSCW also authorized WPL to defer the incremental under-/over-collection of solar and battery storage renewable tax credits that are outside of the approved amounts. In addition, the PSCW authorized continued recovery of and a return on the remaining net book value of Edgewater Unit 5, which is currently expected to be retired by June 1, 2025. Refer to Note 3 for details of the PSCW's February 2024 oral decision approving WPL's deferral request to seek recovery of solar generation construction costs that exceed amounts previously approved by the PSCW in a future regulatory proceeding.

IPL's Retail Electric and Gas Rate Reviews (October 2024 Through September 2025 Forward-looking Test Period) - In October 2023, IPL filed a retail electric and gas rate review with the IUB for the October 2024 through September 2025 forward-looking Test Period. The key drivers for the filing include revenue requirement impacts of increasing electric and gas rate base, including investments in solar generation and repowering of the existing Franklin County wind farm, as well as certain incremental costs and benefits incurred resulting from the 2020 derecho windstorm. The filing requested approval for IPL to implement increases in annual rates for its retail electric and gas customers of $160 million and $14 million, respectively, with any granted rate changes expected to be effective on October 1, 2024. IPL's filing also requested approval to implement an additional $124 million increase in annual rates for its retail electric customers in 2025, with any granted rate changes expected to be effective on October 1, 2025. IPL also requested a return on common equity of 10% and a 52% common equity component of its regulatory capital structure, as well as to receive continued recovery of and a return on the remaining net book value of the Lansing Generating Station through 2037, which was retired in May 2023. A decision from the IUB is currently expected in the third quarter of 2024.

WPL's Retail Fuel-related Rate Filing (2022 Forward-looking Test Period) - In August 2023, the PSCW authorized WPL to collect $117 million in higher rates, plus interest, from its retail electric customers from October 2023 through December 2025 for fuel-related costs incurred by WPL in 2022 that were higher than fuel-related costs used to determine rates for such period.

WPL's Retail Fuel-related Rate Filing (2023 Forward-looking Test Period) - In December 2022, the PSCW authorized WPL to collect $47 million in higher rates in 2023 from its retail electric customers to reflect an increase in expected fuel-related costs for 2023 compared to WPL's approved 2022 fuel-related costs.

Rate Review Details - Details related to IPL's and WPL's key jurisdictions were as follows:

	Regulatory Body	Average Rate Base (in millions)	Authorized Return on Common Equity (a)	Common Equity Component of Regulatory Capital Structure	Effective Date
IPL Retail Electric (2020 Test Period)					
Marshalltown (b)	IUB	$559	11.00%	51.0%	2/26/2020
Emery (b)	IUB	165	12.23%	51.0%	2/26/2020
Whispering Willow - East (b)	IUB	163	11.70%	51.0%	2/26/2020
Renewable energy rider (c)	IUB	1,491	9.80%	51.0%	1/1/2024
Other (b)	IUB	3,767	9.50%	51.0%	2/26/2020
IPL Retail Gas (2020 Test Period) (b)	IUB	557	9.60%	51.0%	1/10/2020
IPL Wholesale Electric	FERC	169	10.97%	51.0%	1/1/2023
WPL Retail Electric and Gas					
Electric (2024 Test Period) (d)	PSCW	5,379	9.80%	53.9%	1/1/2024
Gas (2024 Test Period) (d)	PSCW	514	9.80%	53.9%	1/1/2024
WPL Wholesale Electric	FERC	507	10.90%	55.0%	1/1/2023

(a) Authorized returns on common equity may not be indicative of actual returns earned or projections of future returns.
(b) Average rate base amounts reflect IPL's allocated retail share of rate base and do not include CWIP, and were calculated using a forecasted 13-month average for the test period.
(c) Average rate base amounts recovered through IPL's renewable energy rider mechanism include construction costs incurred to fund IPL's 1,000 MW of wind generation facilities placed in service in 2019 and 2020 (11.00% return on common equity), production tax credit carryforwards for the 1,000 MW of wind generation facilities (5.00% return on common equity) and certain transmission facilities classified as intangible assets (9.50% return on common equity), and were calculated using a 13-month average.

(d) Average rate base amounts reflect WPL's allocated retail share of rate base and do not include CWIP or a cash working capital allowance, and were calculated using a forecasted 13-month average for the test period. The PSCW provides a return on selected CWIP and a cash working capital allowance by adjusting the percentage return on rate base.

LEGISLATIVE MATTERS

In August 2022, the Inflation Reduction Act of 2022 was enacted. The most significant provisions of the new legislation for Alliant Energy, IPL and WPL relate to a 10-year extension of tax credits for clean energy projects, a new production tax credit for eligible solar projects, a new stand-alone investment tax credit for battery storage projects and the right to transfer renewable tax credits generated after 2022 to other corporate taxpayers. The new legislation also includes a requirement for corporations with income over $1 billion to pay a 15% minimum tax; however, Alliant Energy is currently below this income level. Alliant Energy, IPL and WPL are utilizing various provisions of the new legislation to enhance the tax benefits expected from their announced solar and battery storage projects, including transferring the future tax credits from such projects to other corporate taxpayers, as well as the repowering of existing wind farms. The impact of these changes is expected to result in more cost benefits for IPL's and WPL's customers, higher rate base amounts, additional financing needs expected to be satisfied with additional long-term debt and common stock issuances, and improvements in long-term cash flows over the life of the solar, battery storage and wind repowering projects. Refer to Note 1(c) for discussion of the transfer of renewable tax credits to other corporate taxpayers in 2023.

Refer to Note 12 for discussion of Iowa tax reform enacted in March 2022.

In November 2021, the Infrastructure Investment and Jobs Act (IIJA Act) was enacted. The most significant provisions of the IIJA Act for Alliant Energy relate to a variety of infrastructure-related priorities, including transportation, environmental, energy and broadband infrastructure. In addition, the IIJA Act is intended to accelerate research, development, demonstration and deployment of carbon-free technologies, including hydrogen and carbon capture and storage.

In March 2021, the American Rescue Plan Act of 2021 (Act) was enacted. The most significant provision of the Act for Alliant Energy is reduced minimum pension plan funding requirements, which Alliant Energy adopted in August 2021. The Act also provides additional funding to the Low Income Home Energy Assistance Program, which assists certain of Alliant Energy's customers with managing their energy costs, as well as provides financial support for certain of Alliant Energy's residential, small business and non-profit customers.

LIQUIDITY AND CAPITAL RESOURCES

Overview - Alliant Energy, IPL and WPL expect to maintain adequate liquidity to operate their businesses and implement their strategy as a result of operating cash flows generated by their utility business, and available capacity under a single revolving credit facility and IPL's sales of accounts receivable program, supplemented by periodic issuances of long-term debt and Alliant Energy equity securities. As summarized below, Alliant Energy, IPL and WPL believe they have the ability to generate and obtain adequate amounts of cash to meet their requirements and plans for cash in the next 12 months and beyond.

Liquidity Position - At December 31, 2023, Alliant Energy had $62 million of cash and cash equivalents, $525 million ($293 million at the parent company, $150 million at IPL and $82 million at WPL) of available capacity under the single revolving credit facility and $4 million of available capacity at IPL under its sales of accounts receivable program.

Capital Structure - Alliant Energy, IPL and WPL plan to maintain debt-to-total capitalization ratios that are consistent with investment-grade credit ratings. IPL and WPL expect to maintain capital structures consistent with the authorized levels approved by regulators. Financial capital structures as of December 31, 2023 were as follows (Common Equity (CE); Long-term Debt (including current maturities) (LD); Short-term Debt (SD)):



Alliant Energy, IPL and WPL intend to manage their capital structures and liquidity positions in such a way that facilitates their ability to raise funds reliably and on reasonable terms and conditions, while maintaining capital structures consistent with those approved by regulators. In addition to capital structures, other important factors used to determine the characteristics of future financings include financial coverage ratios, capital spending plans, regulatory orders and rate-making considerations, levels of debt imputed by rating agencies, market conditions, the impact of tax initiatives and legislation, and any potential proceeds from asset sales. The PSCW factors certain imputed debt adjustments, including certain lease obligations, in establishing a regulatory capital structure as part of WPL's retail rate reviews. The IUB does not make any explicit adjustments for imputed debt in establishing capital ratios used in determining customer rates, although such adjustments are considered by IPL in recommending an appropriate capital structure. Debt imputations by rating agencies include, among others, pension and OPEB obligations, the sales of accounts receivable program and certain lease obligations.

Credit and Capital Markets - Alliant Energy, IPL and WPL maintain a single revolving credit facility to provide backstop liquidity to their commercial paper programs, and ensure a committed source of liquidity in the event the commercial paper market becomes disrupted. In addition, IPL maintains a sales of accounts receivable program as an alternative financing source; however, if customer arrears were to exceed certain levels, IPL's access to the program may be restricted.

Primary Sources and Uses of Cash - Alliant Energy's most significant source of cash is from electric and gas sales to IPL's and WPL's customers. Cash from these sales reimburses IPL and WPL for prudently-incurred expenses to provide service to their utility customers and generally provides IPL and WPL a return of and a return on the assets used to provide such services. Capital needed to retire debt and fund capital expenditures related to large strategic projects is expected to be met primarily through external financings.

Cash Flows - Selected cash flows information was as follows (in millions):

	Alliant Energy		IPL		WPL	
	2023	2022	**2023**	2022	**2023**	2022
Cash, cash equivalents and restricted cash, January 1	**$24**	$40	**$15**	$34	**$5**	$2
Cash flows from (used for):						
Operating activities	**867**	486	**261**	83	**578**	299
Investing activities	**(1,401)**	(933)	**(326)**	215	**(946)**	(1,033)
Financing activities	**573**	431	**103**	(317)	**370**	737
Net increase (decrease)	**39**	(16)	**38**	(19)	**2**	3
Cash, cash equivalents and restricted cash, December 31	**$63**	$24	**$53**	$15	**$7**	$5

Operating Activities - The following items contributed to increased (decreased) operating activity cash flows for 2023 compared to 2022 (in millions):

	Alliant Energy	IPL	WPL
Timing of WPL's fuel-related cost recoveries from retail electric customers	$200	$—	$200
Changes in gas stored underground	104	45	59
Changes in income taxes paid/refunded	94	81	6
Changes in the sales of accounts receivable at IPL	85	85	—
Lower (higher) contributions to qualified defined benefit pension plans	38	50	(12)
Timing of intercompany payments and receipts	—	28	35
Changes in interest payments	(67)	(2)	(35)
Decreased collections from IPL's and WPL's retail customers caused by temperature impacts on electric and gas sales	(53)	(30)	(23)
Changes in cash collateral and deposit balances at Corporate Services	(33)	—	—
Other (primarily due to other changes in working capital)	13	(79)	49
	$381	$178	$279

Income Tax Payments and Refunds - Income tax (payments) refunds were as follows (in millions):

	2023	2022
IPL	**$117**	$36
WPL	**(50)**	(56)
Other subsidiaries	**21**	14
Alliant Energy	**$88**	($6)

Alliant Energy, IPL and WPL currently do not expect to make any significant federal income tax payments over the next few years based on their current credit carryforward positions; however, some tax payments and refunds may occur for state taxes and between consolidated group members (including IPL and WPL) under the tax sharing agreement between Alliant Energy and its subsidiaries. Refer to Note 12 for discussion of the carryforward positions.

As discussed in "Legislative Matters," the Inflation Reduction Act of 2022 provides the right to transfer renewable tax credits to other corporate taxpayers. Refer to the cash flows statements and Note 1(c) for details of renewable tax credits transferred to other corporate taxpayers in 2023. Alliant Energy, IPL and WPL currently intend to transfer all eligible renewable tax credits in the future, and as a result, expect an increase in future cash flows from operating activities.

Higher Earnings on Increasing Rate Base - Refer to "Other Future Considerations" for discussion of expected increases in future cash flows from operating activities resulting from higher earnings on increasing rate base at WPL.

Pension Plan Contributions - Alliant Energy, IPL and WPL currently expect to make $12 million, $0 and $10 million of pension plan contributions in 2024, respectively, based on the funded status and assumed return on assets for each plan as of the December 31, 2023 measurement date. Refer to Note 13(a) for discussion of pension plan contributions in 2023 and the current funded levels of pension plans.

Investing Activities - The following items contributed to increased (decreased) investing activity cash flows for 2023 compared to 2022 (in millions):

	Alliant Energy	IPL	WPL
(Higher) lower utility construction and acquisition expenditures (a)	($339)	($340)	$1
Changes in the amount of cash receipts on sold receivables	(145)	(145)	—
Higher non-utility construction and acquisition expenditures	(31)	—	—
Proceeds from sales of partial ownership interests in West Riverside in 2023	120	—	120
Other (b)	(73)	(56)	(34)
	($468)	($541)	$87

(a) Largely due to higher expenditures for IPL's solar generation.
(b) Largely due to higher cash payments related to cost of removal obligations at IPL and WPL.

Construction and Acquisition Expenditures - Construction and acquisition expenditures and financing plans are reviewed, approved and updated as part of the strategic planning process. Changes may result from a number of reasons, including regulatory requirements, changing legislation, not obtaining favorable and acceptable regulatory approval on certain projects, changing costs of projects due to market conditions, improvements in technology, and improvements to ensure resiliency and reliability of the electric and gas distribution systems. Alliant Energy, IPL and WPL have not yet entered into contractual commitments relating to the majority of their anticipated future construction and acquisition expenditures. As a result, they have some discretion with regard to the level and timing of these expenditures. The table below summarizes anticipated construction and acquisition expenditures (in millions), which are focused on the transition to cleaner energy and strengthening the resiliency and reliability of IPL's and WPL's electric grid, and include renewables and battery storage projects, dispatchable gas generation projects and wind repowering projects. Cost estimates represent Alliant Energy's, IPL's and WPL's portion of construction expenditures and exclude AFUDC and capitalized interest, if applicable. Refer to "Customer Investments" for further discussion of certain key projects impacting construction and acquisition plans related to the utility business.

	Alliant Energy				IPL				WPL			
	2024	2025	2026	2027	2024	2025	2026	2027	2024	2025	2026	2027
Generation:												
Renewables and battery storage projects	$1,140	$665	$780	$775	$575	$275	$445	$205	$565	$390	$335	$570
Gas projects	120	325	610	500	55	135	310	125	15	125	295	375
Other	100	80	50	40	55	40	20	15	45	40	30	25
Distribution:												
Electric systems	610	620	670	685	355	365	380	395	255	255	290	290
Gas systems	85	85	85	85	40	40	40	40	45	45	45	45
Other	220	205	240	280	45	50	50	45	40	30	25	30
	$2,275	$1,980	$2,435	$2,365	$1,125	$905	$1,245	$825	$965	$885	$1,020	$1,335

Renewables and Battery Storage - Refer to "Customer Investments" for further discussion of regulatory filings with the IUB and PSCW related to future renewable and battery storage projects.

West Riverside Options - WPL entered into agreements with neighboring utilities that provide them options to purchase a partial ownership interest in West Riverside. Upon exercise of such options and the resulting sales, WPL receives proceeds from the sales. Refer to "Customer Investments" for additional information, including partial sales in 2023 and potential additional partial sales in the future.

Financing Activities - The following items contributed to increased (decreased) financing activity cash flows for 2023 compared to 2022 (in millions):

	Alliant Energy	IPL	WPL
Higher net proceeds from common stock issuances	$221	$—	$—
Lower payments to retire long-term debt	125	—	250
Higher (lower) net proceeds from issuance of long-term debt	117	296	(291)
Net changes in the amount of commercial paper outstanding	(294)	—	(26)
(Higher) lower common stock dividends	(28)	41	(8)
Higher (lower) capital contributions from IPL's and WPL's parent company, Alliant Energy	—	80	(285)
Other	1	3	(7)
	$142	$420	($367)

FERC and Public Utility Holding Company Act Financing Authorizations - Under the Public Utility Holding Company Act of 2005, FERC has authority over the issuance of utility securities, except to the extent that a public utility's primary state regulatory commission has retained jurisdiction over such matters. FERC currently has authority over the issuance of securities by IPL. FERC does not have authority over the issuance of securities by Alliant Energy, WPL, AEF or Corporate Services. In 2023, IPL received authorization from FERC to issue securities in 2024 and 2025 as follows (in millions):

Long-term debt securities issuances in aggregate	$1,700
Short-term debt securities outstanding at any time (including borrowings from its parent)	400
Preferred stock issuances in aggregate	300

State Regulatory Financing Authorizations - In March 2023, WPL received authorization from the PSCW to have up to $500 million of short-term borrowings and/or letters of credit outstanding at any time through the expiration date of WPL's credit facility agreement. As of December 31, 2023, WPL also had authority to issue up to $900 million of long-term debt securities in aggregate through December 2025 pursuant to a February 2023 PSCW order.

Shelf Registrations - Alliant Energy, IPL and WPL have current shelf registration statements on file with the SEC for availability to issue unspecified amounts of securities through December 2026. Alliant Energy's shelf registration statement may be used to issue common stock, debt and other securities. IPL's and WPL's shelf registration statements may be used to issue preferred stock and debt securities.

Common Stock Dividends - Payment of common stock dividends is subject to dividend declaration by Alliant Energy's Board of Directors and is dependent upon, among other factors, regulatory limitations, earnings, cash flows, capital requirements and general financial condition of subsidiaries. Alliant Energy's general long-term goal is to maintain a dividend payout ratio that is competitive with the industry average. Based on that, Alliant Energy's goal is to maintain a dividend payout ratio of approximately 60% to 70% of consolidated earnings from continuing operations. Refer to "Results of Operations" for discussion of expected common stock dividends in 2024.

Common Stock Issuances - Refer to Note 7 for discussion of common stock issuances by Alliant Energy in 2022 and 2023, and "Results of Operations" for discussion of expected issuances of common stock in 2024.

Short-term Debt - In January 2024, Alliant Energy, IPL and WPL extended their single revolving credit facility agreement, which expires in December 2028 and is discussed in Note 9(a). There are currently 13 lenders that participate in the credit facility, with respective commitments ranging from $20 million to $130 million. Subject to certain conditions, Alliant Energy, IPL and WPL may exercise one extension option, which would extend the maturity date by one year. The credit facility has a provision to expand the facility size up to an additional $300 million, for a potential total commitment of $1.3 billion, subject to lender approval for Alliant Energy and subject to lender and regulatory approvals for IPL and WPL.

The credit agreement contains customary events of default, including a cross-default provision that would be triggered if Alliant Energy or certain of its significant subsidiaries (including IPL and WPL) defaults on debt (other than non-recourse debt) totaling $100 million or more. IPL and WPL are subject to a similar cross-default provision with respect to their own respective consolidated debt. A default by Alliant Energy or its non-utility subsidiaries would not trigger a cross-default at IPL or WPL, nor would a default by either of IPL or WPL constitute a cross-default event for the other. If an event of default under the credit agreement occurs and is continuing, then the lenders may declare any outstanding obligations of the defaulting borrower under the credit agreement immediately due and payable.

The single credit facility agreement contains a financial covenant, which requires Alliant Energy, IPL and WPL to maintain certain debt-to-capital ratios in order to borrow under the credit facility. AEF's term loan credit agreement contains a financial covenant, which requires Alliant Energy to maintain a certain debt-to-capital ratio in order to borrow under the term loan credit agreement. The required debt-to-capital ratios compared to the actual debt-to-capital ratios at December 31, 2023 were as follows:

	Alliant Energy	IPL	WPL
Requirement, not to exceed	65%	65%	65%
Actual	59%	50%	48%

The debt component of the capital ratios includes, when applicable, long- and short-term debt (excluding non-recourse debt and hybrid securities to the extent the total carrying value of such hybrid securities does not exceed 15% of consolidated capital of the applicable borrower), finance lease obligations, certain letters of credit, guarantees of the foregoing and new synthetic leases. Unfunded vested benefits under qualified pension plans and sales of accounts receivable are not included in the debt-to-capital ratios. The equity component of the capital ratios excludes accumulated other comprehensive income (loss).

Long-term Debt - Refer to Note 9(b) for discussion of issuances and retirements of long-term debt in 2023, and "Results of Operations" for discussion of expected issuances and retirements of long-term debt in 2024. In 2022, WPL issued $600 million of 3.95% green bond debentures due 2032, and an amount in excess of the net proceeds was disbursed for the development and acquisition of WPL's solar EGUs. In 2022, AEF entered into a $300 million variable rate term loan credit agreement and used the borrowings under this agreement to retire its $300 million variable rate term loan credit agreement that expired in 2022. In 2022, AEF increased the amount outstanding under the new term loan credit agreement by $100 million and used the additional borrowings to reduce Alliant Energy's outstanding commercial paper and for general corporate purposes. In 2022, AEF issued $350 million of 3.6% senior notes due 2032 and used the net proceeds to reduce Alliant Energy's outstanding commercial paper and for general corporate purposes.

Impact of Credit Ratings on Liquidity and Collateral Obligations -
Ratings Triggers - The long-term debt of Alliant Energy and its subsidiaries is not subject to any repayment requirements as a result of explicit credit rating downgrades or so-called "ratings triggers." However, Alliant Energy and its subsidiaries are parties to various agreements that contain provisions dependent on credit ratings. In the event of a significant downgrade, Alliant Energy or its subsidiaries may need to provide credit support, such as letters of credit or cash collateral equal to the amount of any exposure, or may need to unwind contracts or pay underlying obligations. In the event of a significant downgrade, management believes Alliant Energy, IPL and WPL have sufficient liquidity to cover counterparty credit support or collateral requirements under these various agreements. In addition, a downgrade in the credit ratings of Alliant Energy, IPL or WPL could also result in them paying higher interest rates in future financings, reduce flexibility with future financing plans, reduce their pool of potential lenders, increase their borrowing costs under existing credit facilities or limit their access to the commercial paper market. Credit ratings and outlooks as of the date of this report are as follows:

		Standard & Poor's Ratings Services	Moody's Investors Service
Alliant Energy:	Corporate/issuer	A-	Baa2
	Commercial paper	A-2	P-2
	Senior unsecured long-term debt	BBB+	N/A
	Outlook	Stable	Stable
IPL:	Corporate/issuer	A-	Baa1
	Commercial paper	A-2	P-2
	Senior unsecured long-term debt	A-	Baa1
	Outlook	Stable	Stable
WPL:	Corporate/issuer	A	Baa1
	Commercial paper	A-1	P-2
	Senior unsecured long-term debt	A	Baa1
	Outlook	Negative	Stable

Standard & Poor's Ratings Services and Moody's Investors Service issued credit ratings of BBB+ and Baa2, respectively, for the senior notes issued by AEF in 2018, 2020, 2022 and 2023 (with Alliant Energy as guarantor). Credit ratings are not recommendations to buy or sell securities and are subject to change, and each rating should be evaluated independently of any other rating. Each of Alliant Energy, IPL or WPL assumes no obligation to update their respective credit ratings. Refer to Note 15 for additional information on ratings triggers for commodity contracts accounted for as derivatives.

Off-Balance Sheet Arrangements -
Special Purpose Entities - IPL maintains a Receivables Agreement whereby it may sell its customer accounts receivables, unbilled revenues and certain other accounts receivables to a third party through wholly-owned and consolidated special purpose entities. The purchase commitment from the third party to which IPL sells its receivables expires in March 2024. IPL currently expects to amend and extend the purchase commitment. In 2023 and 2022, IPL evaluated the third party that purchases IPL's receivable assets under the Receivables Agreement and believes that the third party is a VIE; however, IPL concluded consolidation of the third party was not required.

In addition, IPL's sales of accounts receivable program agreement contains a cross-default provision that is triggered if IPL or Alliant Energy incurs an event of default on debt totaling $100 million or more. If an event of default under IPL's sales of accounts receivable program agreement occurs, then the counterparty could terminate such agreement. Refer to Note 5(b) for additional information regarding IPL's sales of accounts receivable program.

Guarantees and Indemnifications - At December 31, 2023, various guarantees and indemnifications are outstanding related to Alliant Energy's cash equity ownership interest in a non-utility wind farm, prior divestiture activities and transfers of renewable tax credits to other corporate taxpayers. Refer to Note 17(d) for additional information.

Certain Financial Commitments -
Contractual Obligations - Alliant Energy, IPL and WPL have various long-term contractual obligations as of December 31, 2023, which include long-term debt maturities in Note 9(b), operating and finance leases in Note 10, capital purchase obligations in Note 17(a), and other purchase obligations in Note 17(b). At December 31, 2023, Alliant Energy, IPL and WPL had no uncertain tax positions recorded as liabilities. Refer to Note 13(a) for anticipated pension and OPEB funding amounts. Refer to "Construction and Acquisition Expenditures" above for additional information on construction and acquisition programs. In addition, at December 31, 2023, there were various other liabilities included on the balance sheet that, due to the nature of the liabilities, the timing of payments cannot be estimated.

OTHER MATTERS

Market Risk Sensitive Instruments and Positions - Primary market risk exposures are associated with commodity prices, counterparty credit risk, investment prices and interest rates. Risk management policies are used to monitor and assist in mitigating these market risks and derivative instruments are used to manage some of the exposures related to commodity prices and interest rates. Refer to Notes 1(h) and 15 for further discussion of derivative instruments, and Note 1(g) for details of utility cost recovery mechanisms that significantly reduce commodity risk.

Commodity Price - Alliant Energy, IPL and WPL are exposed to the impact of market fluctuations in the price and transportation costs of commodities they procure and market. Established policies and procedures mitigate risks associated with these market fluctuations, including the use of various commodity derivatives and contracts of various durations for the forward sale and purchase of these commodities. Exposure to commodity price risks in the utility businesses is also significantly mitigated by current rate-making structures in place for recovery of fuel-related costs as well as the cost of natural gas purchased for resale. IPL's electric and gas tariffs and WPL's wholesale electric and gas tariffs provide for subsequent monthly adjustments to their tariff rates for material changes in prudently incurred commodity costs. IPL's and WPL's rate mechanisms, combined with commodity derivatives, significantly reduce commodity risk associated with their electric and gas service. WPL's retail electric service is exposed to the impact of changes in commodity prices due largely to the current retail recovery mechanism in place in Wisconsin for fuel-related costs.

Counterparty Credit Risk - Alliant Energy, IPL, and WPL are exposed to credit risk related to losses resulting from counterparties' nonperformance of their contractual obligations. Alliant Energy, IPL and WPL maintain credit policies intended to minimize overall credit risk and actively monitor these policies to reflect changes and scope of operations. Alliant Energy, IPL, and WPL conduct credit reviews for certain counterparties, and employ credit risk controls such as letters of credit, parental guarantees, master netting agreements and termination provisions. Credit exposure is monitored, and when necessary, activity with a specific counterparty is limited until credit enhancement is provided. Distress in the financial markets could increase Alliant Energy's, IPL's and WPL's credit risk.

Investment Price - Alliant Energy, IPL and WPL are exposed to investment price risk as a result of their investments in securities, largely related to securities held by their pension and OPEB plans, as well as unconsolidated investments accounted for under the equity method of accounting. Refer to Note 13(a) for details of the securities held by their pension and OPEB plans, and Note 6 for details of equity investments. Refer to "Critical Accounting Estimates" for the impact on retirement plan costs of changes in the rate of returns earned by plan assets.

Interest Rate - Alliant Energy, IPL and WPL are exposed to risk resulting from changes in interest rates associated with variable-rate borrowings. In addition, Alliant Energy and IPL are exposed to risk resulting from changes in interest rates on cash amounts outstanding under IPL's sales of accounts receivable program. Assuming the impact of a hypothetical 100 basis point increase in interest rates on variable-rate borrowings and cash amounts outstanding under IPL's sales of accounts receivable program at December 31, 2023, Alliant Energy's, IPL's and WPL's annual pre-tax expense would increase by approximately $5 million, $0 and $3 million, respectively. Refer to Notes 5(b) and 9 for additional information on cash amounts outstanding under IPL's sales of accounts receivable program, and short- and long-term variable-rate borrowings, respectively. Refer to "Critical Accounting Estimates" for the impacts of changes in discount rates on retirement plan obligations and costs.

Critical Accounting Estimates - Alliant Energy's financial statements are prepared in conformity with GAAP, which requires management to apply accounting policies, judgments and assumptions, and make estimates that affect results of operations and the amounts of assets and liabilities reported in the financial statements. The following accounting estimates are critical to the business and the understanding of financial results as they require critical assumptions and judgments by management. The results of these assumptions and judgments form the basis for making estimates regarding the results of operations and the amounts of assets and liabilities that are not readily apparent from other sources. Actual financial results may differ materially from estimates. Management has discussed these critical accounting estimates with the Audit Committee of the Board of Directors. Refer to Note 1 for additional discussion of accounting estimates used in the preparation of the financial statements.

Regulatory Assets and Regulatory Liabilities - IPL and WPL are regulated by various federal and state regulatory agencies. As a result, they are subject to GAAP for regulated operations, which recognizes that the actions of a regulator can provide reasonable assurance of the existence of an asset or liability. Regulatory assets or regulatory liabilities arise as a result of a difference between GAAP and actions imposed by the regulatory agencies in the rate-making process. Regulatory assets generally represent incurred costs that have been deferred as such costs are probable of recovery in future customer rates. Regulatory liabilities generally represent obligations to make refunds to customers or amounts collected in rates for which the related costs have not yet been incurred. Regulatory assets and regulatory liabilities are recognized in accordance with the rulings of applicable federal and state regulators, and future regulatory rulings may impact the carrying value and accounting treatment of regulatory assets and regulatory liabilities. Note 2 provides details of the nature and amounts of regulatory assets and regulatory liabilities assessed at December 31, 2023.

Assumptions and judgments are made each reporting period regarding whether regulatory assets are probable of future recovery and regulatory liabilities are probable future obligations by considering factors such as regulatory environment changes, rate orders issued by the applicable regulatory agencies, historical decisions by such regulatory agencies regarding similar regulatory assets and regulatory liabilities, and subsequent events of such regulatory agencies. The decisions made by regulatory authorities have an impact on the recovery of costs, the rate of return on invested capital and the timing and amount of assets to be recovered by rates. A change in these decisions may result in a material impact on results of operations and the amount of assets and liabilities in the financial statements.

In May 2023, IPL retired the Lansing Generating Station. IPL is currently allowed a full recovery of and a full return on this EGU from both its retail and wholesale customers, and IPL's retail electric rate review for the October 2024 through September 2025 forward-looking Test Period includes a request for continued recovery of and a return on the remaining net book value of Lansing through 2037. As a result, Alliant Energy and IPL concluded that no impairment was required as of December 31, 2023.

Income Taxes - Alliant Energy, IPL and WPL are subject to income taxes in various jurisdictions. Assumptions and judgments are made each reporting period to estimate income tax assets, liabilities, benefits and expenses. Judgments and assumptions are supported by historical data and reasonable projections. Significant changes in these judgments and assumptions could have a material impact on financial condition and results of operations. Alliant Energy's and IPL's critical assumptions and judgments for 2023 included estimates of qualifying deductions for repairs expenditures and allocation of mixed service costs due to the impact of Iowa rate-making principles on such property-related differences. Critical assumptions and judgments also include projections of future taxable income used to determine the ability to utilize federal credit carryforwards prior to their expiration. Refer to Note 12 for further discussion of tax matters.

Effect of Rate-making on Property-related Differences – Alliant Energy's and IPL's effective income tax rates are normally impacted by certain property-related differences at IPL for which deferred tax is not recorded in the income statement pursuant to Iowa rate-making principles. Changes in methods or assumptions regarding the amount of IPL's qualifying repairs expenditures, allocation of mixed service costs, and costs related to retirement or removal of depreciable property could result in a material impact on Alliant Energy's and IPL's financial condition and results of operations.

Carryforward Utilization - Significant federal tax credit carryforwards exist for Alliant Energy, IPL and WPL as of December 31, 2023. Based on projections of current and future taxable income, Alliant Energy, IPL and WPL plan to utilize all of these carryforwards more than five years before expiration. Changes in tax regulations or assumptions regarding current and future taxable income could require valuation allowances in the future resulting in a material impact on financial condition and results of operations.

Long-Lived Assets - Periodic assessments regarding the recoverability of certain long-lived assets are completed when factors indicate the carrying value of such assets may not be recoverable or such assets are planned to be sold. These assessments require significant assumptions and judgments by management. The long-lived assets assessed for impairment generally include certain assets within regulated operations that may not be fully recovered from IPL's and WPL's customers as a result of regulatory decisions in the future, and assets within non-utility operations that are proposed to be sold or are currently generating operating losses.

Regulated Operations - Alliant Energy's, IPL's and WPL's long-lived assets within their regulated operations that were assessed for impairment and/or plant abandonment in 2023 included WPL's generating units subject to early retirement, and IPL's and WPL's solar generation projects recently completed or under construction.

Generating Units Subject to Early Retirement - Alliant Energy, IPL and WPL evaluate future plans for their electric generation fleet and have announced the early retirement of certain EGUs. When it becomes probable that an EGU will be retired before the end of its useful life, Alliant Energy, IPL and WPL must assess whether the EGU meets the criteria to be considered probable of abandonment. EGUs that are considered probable of abandonment generally have material remaining net book values and are expected to cease operations in the near term significantly before the end of their original estimated useful lives. If an EGU meets such criteria to be considered probable of abandonment, Alliant Energy, IPL and WPL must assess the probability of full recovery of the remaining carrying value of such EGU. If it is probable that regulators will not allow full recovery of and a full return on the remaining net book value of the abandoned EGU, an impairment charge is recognized equal to the difference between the remaining carrying value and the present value of the future revenues expected from the abandoned EGU.

Alliant Energy and WPL concluded that Edgewater Unit 5 (expected to be retired by June 1, 2025) and Columbia Units 1 and 2 (expected to be retired by June 1, 2026), met the criteria to be considered probable of abandonment as of December 31, 2023. WPL is currently allowed a full recovery of and a full return on these EGUs from both its retail and wholesale customers, and as a result, Alliant Energy and WPL concluded that no impairment was required as of December 31, 2023. Alliant Energy, IPL and WPL evaluated their other EGUs that are subject to early retirement and determined that no other EGUs met the criteria to be considered probable of abandonment as of December 31, 2023. Note 3 provides additional details on these EGUs.

Solar Generation Projects Recently Completed or Under Construction - Alliant Energy, IPL and WPL review property, plant and equipment for possible impairment whenever events or changes in circumstances indicate all or a portion of the carrying value of the assets may be disallowed for rate-making purposes. If IPL or WPL is disallowed recovery of any portion of, or is only allowed a partial return on, the carrying value of the solar generation projects recently completed or under construction, then an impairment charge is recognized. "Customer Investments" provides details of IPL's and WPL's solar generation projects recently completed or under construction.

IPL accepted the IUB's advance rate-making principles approved in October 2023 for 400 MW of solar generation. IPL currently expects estimated construction costs associated with the 400 MW of new solar generation will exceed the cost target of $1,650/kilowatt, including AFUDC and transmission upgrade costs among other costs, approved by the IUB by approximately 10%. Alliant Energy and IPL concluded that there was not a probable disallowance of anticipated higher rate base amounts as of December 31, 2023 given construction costs were reasonably and prudently incurred.

WPL previously received authorization from the PSCW to acquire, construct, own and/or operate approximately 1,100 MW of new solar generation. Alliant Energy and WPL currently expect estimated construction costs associated with this solar generation will exceed amounts previously approved by the PSCW by approximately $180 million. In December 2023, the PSCW issued an order authorizing annual base rate increases for WPL's retail electric customers for the 2024/2025 forward-looking Test Period, which did not include revenue requirement for the estimated construction costs that exceed amounts previously approved by the PSCW. In February 2024, the PSCW issued an oral decision approving WPL's deferral request to seek recovery of these costs in a future regulatory proceeding. Alliant Energy and WPL concluded that there was not a probable disallowance of anticipated higher rate base amounts as of December 31, 2023 given construction costs were reasonably and prudently incurred.

Pensions and Other Postretirement Benefits - Alliant Energy, IPL and WPL sponsor various defined benefit pension and OPEB plans that provide benefits to a significant portion of their employees and retirees. Assumptions and judgments are made periodically to estimate the obligations and costs related to their retirement plans. There are many judgments and assumptions involved in determining an entity's pension and other postretirement liabilities and costs each period including employee demographics (including life expectancies and compensation levels), discount rates, assumed rates of return and funding. Changes made to plan provisions may also impact current and future benefits costs. Judgments and assumptions are supported by historical data and reasonable projections and are reviewed at least annually. The following table shows the impacts of changing certain key actuarial assumptions discussed above (in millions):

| Change in Actuarial Assumption | Defined Benefit Pension Plans | | OPEB Plans | |
	Impact on Projected Benefit Obligation at December 31, 2023	Impact on 2024 Net Periodic Benefit Costs	Impact on Accumulated Benefit Obligation at December 31, 2023	Impact on 2024 Net Periodic Benefit Costs
Alliant Energy				
1% change in discount rate	$85	$6	$12	$—
1% change in expected rate of return	N/A	7	N/A	1
IPL				
1% change in discount rate	39	3	5	—
1% change in expected rate of return	N/A	3	N/A	1
WPL				
1% change in discount rate	38	3	4	—
1% change in expected rate of return	N/A	3	N/A	—

Contingencies - Assumptions and judgments are made each reporting period regarding the future outcome of contingent events. Loss contingency amounts are recorded for any contingent events for which the likelihood of loss is probable and able to be reasonably estimated based upon current available information. The amounts recorded may differ from actuals when the uncertainty is resolved. The estimates made in accounting for contingencies, and the gains and losses that are recorded upon the ultimate resolution of these uncertainties, could have a significant effect on results of operations and the amount of assets and liabilities in the financial statements.

Certain contingencies, such as Alliant Energy Resources, LLC's guarantees of the partnership obligations of an affiliate of Whiting Petroleum, require estimation each reporting period of the expected credit losses on those contingencies, which requires significant judgment and may result in the recognition of a credit loss liability. With respect to Alliant Energy's guarantees of the partnership obligations of an affiliate of Whiting Petroleum, the most significant judgments in determining the credit loss liability were the estimate of the exposure under the guarantees and the methodology used for calculating the credit loss liability. As of December 31, 2023, Alliant Energy currently estimates the exposure to be a portion of the known partnership abandonment obligations. The methodology used to determine the credit loss liability considers both quantitative and qualitative information, which utilizes potential outcomes in a range of possible estimated amounts. Factors considered include market and external data points, the creditworthiness of the other partners, Whiting Petroleum's emergence from bankruptcy in 2020 as well as subsequent bankruptcy developments, payments by Whiting Petroleum related to abandonment obligations, forecasted cash flow expenditures associated with the abandonment obligations based on information made available to Alliant Energy, and Whiting Petroleum's business combination with Oasis Petroleum Inc. in 2022.

Note 17 provides further discussion of contingencies assessed at December 31, 2023 that may have a material impact on financial condition and results of operations, including various pending legal proceedings, guarantees and indemnifications.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alliant Energy, IPL and WPL are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Alliant Energy's, IPL's and WPL's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Because of the inherent limitations of internal control over financial reporting, misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Alliant Energy's, IPL's and WPL's management assessed the effectiveness of their respective internal control over financial reporting as of December 31, 2023 using the criteria set forth in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on these assessments, Alliant Energy's, IPL's and WPL's management concluded that, as of December 31, 2023, their respective internal control over financial reporting was effective.

Deloitte & Touche LLP, Alliant Energy's independent registered public accounting firm, has audited Alliant Energy's internal control over financial reporting. That report is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareowners and the Board of Directors of Alliant Energy Corporation:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Alliant Energy Corporation and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 16, 2024, expressed an unqualified opinion on the Company's 2023 financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte + Touche LLP

Milwaukee, Wisconsin
February 16, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareowners and the Board of Directors of Alliant Energy Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Alliant Energy Corporation and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Accounting - Impact of rate regulation on the financial statements - Refer to Notes 1, 2, and 3 to the financial statements

Critical Audit Matter Description

Alliant Energy Corporation, through its wholly-owned subsidiaries Interstate Power and Light Company and Wisconsin Power and Light Company, is subject to rate regulation by regulatory agencies. Management has determined it meets the requirements under accounting principles generally accepted in the United States of America to prepare its financial statements applying the Regulated Operations Topic 980 of the Financial Accounting Standards Board's Accounting Standards Codification.

The Company's rates are subject to regulatory rate-setting processes and periodic earnings oversight. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. Regulatory assets represent incurred costs that have been deferred and are probable of recovery in future customer rates. Regulatory liabilities represent obligations to make refunds to customers or amounts collected in rates for which the costs have not yet been incurred. The Company's regulatory assets and regulatory liabilities are recognized in accordance with the rulings of the regulatory agencies. A change in these rulings may result in a material impact on results of operations and the amount of certain assets and liabilities in the financial statements. Future regulatory rulings may impact the carrying value and accounting treatment of certain regulatory assets and regulatory liabilities.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about certain impacted account balances and disclosures and the high degree of subjectivity involved in assessing the impact of relevant future regulatory orders on the financial statements. Management judgments include assessing the likelihood of the recovery of incurred costs and refund of obligations to customers in future rates. Given that management's accounting judgments are based on assumptions about the outcome of future decisions by the regulatory agencies, auditing these judgments required specialized knowledge of accounting for rate regulation and the rate-setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the regulatory filings by management and the uncertainty of future decisions by the regulatory agencies included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of certain regulatory assets and regulatory liabilities, including the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.

- We inspected and evaluated the Company's analysis supporting the probability of recovery for certain regulatory assets or refund to customers or future reduction in customer rates for regulatory liabilities not yet addressed in a regulatory order to assess management's assertions.

- We inquired of management regarding current events impacting the Company and inspected minutes of the board of directors and other committees of the Company and evaluated whether matters were identified that may have an impact on certain recorded regulatory assets and liabilities.

- We read relevant regulatory orders, interpretations, filings made by the Company or its stakeholders, and other publicly available information issued by the regulatory agencies that pertain to the Company. We evaluated the external information and assessed whether there are matters in such information that would be contradictory to management's assertion of probability of recovery of certain regulatory assets or refund of regulatory liabilities.

- We inspected minutes of the board of directors and other committees of the Company, regulatory orders and other filings with the regulatory agencies to identify evidence that may contradict management's assertion regarding probability of abandonment or that may have an impact on the recorded balances.

- We evaluated the Company's disclosures related to the impacts of rate regulation and regulatory developments, including disclosures related to certain regulatory balances recorded.

Deloitte + Touche LLP

Milwaukee, Wisconsin
February 16, 2024

We have served as the Company's auditor since 2002.

CONSOLIDATED FINANCIAL STATEMENTS

ALLIANT ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2023	2022	2021
	(in millions, except per share amounts)		
Revenues:			
Electric utility	**$3,345**	$3,421	$3,081
Gas utility	**540**	642	456
Other utility	**52**	49	49
Non-utility	**90**	93	83
Total revenues	**4,027**	4,205	3,669
Operating expenses:			
Electric production fuel and purchased power	**736**	830	642
Electric transmission service	**583**	573	537
Cost of gas sold	**299**	389	258
Other operation and maintenance	**675**	704	676
Depreciation and amortization	**676**	671	657
Taxes other than income taxes	**115**	110	104
Total operating expenses	**3,084**	3,277	2,874
Operating income	**943**	928	795
Other (income) and deductions:			
Interest expense	**394**	325	277
Equity income from unconsolidated investments, net	**(61)**	(51)	(62)
Allowance for funds used during construction	**(100)**	(60)	(25)
Other	**3**	6	5
Total other (income) and deductions	**236**	220	195
Income before income taxes	**707**	708	600
Income tax expense (benefit)	**4**	22	(74)
Net income	**703**	686	674
Preferred dividend requirements of Interstate Power and Light Company	**—**	—	15
Net income attributable to Alliant Energy common shareowners	**$703**	$686	$659
Weighted average number of common shares outstanding:			
Basic	**253.0**	250.9	250.2
Diluted	**253.3**	251.2	250.7
Earnings per weighted average common share attributable to Alliant Energy common shareowners (basic and diluted)	**$2.78**	$2.73	$2.63

Refer to accompanying Notes to Consolidated Financial Statements.

ALLIANT ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2023	2022
	(in millions, except per share and share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	**$62**	$20
Accounts receivable, less allowance for expected credit losses	**475**	516
Production fuel, at weighted average cost	**62**	53
Gas stored underground, at weighted average cost	**79**	132
Materials and supplies, at weighted average cost	**202**	140
Regulatory assets	**232**	166
Other	**160**	223
Total current assets	**1,272**	1,250
Property, plant and equipment, net	**17,157**	16,247
Investments:		
ATC Holdings	**386**	358
Other	**216**	201
Total investments	**602**	559
Other assets:		
Regulatory assets	**2,029**	1,880
Deferred charges and other	**177**	227
Total other assets	**2,206**	2,107
Total assets	**$21,237**	$20,163
LIABILITIES AND EQUITY		
Current liabilities:		
Current maturities of long-term debt	**$809**	$408
Commercial paper	**475**	642
Accounts payable	**611**	756
Regulatory liabilities	**107**	206
Other	**302**	351
Total current liabilities	**2,304**	2,363
Long-term debt, net (excluding current portion)	**8,225**	7,668
Other liabilities:		
Deferred tax liabilities	**2,042**	1,943
Regulatory liabilities	**1,023**	1,118
Pension and other benefit obligations	**249**	277
Other	**617**	518
Total other liabilities	**3,931**	3,856
Commitments and contingencies (Note 17)		
Equity:		
Alliant Energy Corporation common equity:		
Common stock - $0.01 par value - 480,000,000 shares authorized; 256,096,848 and 251,134,966 shares outstanding	**3**	3
Additional paid-in capital	**3,030**	2,777
Retained earnings	**3,756**	3,509
Accumulated other comprehensive income	**1**	—
Shares in deferred compensation trust - 379,006 and 402,134 shares at a weighted average cost of $34.48 and $32.63 per share	**(13)**	(13)
Total Alliant Energy Corporation common equity	**6,777**	6,276
Total liabilities and equity	**$21,237**	$20,163

Refer to accompanying Notes to Consolidated Financial Statements.

ALLIANT ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2023	2022	2021
	(in millions)		
Cash flows from operating activities:			
Net income	**$703**	$686	$674
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**676**	671	657
Deferred tax expense (benefit) and tax credits	**14**	13	(78)
Equity component of allowance for funds used during construction	**(74)**	(44)	(18)
Other	**35**	27	35
Other changes in assets and liabilities:			
Accounts receivable	**(414)**	(672)	(530)
Materials and supplies	**(62)**	(27)	(13)
Regulatory assets	**24**	(108)	51
Derivative assets	**149**	(61)	(142)
Accounts payable	**(122)**	78	37
Regulatory liabilities	**(149)**	22	(66)
Derivative liabilities	**19**	70	(17)
Deferred income taxes (a)	**84**	4	193
Pension and other benefit obligations	**(28)**	(97)	(137)
Other	**12**	(76)	(64)
Net cash flows from operating activities	**867**	486	582
Cash flows used for investing activities:			
Construction and acquisition expenditures:			
Utility business	**(1,731)**	(1,392)	(1,070)
Other	**(123)**	(92)	(99)
Cash receipts on sold receivables	**453**	598	502
Proceeds from sales of partial ownership interests in West Riverside	**120**	—	—
Other	**(120)**	(47)	(61)
Net cash flows used for investing activities	**(1,401)**	(933)	(728)
Cash flows from financing activities:			
Common stock dividends	**(456)**	(428)	(403)
Proceeds from issuance of common stock, net	**246**	25	28
Payments to redeem cumulative preferred stock of IPL	**—**	—	(200)
Proceeds from issuance of long-term debt	**1,455**	1,338	600
Payments to retire long-term debt	**(508)**	(633)	(8)
Net change in commercial paper	**(167)**	127	126
Other	**3**	2	(13)
Net cash flows from financing activities	**573**	431	130
Net increase (decrease) in cash, cash equivalents and restricted cash	**39**	(16)	(16)
Cash, cash equivalents and restricted cash at beginning of period	**24**	40	56
Cash, cash equivalents and restricted cash at end of period	**$63**	$24	$40
Supplemental cash flows information:			
Cash (paid) refunded during the period for:			
Interest	**($378)**	($311)	($272)
Income taxes, net (a)	**$88**	($6)	($3)
Significant non-cash investing and financing activities:			
Accrued capital expenditures	**$364**	$382	$141
Beneficial interest obtained in exchange for securitized accounts receivable	**$216**	$185	$214

(a) 2023 includes $98 million of proceeds from renewable tax credits transferred to other corporate taxpayers

Refer to accompanying Notes to Consolidated Financial Statements.

ALLIANT ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY

	Total Alliant Energy Common Equity						
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares in Deferred Compensation Trust	Cumulative Preferred Stock of IPL	Total Equity
				(in millions)			
2021:							
Beginning balance	$2	$2,704	$2,994	($1)	($11)	$200	$5,888
Net income attributable to Alliant Energy common shareowners			659				659
Common stock dividends ($1.61 per share)			(403)				(403)
Shareowner Direct Plan issuances	1	27					28
Equity-based compensation plans and other		18			(1)		17
Redemption of IPL's cumulative preferred stock						(200)	(200)
Other comprehensive income, net of tax				1			1
Ending balance	3	2,749	3,250	—	(12)	—	5,990
2022:							
Net income attributable to Alliant Energy common shareowners			686				686
Common stock dividends ($1.71 per share)			(428)				(428)
Shareowner Direct Plan issuances		25					25
Equity-based compensation plans and other		3	1		(1)		3
Ending balance	3	2,777	3,509	—	(13)	—	6,276
2023:							
Net income attributable to Alliant Energy common shareowners			**703**				**703**
Common stock dividends ($1.81 per share)			**(456)**				**(456)**
At-the-market offering program, net and Shareowner Direct Plan issuances		**246**					**246**
Equity-based compensation plans and other		**7**					**7**
Other comprehensive income, net of tax				**1**			**1**
Ending balance	**$3**	**$3,030**	**$3,756**	**$1**	**($13)**	**$—**	**$6,777**

Refer to accompanying Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NOTE 1(a) General -
Description of Business - Alliant Energy's financial statements include the accounts of Alliant Energy and its consolidated subsidiaries. Alliant Energy is a Midwest U.S. energy holding company, whose primary wholly-owned subsidiaries are IPL, WPL, AEF and Corporate Services.

IPL is a direct subsidiary of Alliant Energy and is a public utility engaged principally in the generation and distribution of electricity and the distribution and transportation of natural gas to retail customers in select markets in Iowa. IPL also sells electricity to wholesale customers in Minnesota, Illinois and Iowa, and is engaged in the generation and distribution of steam for two customers in Cedar Rapids, Iowa.

WPL is a direct subsidiary of Alliant Energy and is a public utility engaged principally in the generation and distribution of electricity and the distribution and transportation of natural gas to retail customers in select markets in Wisconsin. WPL also sells electricity to wholesale customers in Wisconsin.

AEF is comprised of Travero, ATI, corporate venture investments, a non-utility wind farm, the Sheboygan Falls Energy Facility and other non-utility holdings. Travero includes a short-line rail freight service in Iowa; a Mississippi River barge, rail and truck freight terminal in Illinois; freight brokerage services; wind turbine blade recycling services; and a rail-served warehouse in Iowa. ATI, a wholly-owned subsidiary of AEF, holds all of Alliant Energy's interest in ATC Holdings. Corporate venture investments includes various minority ownership interests in regional and national venture funds, including a global coalition of energy companies working together to help advance the transition towards a cleaner, more sustainable, and inclusive energy future, by identifying and researching innovative technologies and business models within the emerging energy economy. The non-utility wind farm includes a 50% cash equity ownership interest in a 225 MW wind farm located in Oklahoma. The Sheboygan Falls Energy Facility is a 347 MW, simple-cycle, natural gas-fired EGU near Sheboygan Falls, Wisconsin, which is currently leased to WPL through 2039.

Corporate Services is the subsidiary formed to provide administrative services to Alliant Energy and its subsidiaries.

Basis of Presentation - The financial statements reflect investments in controlled subsidiaries on a consolidated basis and Alliant Energy's, IPL's and WPL's proportionate shares of jointly-owned utility EGUs. Unconsolidated investments that Alliant Energy and WPL do not control are accounted for under the equity method of accounting. Under the equity method of accounting, Alliant Energy and WPL initially record the investment at cost, and adjust the carrying amount of the investment to recognize their respective share of the earnings or losses of the investee. Dividends received from an investee reduce the carrying amount of the equity investment. Investments that do not meet the criteria for consolidation or the equity method of accounting are accounted for under the cost method.

All intercompany balances and transactions, other than certain transactions affecting the rate-making process at IPL and WPL, have been eliminated from the financial statements. Such transactions not eliminated include costs that are recoverable from customers through rate-making processes. The financial statements are prepared in conformity with GAAP, which give recognition to the rate-making practices of FERC and state commissions having regulatory jurisdiction.

Certain prior period amounts in the Financial Statements and Notes have been reclassified to conform to the current period presentation for comparative purposes.

Use of Estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect: (a) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and (b) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1(b) Regulatory Assets and Regulatory Liabilities - Alliant Energy, IPL and WPL are subject to regulation by FERC and various state regulatory commissions. As a result, Alliant Energy, IPL and WPL are subject to GAAP provisions for regulated operations, which provide that rate-regulated public utilities record certain costs and credits allowed in the rate-making process in different periods than for non-utility entities. Regulatory assets generally represent incurred costs that have been deferred as such costs are probable of recovery in future customer rates. Regulatory liabilities generally represent obligations to make refunds to customers or amounts collected in rates for which the related costs have not yet been incurred. Amounts recorded as regulatory assets or regulatory liabilities are generally recognized in the income statements at the time they are reflected in rates.

NOTE 1(c) Income Taxes - The liability method of accounting is followed for deferred taxes, which requires the establishment of deferred tax assets and liabilities, as appropriate, for temporary differences between the tax basis of assets and liabilities and the amounts reported in the financial statements. Deferred taxes are recorded using currently enacted tax rates and estimates of state apportionment. Changes in deferred tax assets and liabilities associated with certain property-related differences at IPL are accounted for differently than other subsidiaries of Alliant Energy due to rate-making practices in Iowa. Rate-making practices in Iowa do not allow the impact of certain deferred tax expenses (benefits) to be included in the determination of retail rates. Based on these rate-making practices, deferred tax expense (benefit) related to these property-related differences at IPL is not recorded in the income statement but instead recorded to regulatory assets or regulatory liabilities until these temporary differences reverse. In Wisconsin, the PSCW allows rate recovery of deferred tax expense on all temporary differences.

The flow-through method of accounting is used for investment tax credits. Certain federal investment tax credits related to utility property, plant and equipment are subject to statutory tax normalization rules limiting how they may be treated in rate-making. As appropriate to reflect the rate-making practices, investment tax credits are deferred and amortized over the book depreciable lives of the related property or other period prescribed by rate regulation.

Alliant Energy files a consolidated federal income tax return and a combined return in Wisconsin, which include Alliant Energy and its subsidiaries. Alliant Energy subsidiaries with a presence in Iowa file as part of a consolidated return in Iowa.

The Inflation Reduction Act of 2022 provides the ability to transfer renewable tax credits to other corporate taxpayers. In 2023, IPL and WPL entered into agreements to transfer renewable tax credits from certain wind, solar and battery storage facilities to other corporate taxpayers in exchange for cash. Alliant Energy, IPL and WPL have elected to record transfers of renewable tax credits as part of income taxes. For renewable tax credits subject to future transfer, a valuation allowance is recorded for the difference between the tax value of the credits and the expected sales price. Renewable tax credits and any related valuation allowances are derecognized when control of the tax credits is transferred to other corporate taxpayers. A majority of the differences between actual renewable tax credits and renewable tax credits used to determine rates are recorded in regulatory assets or regulatory liabilities on the balance sheets until they are reflected in future billings to customers. The cash received from the transfer of renewable tax credits is recorded in cash flows from operating activities. Refer to Notes 12 and 17(d) for further discussion of the transfer of renewable tax credits to other corporate taxpayers, including related valuation allowances and indemnification requirements, respectively.

NOTE 1(d) Cash, Cash Equivalents and Restricted Cash - Cash and cash equivalents include short-term liquid investments that have original maturities of less than 90 days. At December 31, 2023, Alliant Energy's and IPL's cash and cash equivalents included $45 million of money market fund investments, with a weighted average interest rate of 5%. At December 31, 2023 and 2022, Alliant Energy's restricted cash related to requirements in Sheboygan Power, LLC's debt agreement.

NOTE 1(e) Property, Plant and Equipment -
Utility Plant -
General - Utility plant is recorded at the original cost of acquisition or construction, which includes material, labor, contractor services, AFUDC and allocable overheads, such as supervision, engineering, certain administrative costs directly related to construction, benefits, certain taxes and transportation. Repairs, replacements and renewals of items of property determined to be less than a unit of property or that do not increase the property's life or functionality are charged to maintenance expense. Property, plant and equipment that is probable of being retired early is classified as plant anticipated to be retired early. Generally, ordinary retirements of utility plant and salvage value are netted and charged to accumulated depreciation upon removal from utility plant accounts and no gain or loss is recognized consistent with rate-making principles. However, if regulators have approved recovery of the remaining net book value of property, plant and equipment that is retired early, or such approval by regulators is probable, the remaining net book value is reclassified from property, plant and equipment to regulatory assets upon retirement.

Depreciation - IPL and WPL use a combination of remaining life and straight-line depreciation methods as approved by their respective regulatory commissions. The composite or group method of depreciation is used, in which a single depreciation rate is applied to the gross investment in a particular class of property. This method pools similar assets and then depreciates each group as a whole. Periodic depreciation studies are performed to determine the appropriate group lives, net salvage, estimated cost of removal and group depreciation rates. These depreciation studies are subject to review and approval by IPL's and WPL's respective regulatory commissions. Depreciation expense is included within the recoverable cost of service component of rates collected from customers. The average rates of depreciation for electric, gas and other properties, consistent with current rate-making practices, were as follows:

	IPL			WPL		
	2023	2022	2021	**2023**	2022	2021
Electric - generation	**3.3%**	3.4%	3.4%	**3.0%**	3.4%	3.5%
Electric - distribution	**2.8%**	2.8%	2.9%	**2.7%**	2.5%	2.6%
Electric - other	**5.6%**	5.7%	5.7%	**6.3%**	6.8%	7.4%
Gas	**3.3%**	3.3%	3.3%	**2.5%**	2.4%	2.4%
Other	**6.2%**	6.1%	6.1%	**4.6%**	4.9%	5.4%

AFUDC - AFUDC represents costs to finance construction additions, including a return on equity component and cost of debt component as required by regulatory accounting. AFUDC for IPL's construction projects is calculated in accordance with FERC guidelines. AFUDC for WPL's retail and wholesale jurisdiction construction projects is calculated in accordance with PSCW and FERC guidelines, respectively. The AFUDC rates, computed in accordance with the prescribed regulatory formula, were as follows:

	2023	2022	2021
IPL (Wind generation CWIP)	**6.9%**	6.9%	7.0%
IPL (other CWIP)	**7.0%**	7.0%	7.2%
WPL (retail jurisdiction)	**7.4%**	7.0%	7.0%
WPL (wholesale jurisdiction)	**7.1%**	6.2%	5.6%

In accordance with their respective regulatory commission decisions, IPL applies its AFUDC rates to 100% of applicable CWIP balances, and WPL generally applies its AFUDC rates to 50% of applicable CWIP balances and the remaining 50% of applicable CWIP balances earns a return on such balances as part of its rate base. WPL may apply its AFUDC rates to 100% of the retail portion of the CWIP balances for construction projects requiring a CA or CPCN that were approved by the PSCW after its then most recent rate order, including the first and second solar generation CAs.

Non-utility and Other Property -
General - Non-utility property is recorded at the original cost of acquisition or construction, which includes material, labor and contractor services. Repairs, replacements and renewals of items of property determined to be less than a unit of property or that do not increase the property's life or functionality are charged to maintenance expense. Upon retirement or sale of non-utility property, the original cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the income statements.

Costs related to software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the estimated useful life of the related software. If software is retired prior to being fully amortized, the remaining book value is recorded as a loss in the income statements.

NOTE 1(f) Revenue Recognition -
Utility - Revenues from Alliant Energy's utility business are primarily from electric and gas sales to customers. Utility revenues are recognized over time as services are rendered or commodities are delivered to customers, and include billed and unbilled components. The billed component is based on the reading of customers' meters, which occurs on a systematic basis throughout each reporting period and represents the fair value of the services provided or commodities delivered. The unbilled component is recorded at the end of each reporting period based on estimated amounts of energy delivered to customers but not yet billed.

IPL and WPL accrue revenues from their wholesale customers to the extent that the actual net revenue requirements calculated in accordance with FERC-approved formula rates for the reporting period are higher or lower than the amounts billed to wholesale customers during such period. Regulatory assets or regulatory liabilities are recorded as the offset for these accrued revenues under formulaic rate-making programs. As of December 31, 2023, the related amounts accrued for IPL and WPL were not material.

IPL and WPL participate in bid/offer-based wholesale energy and ancillary services markets operated by MISO. The MISO transactions are grouped together, resulting in a net supply to or net purchase from MISO for each hour of each day. The net supply to MISO is recorded as bulk power sales in "Electric utility revenues" and the net purchase from MISO is recorded in "Electric production fuel and purchased power" in the income statements.

Non-utility - Revenues from Alliant Energy's non-utility businesses are primarily from its Travero business and are recognized over time as services are rendered to customers.

Taxes Collected from Customers - Sales or various other taxes collected by certain of Alliant Energy's subsidiaries on behalf of other agencies are recorded on a net basis and are not included in revenues.

Other - Alliant Energy, IPL and WPL do not disclose the value of unsatisfied performance obligations for: (i) contracts with an original expected length of one year or less; and (ii) contracts for which revenue is recognized at the amount to which they have the right to invoice for services performed.

NOTE 1(g) Utility Cost Recovery Mechanisms -
Electric Production Fuel and Purchased Power (Fuel-related Costs) - Fuel-related costs are incurred to generate and purchase electricity to meet the demand of IPL's and WPL's electric customers. These fuel-related costs include the cost of fossil fuels (primarily natural gas and coal) used to produce electricity at their EGUs, and electricity purchased from MISO wholesale energy markets and under PPAs. These fuel-related costs are recorded in "Electric production fuel and purchased power" in the income statements.

IPL Retail - The cost recovery mechanisms for IPL's retail electric customers provide for monthly adjustments to their electric rates for changes in fuel-related costs. Changes in the under-/over-collection of these costs are recognized in "Electric production fuel and purchased power" in Alliant Energy's income statements. The cumulative effects of the under-/over-collection of these costs are recorded in regulatory assets or regulatory liabilities on Alliant Energy's balance sheets until they are reflected in future billings to customers.

WPL Retail - The cost recovery mechanism for WPL's retail electric customers is based on forecasts of certain fuel-related costs expected to be incurred during forward-looking test periods and fuel monitoring ranges determined by the PSCW during each retail electric rate proceeding or in a separate fuel cost plan approval proceeding. If WPL's actual fuel-related costs fall outside these fuel monitoring ranges, WPL is authorized to defer the incremental under-/over-collection of fuel-related costs that are outside the approved ranges. Deferral of under-collections are reduced to the extent actual return on common equity earned by WPL during the fuel cost plan year exceeds the most recently authorized return on common equity. Deferred amounts for fuel-related costs outside the approved fuel monitoring ranges are primarily recognized in "Electric production fuel and purchased power" in Alliant Energy's income statements. The cumulative effects of these deferred amounts are recorded in regulatory assets or regulatory liabilities on Alliant Energy's balance sheets until they are reflected in future billings to customers.

IPL and WPL Wholesale - The cost recovery mechanisms for IPL's and WPL's wholesale electric customers provide for subsequent adjustments to their electric rates for changes in fuel-related costs. Changes in the under-/over-collection of these costs are recognized in "Electric production fuel and purchased power" in the income statements. The cumulative effects of the under-/over-collection of these costs are recorded in regulatory assets or regulatory liabilities on the balance sheets until they are reflected in future billings to customers.

<u>Electric Capacity</u> - PPAs help meet the electricity demand of IPL's and WPL's customers. Certain PPAs include minimum payments for IPL's and WPL's rights to electric generating capacity, which are charged each period to "Electric production fuel and purchased power" in the income statements. Purchased electric capacity expenses are recovered from IPL's and WPL's retail electric customers through changes in base rates determined during periodic rate proceedings. Purchased electric capacity expenses are recovered from IPL's and WPL's wholesale electric customers through annual changes in base rates determined by a formula rate structure. Electric capacity revenues are refunded to IPL's retail electric customers through changes in base rates determined during periodic rate proceedings, and to IPL and WPL's wholesale electric customers through annual changes in base rates determined by a formula rate structure. Electric capacity revenues are refunded to WPL's retail electric customers through its fuel cost recovery mechanism.

<u>Electric Transmission Service</u> - Costs incurred for the transmission of electricity to meet the demands of IPL's and WPL's customers are charged to "Electric transmission service" in the income statements.

IPL Retail - Electric transmission service expense is recovered from IPL's retail electric customers through a transmission cost rider. This cost recovery mechanism provides for periodic adjustments to electric rates charged to retail electric customers for changes in electric transmission service expense. Changes in the under-/over-collection of these costs are recognized in "Electric transmission service" in Alliant Energy's income statements. The cumulative effects of the under-/over-collection of these costs are recorded in regulatory assets or regulatory liabilities on Alliant Energy's balance sheets until they are reflected in future billings to customers.

WPL Retail - Electric transmission service expense is recovered from WPL's retail electric customers through changes in base rates determined during periodic rate proceedings. Pursuant to escrow accounting treatment approved by the PSCW, the difference between actual electric transmission service expense incurred and the amount of electric transmission service costs collected from customers as electric revenues is recognized in "Electric transmission service" in Alliant Energy's income statements. An offsetting amount is recorded in regulatory assets or regulatory liabilities on Alliant Energy's balance sheets until reflected in future billings to customers.

IPL and WPL Wholesale - IPL and WPL arrange transmission service for the majority of their respective wholesale electric customers. Electric transmission service expense is allocated to and recovered from these customers based on a load ratio share computation.

<u>Cost of Gas Sold</u> - Costs are incurred for the purchase, transportation and storage of natural gas to serve IPL's and WPL's gas customers and the costs associated with the natural gas delivered to customers are charged to "Cost of gas sold" in the income statements. The tariffs for IPL's and WPL's retail gas customers provide for subsequent adjustments to their rates periodically for changes in the cost of gas sold. Changes in the under-/over-collection of these costs are also recognized in "Cost of gas sold" in the income statements. The cumulative effects of the under-/over-collection of these costs are recorded in regulatory assets or regulatory liabilities on the balance sheets until they are reflected in future billings to customers.

<u>Energy Efficiency Costs</u> - Costs incurred to fund energy efficiency programs and initiatives that help customers reduce their energy usage are charged to "Other operation and maintenance" in the income statements. Energy efficiency costs incurred by IPL are recovered from its retail electric and gas customers through energy efficiency and demand response cost recovery

factor tariffs, which are revised annually and include a reconciliation to eliminate any under-/over-collection of energy efficiency costs from prior periods. Pursuant to escrow accounting treatment approved by the PSCW, the difference between actual energy efficiency costs incurred by WPL and the amount collected from its retail electric and gas customers is recovered through changes in base rates determined during periodic rate proceedings, and reconciliations eliminate any under-/over-collection of energy efficiency costs from prior periods. Changes in the under-/over-collection of energy efficiency costs for IPL and WPL are recognized in "Other operation and maintenance" in the income statements. The cumulative effects of the under-/over-collection of these costs for IPL and WPL are recorded in regulatory assets or regulatory liabilities on the balance sheets until they are reflected in future billings to customers.

Renewable Energy Rider - IPL recovers a return of, as well as earns a return on, its wind generation placed in service in 2019 and 2020 from its retail electric customers through a renewable energy rider. Other applicable costs and tax benefits associated with this wind generation, excluding operation and maintenance expenses, are also included in the rider. This cost recovery mechanism provides for annual adjustments to electric rates charged to IPL's retail electric customers for actual renewable energy costs and tax benefits. Changes in the under-/over-collection of these costs are recognized in "Electric utility revenue" in Alliant Energy's income statements. The cumulative effects of the under-/over-collection of these costs for IPL are recorded in regulatory assets or regulatory liabilities on Alliant Energy's balance sheets until they are reflected in future billings to customers.

NOTE 1(h) Financial Instruments - Financial instruments are periodically used for risk management purposes to mitigate exposures to fluctuations in certain commodity prices, transmission congestion costs and interest rates. The fair value of those financial instruments that are determined to be derivatives are recorded as assets or liabilities on the balance sheets. Certain commodity purchase and sales contracts qualified for and were designated under the normal purchase and sale exception, and were accounted for on the accrual basis of accounting. Alliant Energy, IPL and WPL have elected to not net the fair value amounts of derivatives subject to a master netting arrangement by counterparty. Alliant Energy, IPL and WPL do not offset fair value amounts recognized for the right to reclaim cash collateral (receivable) or the obligation to return cash collateral (payable) against fair value amounts recognized for derivative instruments that are executed with the same counterparty under the same master netting arrangement. Refer to Note 2 for discussion of the recognition of regulatory assets and regulatory liabilities related to the unrealized losses and gains on commodity derivative instruments. Refer to Notes 15, 16 and 17(f) for further discussion of derivatives and related credit risk.

NOTE 1(i) Asset Impairments -
Property, Plant and Equipment of Regulated Operations - Property, plant and equipment of regulated operations are reviewed for possible impairment whenever events or changes in circumstances indicate all or a portion of the carrying value of the assets may be disallowed for rate-making purposes. If IPL or WPL are disallowed recovery of any portion of, or are only allowed a partial return on, the carrying value of their regulated property, plant and equipment that is under construction, has been recently completed or is probable of abandonment, or conclude it is probable recovery or a full return will be disallowed, then an impairment charge is recognized.

Property, Plant and Equipment of Non-utility Operations - Property, plant and equipment of non-utility operations are reviewed for possible impairment whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Impairment is indicated if the carrying value of an asset exceeds its undiscounted future cash flows. If an impairment is indicated, a charge is recognized equal to the amount the carrying value exceeds the asset's fair value.

Unconsolidated Equity Investments - If events or circumstances indicate the carrying value of investments accounted for under the equity method of accounting exceeds fair value and the decline in value is other than temporary, potential impairment is assessed. If an impairment is indicated, a charge is recognized equal to the amount the carrying value exceeds the investment's fair value.

NOTE 1(j) Asset Retirement Obligations - The fair value of a legal obligation associated with the retirement of an asset is recorded as a liability when an asset is placed in service, when a legal obligation is subsequently identified or when sufficient information becomes available to determine a reasonable estimate of the fair value of future retirement costs. When an ARO is recorded as a liability, an equivalent amount is added to the asset cost. The fair value of AROs at inception is determined using discounted cash flows analyses. The liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset. Accretion and depreciation expenses related to AROs for IPL's and WPL's regulated operations are recorded to regulatory assets on the balance sheets. Revisions in estimated cash flows for IPL's and WPL's regulated operations are recorded as an increase or decrease to the ARO liability, with an offset to the asset cost, unless the asset is already retired and then the offset is recorded to regulatory assets or regulatory liabilities on the balance sheets. Upon regulatory approval to recover IPL's AROs expenditures, its regulatory assets are amortized to depreciation and amortization expenses in Alliant Energy's income statements over the same time period the ARO expenditures are recovered from IPL's customers. WPL's regulatory assets related to AROs are recovered as a component of depreciation rates pursuant to PSCW and FERC orders. Upon settlement of the ARO liability, an entity settles the obligation for its recorded amount or incurs a gain or loss. Any gains or losses related to AROs for IPL's and WPL's regulated operations are recorded to regulatory liabilities or regulatory assets on the balance sheets.

NOTE 1(k) Debt Issuance and Retirement Costs - Debt issuance costs and debt premiums or discounts are presented on the balance sheets as a direct adjustment to the carrying amount of the related debt liability, and are deferred and amortized over the expected life of each debt issue, considering maturity dates and, if applicable, redemption rights held by others. Alliant Energy's non-utility businesses and Corporate Services record to interest expense in the period of retirement any unamortized debt issuance costs and debt premiums or discounts on debt retired early.

NOTE 1(l) Current Expected Credit Losses Estimates - Current expected credit losses are estimated for trade and other receivables and credit exposures on guarantees of the performance by third parties. The current expected credit losses for short-term trade receivables are based on estimates of losses resulting from the inability of customers to make required payments. The methodology used to estimate losses is based on historical write-offs, regional economic conditions, significant events that could impact collectability, such as significant weather related matters and related regulatory actions, and actual and forecasted changes to the accounts receivable aging portfolio and write-offs. The current expected credit losses related to guarantees of the performance by third parties are estimated using both quantitative and qualitative information, which utilizes potential outcomes in a range of possible estimated amounts.

NOTE 1(m) Variable Interest Entities - An entity is considered a VIE if its equity investors do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, the entity is structured with disproportionate voting rights and substantially all of the entity's activities are conducted on behalf of the investor with disproportionately fewer voting rights, or its equity investors lack any of the following characteristics: (1) power, through voting rights or similar rights, to direct the activities of the entity that most significantly impact the entity's economic performance; (2) the obligation to absorb expected losses of the entity; or (3) the right to receive expected benefits of the entity. The primary beneficiary of a VIE is required to consolidate the VIE. The financial statements do not reflect any consolidation of VIEs.

NOTE 1(n) Leases - The determination of whether an arrangement qualifies as a lease occurs at the inception of the arrangement. Arrangements that qualify as leases are classified as either operating or finance. Operating and finance lease liabilities represent obligations to make payments arising from the lease. Operating and finance lease assets represent the right to use an underlying asset for the lease term and are recognized at the lease commencement date based on the present value of the lease payments over the lease term. Leases with initial terms less than 12 months are not recognized as leases. For operating leases, an incremental borrowing rate, as determined at the lease commencement date, is used to determine the present value of the lease payments. For finance leases, the rate implicit in the lease, if known, is used to determine the present value of the lease payments. If the rate implicit in the lease is not known, the incremental borrowing rate, as determined at the lease commencement date, is used to determine the present value of the lease payments. Lease terms include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Operating lease expense is recognized on a straight-line basis over the expected lease term. Finance lease expense is comprised of depreciation and amortization, and interest expenses. Finance lease assets related to leased land for solar generation are amortized on a straight-line basis over the lease term, and are accounted for as operating leases for rate-making purposes. All other finance lease assets are depreciated on a straight-line basis over the shorter of the useful life of the underlying asset or the lease term.

NOTE 2. REGULATORY MATTERS
Regulatory Assets - Alliant Energy, IPL and WPL assess whether IPL's and WPL's regulatory assets are probable of future recovery by considering factors such as applicable regulations, recent orders by the applicable regulatory agencies, historical treatment of similar costs by the applicable regulatory agencies and regulatory environment changes. Based on these assessments, Alliant Energy, IPL and WPL believe the regulatory assets recognized as of December 31, 2023 are probable of future recovery. However, no assurance can be made that IPL and WPL will recover all of these regulatory assets in future rates. If future recovery of a regulatory asset ceases to be probable, the regulatory asset will be charged to expense. At December 31, regulatory assets were comprised of the following items (in millions):

	Alliant Energy		IPL		WPL	
	2023	2022	**2023**	2022	**2023**	2022
Tax-related	**$934**	$929	**$831**	$848	**$103**	$81
Pension and OPEB costs	**347**	392	**171**	197	**176**	195
Assets retired early	**273**	70	**259**	53	**14**	17
AROs	**194**	151	**160**	110	**34**	41
Commodity cost recovery	**120**	160	**12**	1	**108**	159
Derivatives	**102**	84	**34**	48	**68**	36
WPL's Western Wisconsin gas distribution expansion investments	**44**	48	**—**	—	**44**	48
IPL's DAEC PPA amendment	**42**	66	**42**	66	**—**	—
Other	**205**	146	**68**	63	**137**	83
	$2,261	$2,046	**$1,577**	$1,386	**$684**	$660

At December 31, 2023, IPL and WPL had $74 million and $32 million, respectively, of regulatory assets that were not earning a return on investment. IPL's regulatory assets that were not earning a return consisted primarily of retired analog electric meters, emission allowances and costs for certain construction projects. WPL's regulatory assets that were not earning a return consisted primarily of costs for certain construction projects. The other regulatory assets reported in the above table either earn a return or the cash has not yet been expended, in which case the assets are offset by liabilities that also do not incur a carrying cost.

Tax-related - IPL and WPL record regulatory assets for certain temporary differences (primarily related to utility property, plant and equipment at IPL) that result in a decrease in current rates charged to customers and an increase in future rates charged to customers based on the timing of income tax expense that is used to determine such rates. These temporary differences for IPL include the impacts of qualifying deductions for repairs expenditures, allocation of mixed service costs, and Iowa accelerated tax depreciation, which all contribute to lower current income tax expense during the first part of an asset's useful life and higher current income tax expense during the latter part of an asset's useful life. These regulatory assets will be recovered from customers in the future when these temporary differences reverse resulting in additional current income tax expense used to determine customers' rates. Refer to Note 12 for discussion of Iowa Tax Reform, which resulted in a decrease in Alliant Energy's and IPL's tax-related regulatory assets in 2023.

Pension and other postretirement benefits costs - The IUB, PSCW and FERC have authorized IPL and WPL to record the previously unrecognized net actuarial gains and losses, and prior service costs and credits, as regulatory assets in lieu of accumulated other comprehensive loss on the balance sheets, as these amounts are expected to be recovered in future rates. These regulatory assets will be increased or decreased as the net actuarial gains or losses, and prior service costs or credits, are subsequently amortized and recognized as a component of net periodic benefit costs. Regulatory assets are also increased or decreased as a result of the annual defined benefit plan measurement process. Pension and OPEB costs are included within the recoverable cost of service component of rates charged to IPL's and WPL's retail and wholesale customers, which are based upon pension and OPEB costs determined in accordance with GAAP and are calculated in accordance with IPL's and WPL's respective regulatory jurisdictions.

Assets retired early - IPL and WPL have retired various natural gas- and coal-fired EGUs, and IPL has retired certain analog electric meters. As a result, the remaining net book value of these assets was reclassified from property, plant and equipment to a regulatory asset on the balance sheets. Details regarding the recovery of the remaining net book value of these assets from IPL's and WPL's customers are as follows (dollars in millions):

Entity	Asset	Retirement Date	Regulatory Asset Balance as of Dec. 31, 2023	Recovery	Regulatory Approval
IPL	Lansing	2023	$216	Return of and return on remaining net book value through 2037	FERC and pending with the IUB (a)
IPL	Analog electric meters	2019	20	Return of remaining net book value through 2028	IUB and FERC
IPL	Sutherland Units 1 and 3	2017	12	Return of and return on remaining net book value through 2027	IUB and FERC
IPL	M.L. Kapp Unit 2	2018	11	Return of and return on remaining net book value through 2029	IUB and FERC
WPL	Edgewater Unit 4	2018	14	Return of and return on remaining net book value through 2028	PSCW and FERC

(a) IPL's retail electric rate review for the October 2024 through September 2025 forward-looking Test Period includes a request with the IUB for continued recovery of the remaining net book value of Lansing through 2037.

AROs - Alliant Energy, IPL and WPL believe it is probable that certain differences between expenses accrued for AROs related to their utility operations and expenses recovered currently in rates will be recoverable in future rates, and are deferring the differences as regulatory assets. In 2023, in conjunction with IPL's retirement of the Lansing Generating Station, IPL reclassified the remaining net book value of the associated AROs from property, plant and equipment to a regulatory asset on Alliant Energy's balance sheets.

Commodity cost recovery - Refer to Note 1(g) for details of IPL's and WPL's commodity cost recovery mechanisms. The cost recovery mechanism for WPL's retail electric customers is based on forecasts of certain fuel-related costs expected to be incurred during forward-looking test periods and fuel monitoring ranges determined by the PSCW during each retail electric rate proceeding or in a separate fuel cost plan approval proceeding. In 2021, WPL's actual fuel-related costs fell outside these fuel monitoring ranges, resulting in a $37 million deferral as of December 31, 2022, which was collected in 2023 from its retail electric customers, plus interest. In 2022, WPL's actual fuel-related costs fell outside these fuel monitoring ranges, resulting in a $117 million deferral as of December 31, 2022, which WPL is collecting from October 2023 through December 2025 from its retail electric customers, plus interest ($12 million was collected in 2023). In 2023, actual fuel-related costs fell outside these fuel monitoring ranges, resulting in a $34 million regulatory liability as of December 31, 2023, which is expected to be addressed in a future regulatory proceeding.

Derivatives - In accordance with IPL's and WPL's fuel and natural gas recovery mechanisms, prudently incurred costs from derivative instruments are recoverable from customers in the future after any losses are realized, and gains from derivative instruments are refundable to customers in the future after any gains are realized. Based on these recovery mechanisms, the changes in the fair value of derivative liabilities/assets resulted in comparable changes to regulatory assets/liabilities on the balance sheets. Refer to Note 15 for discussion of changes in Alliant Energy's, IPL's and WPL's derivative liabilities/assets during 2023, which resulted in comparable changes to regulatory assets/liabilities on the balance sheets.

WPL's Western Wisconsin gas distribution expansion investments - WPL made contributions in aid of construction to a third party for investments as part of its Western Wisconsin gas distribution expansion project. Pursuant to authorization by the PSCW, Alliant Energy and WPL have recorded a regulatory asset for these costs, and are authorized by the PSCW to recover these amounts from WPL's retail gas customers in base rates from 2021 through the end of 2040.

IPL's DAEC PPA Amendment - In 2020, IPL made a buyout payment of $110 million in exchange for shortening the term of its DAEC PPA by 5 years. The buyout payment, including a return on, is being recovered from IPL's retail and wholesale customers from 2021 through the end of 2025, and is currently being amortized to "Electric production fuel and purchased power" in Alliant Energy's income statements.

<u>Regulatory Liabilities</u> **-** At December 31, regulatory liabilities were comprised of the following items (in millions):

	Alliant Energy		IPL		WPL	
	2023	2022	**2023**	2022	**2023**	2022
Tax-related	**$566**	$579	**$299**	$303	**$267**	$276
Cost of removal obligations	**366**	398	**242**	259	**124**	139
Derivatives	**65**	210	**34**	115	**31**	95
Commodity cost recovery	**48**	40	**13**	38	**35**	2
WPL's West Riverside liquidated damages	**1**	32	**—**	—	**1**	32
Other	**84**	65	**56**	39	**28**	26
	$1,130	$1,324	**$644**	$754	**$486**	$570

Tax-related regulatory liabilities reduce revenue requirement calculations utilized in IPL's and WPL's respective rate proceedings. Cost of removal obligations, to the extent expensed through depreciation rates, reduce rate base. A significant portion of the remaining regulatory liabilities is not used to adjust revenue requirement calculations.

Tax-related - Alliant Energy's, IPL's and WPL's tax-related regulatory liabilities are primarily related to excess deferred tax benefits resulting from the remeasurement of accumulated deferred income taxes caused by the Tax Cuts and Jobs Act. The majority of these benefits related to accelerated depreciation are subject to tax normalization rules. These rules limit the rate at which these tax benefits are allowed to be passed on to customers.

Cost of removal obligations - Alliant Energy, IPL and WPL collect in rates future removal costs for many assets that do not have associated AROs or that have removal costs in addition to AROs. Alliant Energy, IPL and WPL record a regulatory liability for the amounts collected in rates for these future removal costs and reduce the regulatory liability for amounts spent on removal activities. Cash payments related to cost of removal obligations are included in "Other" in cash flows used for investing activities.

WPL's West Riverside liquidated damages - Pursuant to terms included in the related West Riverside construction procurement contracts, WPL reached agreement with the contractor on liquidated damages in 2020. A significant portion of the liquidated damages was settled by WPL offsetting amounts owed to the contractor that were previously withheld for payment, which were non-cash investing activities. Pursuant to PSCW authorization, WPL's amortization of liquidated damages related to West Riverside construction procurement contracts was used to offset increases in WPL's retail electric 2022/2023 Test Period revenue requirement, resulting in decreases in regulatory liabilities on Alliant Energy's balance sheets and decreases in depreciation and amortization expenses in Alliant Energy's income statements in 2023.

<u>Rate Reviews</u> **-**
WPL's Retail Electric and Gas Rate Reviews (2022/2023 Forward-looking Test Period) - In December 2021, the PSCW issued an order authorizing annual base rate increases of $114 million and $15 million for WPL's retail electric and gas customers, respectively, covering the 2022/2023 forward-looking Test Period, which was based on a stipulated agreement between WPL and certain stakeholders. The key drivers for the annual base rate increases include higher retail fuel-related costs in 2022, lower excess deferred income tax benefits in 2022 and 2023 and revenue requirement impacts of increasing electric and gas rate base, including investments in solar generation. In addition, the PSCW authorized WPL to receive a recovery of and a return on the remaining net book value of Edgewater Unit 5 through 2023. WPL's settlement extended, with certain modifications, an earnings sharing mechanism through 2023. Retail electric rate changes were effective on January 1, 2022 and extended through the end of 2023. Retail gas rate changes were effective on January 1, 2022 and extended through the end of 2022.

In December 2022, the PSCW issued an order authorizing an additional annual base rate increase of $9 million for WPL's retail gas customers, covering the 2023 forward-looking Test Period, which reflects changes in weighted average cost of capital, updated depreciation rates and modifications to certain regulatory asset and regulatory liability amortizations. These retail gas rate changes were effective on January 1, 2023 and extended through the end of 2023.

WPL's Retail Electric and Gas Rate Reviews (2024/2025 Forward-looking Test Period) - In December 2023, the PSCW issued an order authorizing annual base rate increases of $49 million and $13 million for WPL's retail electric and gas customers, respectively, effective January 1, 2024, for the 2024 forward-looking Test Period. The PSCW's order also authorized WPL to implement an additional $60 million increase in annual rates for its retail electric customers, effective January 1, 2025, for the 2025 forward-looking Test Period.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT

At December 31, details of property, plant and equipment on the balance sheets were as follows (in millions):

	Alliant Energy		IPL		WPL	
	2023	2022	**2023**	2022	**2023**	2022
Utility:						
Electric plant:						
Generation in service (a)	**$9,180**	$8,060	**$5,025**	$4,962	**$4,155**	$3,098
Distribution in service	**7,314**	6,912	**4,091**	3,876	**3,223**	3,036
Other in service	**567**	543	**356**	354	**211**	189
Anticipated to be retired early (b)	**1,629**	2,103	**—**	491	**1,629**	1,612
Total electric plant	**18,690**	17,618	**9,472**	9,683	**9,218**	7,935
Gas plant in service	**1,791**	1,705	**951**	910	**840**	795
Other plant in service	**653**	624	**411**	402	**242**	222
Accumulated depreciation (b)	**(5,924)**	(5,690)	**(3,180)**	(3,149)	**(2,744)**	(2,541)
Net plant	**15,210**	14,257	**7,654**	7,846	**7,556**	6,411
Leased Sheboygan Falls Energy Facility, net (c)	**—**	—	**—**	—	**79**	15
Leased land for solar generation, net	**172**	133	**33**	—	**139**	133
Construction work in progress	**1,245**	1,357	**605**	194	**640**	1,163
Other, net	**7**	6	**6**	6	**1**	—
Total utility	**16,634**	15,753	**8,298**	8,046	**8,415**	7,722
Non-utility and other:						
Non-utility Generation, net (d)	**68**	71	**—**	—	**—**	—
Corporate Services and other, net (e)	**455**	423	**—**	—	**—**	—
Total non-utility and other	**523**	494	**—**	—	**—**	—
Total property, plant and equipment	**$17,157**	$16,247	**$8,298**	$8,046	**$8,415**	$7,722

(a) Alliant Energy and WPL currently expect estimated construction costs associated with WPL's approximately 1,100 MW of new solar generation will exceed amounts previously approved by the PSCW by approximately $180 million. In February 2024, the PSCW issued an oral decision approving WPL's deferral request to seek recovery of these costs in a future regulatory proceeding. Alliant Energy and IPL currently expect the estimated construction costs associated with IPL's 400 MW of new solar generation will exceed the cost target of $1,650/kilowatt, including AFUDC and transmission upgrade costs among other costs, approved in the IUB's advance rate-making principles by approximately 10%. Alliant Energy, IPL and WPL concluded that there was not a probable disallowance of anticipated higher rate base amounts as of December 31, 2023 given construction costs were reasonably and prudently incurred.
(b) In 2023, IPL retired Lansing and reclassified the remaining net book value of this EGU from property, plant and equipment to a regulatory asset on Alliant Energy's balance sheets. In 2020 and 2021, WPL received approval from MISO to retire Edgewater Unit 5, and Columbia Units 1 and 2, respectively. WPL currently anticipates retiring Edgewater Unit 5 by June 1, 2025, and Columbia Units 1 and 2 by June 1, 2026. Alliant Energy and WPL concluded that Edgewater Unit 5 and Columbia Units 1 and 2 met the criteria to be considered probable of abandonment as of December 31, 2023. WPL is currently allowed a full recovery of and a full return on these EGUs from both its retail and wholesale customers, and as a result, Alliant Energy and WPL concluded that no disallowance was required as of December 31, 2023. As of December 31, 2023, net book values were $504 million for Edgewater Unit 5, and $428 million for Columbia Units 1 and 2 in aggregate.
(c) Less accumulated amortization of $112 million and $106 million for WPL as of December 31, 2023 and 2022, respectively. Refer to Note 10 for discussion of WPL's renewal of this lease in 2023. For Alliant Energy, the leased Sheboygan Falls Energy Facility is eliminated upon consolidation and is included in the "Non-utility Generation, net" line within Alliant Energy's consolidated property, plant and equipment.
(d) Less accumulated depreciation of $75 million and $71 million for Alliant Energy as of December 31, 2023 and 2022, respectively.
(e) Less accumulated depreciation of $275 million and $269 million for Alliant Energy as of December 31, 2023 and 2022, respectively.

AFUDC - AFUDC represents costs to finance construction additions, including a return on equity component and cost of debt component as required by regulatory accounting. The concurrent credit for the amount of AFUDC capitalized is recorded as "Allowance for funds used during construction" in the income statements. The amount of AFUDC generated by equity and debt components was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Equity	$74	$44	$18	$15	$8	$7	$59	$36	$11
Debt	26	16	7	6	3	2	20	13	5
	$100	$60	$25	$21	$11	$9	$79	$49	$16

Non-utility and Other - The non-utility and other property, plant and equipment recorded on Alliant Energy's balance sheets include the following:

Non-utility Generation - The Sheboygan Falls Energy Facility was placed in service in 2005 and is depreciated using the straight-line method over a 35-year period.

Corporate Services and Other - Property, plant and equipment related to Corporate Services include a customer billing and information system for IPL and WPL and other computer software, and the corporate headquarters building located in Madison, Wisconsin. The customer billing and information system is amortized using the straight-line method over a 12-year period. The majority of the remaining software is amortized over a 5-year period. Other property, plant and equipment include Travero assets (a short-line rail freight service in Iowa; a Mississippi River barge, rail and truck freight terminal in Illinois; wind turbine blade recycling services; and a rail-served warehouse in Iowa). All Corporate Services and Other property, plant and equipment are depreciated using the straight-line method over periods ranging from 5 to 30 years.

NOTE 4. JOINTLY-OWNED ELECTRIC UTILITY PLANT

Under joint ownership agreements with other utilities, IPL and WPL have undivided ownership interests in jointly-owned EGUs. Each of the respective owners is responsible for the financing of its portion of the construction costs. IPL's and WPL's shares of expenses from jointly-owned EGUs are included in the corresponding operating expenses (e.g., electric production fuel, other operation and maintenance, etc.) in the income statements. Information relative to IPL's and WPL's ownership interest in these jointly-owned EGUs at December 31, 2023 was as follows (dollars in millions):

	Ownership Interest %	Electric Plant	Accumulated Provision for Depreciation	Construction Work in Progress
IPL				
Ottumwa Unit 1	48.0%	$632	$264	$7
George Neal Unit 4	25.7%	196	107	6
George Neal Unit 3	28.0%	181	85	8
Louisa Unit 1	4.0%	44	22	—
		1,053	478	21
WPL				
Columbia Units 1-2	53.5%	818	361	6
West Riverside Energy Center and Solar Facility (a)	73.8%	581	60	6
Forward Wind Energy Center	42.6%	118	53	—
		1,517	474	12
Alliant Energy		$2,570	$952	$33

(a) In 2023, Madison Gas and Electric Company and WEC Energy Group, Inc. acquired partial ownership interests in West Riverside. The related proceeds are included in "Proceeds from sales of partial ownership interests in West Riverside" in investing activities in Alliant Energy's cash flows statements in 2023.

NOTE 5. RECEIVABLES

NOTE 5(a) Accounts Receivable - Details for accounts receivable included on the balance sheets as of December 31 were as follows (in millions):

	Alliant Energy		IPL		WPL	
	2023	2022	2023	2022	2023	2022
Customer	$121	$114	$—	$—	$110	$102
Unbilled utility revenues	93	115	—	—	93	115
Deferred proceeds	216	185	216	185	—	—
Other	53	109	26	74	24	34
Allowance for expected credit losses	(8)	(7)	—	—	(8)	(7)
	$475	$516	$242	$259	$219	$244

In 2023, gross write-offs for accounts receivable were as follows (in millions):

	Originated in 2022	Originated in 2023
Alliant Energy	$12	$13
IPL	8	8
WPL	4	5

NOTE 5(b) Sales of Accounts Receivable - IPL maintains a Receivables Agreement whereby it may sell its customer accounts receivables, unbilled revenues and certain other accounts receivables to a third party through wholly-owned and consolidated special purpose entities. The purchase commitment from the third party to which IPL sells its receivables expires in March 2024. IPL currently expects to amend and extend the purchase commitment. IPL pays a monthly fee to the third party that varies based on interest rates, limits on cash proceeds and cash amounts received from the third party. Deferred proceeds represent IPL's interest in the receivables sold to the third party. At IPL's request, deferred proceeds are paid to IPL from collections of receivables, after paying any required expenses incurred by the third party and the collection agent. Corporate Services acts as collection agent for the third party and receives a fee for collection services. The Receivables Agreement can be terminated by the third party if arrears or write-offs exceed certain levels. The transfers of receivables meet the criteria for sale accounting established by the transfer of financial assets accounting rules. IPL believes that the allowance for expected credit losses related to its sales of receivables is a reasonable approximation of credit risk of the customers that generated the receivables. Refer to Note 16 for discussion of the fair value of deferred proceeds.

Under the Receivables Agreement, IPL has the right to receive cash proceeds, up to a certain limit, from the third party in exchange for the receivables sold. The limit on cash proceeds fluctuates between $5 million and $110 million, which IPL may change periodically throughout the year. As of December 31, 2023, the limit on cash proceeds was $5 million and IPL had $4 million of available capacity under its sales of accounts receivable program. Cash proceeds are used by IPL to meet short-term financing needs, and cannot exceed the current limit or amount of receivables available for sale, whichever is less. IPL's maximum and average outstanding aggregate cash proceeds (based on daily outstanding balances) related to the sales of accounts receivable program were as follows (in millions):

	Maximum			Average		
	2023	2022	2021	**2023**	2022	2021
Outstanding aggregate cash proceeds	**$110**	$80	$110	**$51**	$14	$46

As of December 31, the attributes of IPL's receivables sold under the Receivables Agreement were as follows (in millions):

	2023	2022
Customer accounts receivable	**$130**	$145
Unbilled utility revenues	**98**	132
Other receivables	**1**	—
Receivables sold to third party	**229**	277
Less: cash proceeds	**1**	80
Deferred proceeds	**228**	197
Less: allowance for expected credit losses	**12**	12
Fair value of deferred proceeds	**$216**	$185
Outstanding receivables past due	**$22**	$26

Additional attributes of IPL's receivables sold under the Receivables Agreement were as follows (in millions):

	2023	2022	2021
Collections	**$2,233**	$2,302	$2,134
Write-offs, net of recoveries	**12**	9	9

Effective January 2024, the limit on cash proceeds under the Receivables Agreement is $110 million.

NOTE 6. INVESTMENTS
Unconsolidated Equity Investments - Alliant Energy's unconsolidated investments accounted for under the equity method of accounting are as follows (in millions):

	Ownership Interest at December 31, 2023	Carrying Value at December 31, 2023	2022	Equity (Income) / Loss 2023	2022	2021
ATC Holdings	16%, 20%	$386	$358	($49)	($41)	($43)
Non-utility wind farm in Oklahoma	50%	104	101	(7)	(5)	(4)
Corporate venture investments	Various	74	62	(2)	(3)	(13)
Other	Various	21	21	(3)	(2)	(2)
		$585	$542	($61)	($51)	($62)

Summary aggregate financial information from the financial statements of these holdings is as follows (in millions):

	Alliant Energy 2023	2022	2021
Revenues	$898	$813	$802
Operating income	384	350	357
Net income	370	675	358
As of December 31:			
Current assets	221	227	
Non-current assets	9,032	8,292	
Current liabilities	528	620	
Non-current liabilities	3,584	3,285	
Noncontrolling interest	259	289	

ATC Holdings - As of December 31, 2023, Alliant Energy has a 16% ownership interest in ATC and a 20% ownership interest in ATC Holdco LLC, collectively referred to as ATC Holdings. ATC is an independent, for-profit, transmission-only company. ATC Holdco LLC holds Duke-American Transmission Company, LLC, a joint venture between Duke Energy Corporation and ATC, that owns electric transmission infrastructure in North America. Refer to Note 17(g) for discussion of a reduction in earnings recorded in 2022 related to a court decision, which is currently expected to reduce the base return on equity authorized for MISO transmission owners, including ATC.

Non-utility Wind Farm in Oklahoma - The non-utility wind farm located in Oklahoma provides electricity to a third-party under a long-term PPA, and has both cash and tax equity ownership. Alliant Energy does not maintain or operate the wind farm, and provided a parent guarantee of its subsidiary's indemnification obligations under the operating agreement and PPA. Refer to Note 17(d) for discussion of the guarantee.

Corporate Venture Investments - Alliant Energy has various minority ownership interests in regional and national venture funds, including a global coalition of energy companies working together to help advance the transition towards a cleaner, more sustainable, and inclusive energy future, by identifying and researching innovative technologies and business models within the emerging energy economy.

NOTE 7. COMMON EQUITY
Common Share Activity - A summary of Alliant Energy's common stock activity was as follows:

	2023	2022	2021
Shares outstanding, January 1	251,134,966	250,474,529	249,868,415
At-the-market offering program	4,372,561	—	—
Shareowner Direct Plan	454,987	437,669	492,565
Equity-based compensation plans	134,334	222,768	113,549
Shares outstanding, December 31	256,096,848	251,134,966	250,474,529

At December 31, 2023, Alliant Energy had a total of 13 million shares available for issuance in the aggregate, pursuant to its 2020 OIP, Shareowner Direct Plan and 401(k) Savings Plan.

At-the-Market Offering Program - In December 2022, Alliant Energy filed a prospectus supplement to sell up to $225 million of its common stock through an at-the-market offering program. As of December 31, 2023, Alliant Energy issued 4,372,561 shares of common stock through this program and received cash proceeds of $223 million, net of $2 million in commissions and fees. The proceeds from the issuances of common stock were used for general corporate purposes. This at-the-market offering program has expired.

Shareowner Direct Plan - Alliant Energy satisfies its requirements under the Shareowner Direct Plan (dividend reinvestment and stock purchase plan) by acquiring Alliant Energy common stock through original issue, rather than on the open market.

NOTE 8. PREFERRED STOCK

In 2021, IPL redeemed all 8,000,000 outstanding shares of its 5.1% cumulative preferred stock at the $25 per share par value for $200 million plus accrued and unpaid dividends up to the redemption date. In 2021, Alliant Energy recorded a $5 million non-cash charge related to this transaction in "Preferred dividend requirements" in the income statement.

NOTE 9. DEBT

NOTE 9(a) Short-term Debt - Alliant Energy and its subsidiaries maintain committed bank lines of credit to provide short-term borrowing flexibility and back-stop liquidity for commercial paper outstanding. At December 31, 2023, the short-term borrowing capacity under a single credit facility agreement totaled $1 billion ($450 million for Alliant Energy at the parent company level, $150 million for IPL and $400 million for WPL). Subject to certain conditions, Alliant Energy (at the parent company level), IPL and WPL may each reallocate and change its sublimit up to $500 million, $400 million and $500 million, respectively, within the $1 billion total commitment. Information regarding Alliant Energy's, IPL's and WPL's commercial paper classified as short-term debt was as follows (dollars in millions):

	Alliant Energy		IPL		WPL	
December 31	**2023**	2022	**2023**	2022	**2023**	2022
Amount outstanding	**$475**	$642	**$—**	$—	**$318**	$290
Weighted average interest rates	**5.5%**	4.6%	**N/A**	N/A	**5.4%**	4.5%
Available credit facility capacity	**$525**	$358	**$150**	$100	**$82**	$110

	Alliant Energy		IPL		WPL	
For the year ended	**2023**	2022	**2023**	2022	**2023**	2022
Maximum amount outstanding (based on daily outstanding balances)	**$793**	$665	**$70**	$—	**$349**	$325
Average amount outstanding (based on daily outstanding balances)	**$386**	$411	**$2**	$—	**$157**	$153
Weighted average interest rates	**5.2%**	2.1%	**5.3%**	—%	**5.1%**	1.6%

In January 2024, Alliant Energy, IPL and WPL extended their single credit facility agreement, which currently expires in December 2028, and reallocated credit facility capacity amounts to $350 million for Alliant Energy at the parent company level, $150 million for IPL and $500 million for WPL, within the $1 billion total commitment.

NOTE 9(b) Long-Term Debt - Long-term debt, net as of December 31 was as follows (dollars in millions):

	2023			2022		
	Alliant Energy	IPL	WPL	Alliant Energy	IPL	WPL
Senior Debentures (a):						
3.25%, due 2024	$500	$500	$—	$500	$500	$—
3.4%, due 2025	250	250	—	250	250	—
5.5%, due 2025	50	50	—	50	50	—
4.1%, due 2028	500	500	—	500	500	—
3.6%, due 2029	300	300	—	300	300	—
2.3%, due 2030	400	400	—	400	400	—
5.7%, due 2033 (b)	300	300	—	—	—	—
6.45%, due 2033	100	100	—	100	100	—
6.3%, due 2034	125	125	—	125	125	—
6.25%, due 2039	300	300	—	300	300	—
4.7%, due 2043	250	250	—	250	250	—
3.7%, due 2046	300	300	—	300	300	—
3.5%, due 2049	300	300	—	300	300	—
3.1%, due 2051	300	300	—	300	300	—
	3,975	3,975	—	3,675	3,675	—
Debentures (a):						
3.05%, due 2027	300	—	300	300	—	300
3%, due 2029	350	—	350	350	—	350
1.95%, due 2031	300	—	300	300	—	300
3.95%, due 2032	600	—	600	600	—	600
4.95% due 2033 (c)	300	—	300	—	—	—
6.25%, due 2034	100	—	100	100	—	100
6.375%, due 2037	300	—	300	300	—	300
7.6%, due 2038	250	—	250	250	—	250
4.1%, due 2044	250	—	250	250	—	250
3.65%, due 2050	350	—	350	350	—	350
	3,100	—	3,100	2,800	—	2,800
Other:						
AEF term loan credit agreement through March 2024, 6% at December 31, 2023 (with Alliant Energy as guarantor) (d)	300	—	—	400	—	—
AEF 1.4% senior notes, due 2026 (with Alliant Energy as guarantor) (a)	200	—	—	200	—	—
Alliant Energy 3.875% convertible senior notes, due 2026 (e)	575	—	—	—	—	—
AEF 4.25% senior notes, due 2028 (with Alliant Energy as guarantor) (a)	300	—	—	300	—	—
AEF 5.95% senior notes, due 2029 (with Alliant Energy as guarantor) (a)(f)	300	—	—	—	—	—
AEF 3.6% senior notes, due 2032 (with Alliant Energy as guarantor) (a)	350	—	—	350	—	—
Sheboygan Power, LLC 5.06% senior secured notes, due 2024 (secured by the Sheboygan Falls Energy Facility and related assets) (a)	9	—	—	17	—	—
AEF 3.75% senior notes (with Alliant Energy as guarantor) (Retired in 2023)	—	—	—	400	—	—
Other, 1% at December 31, 2023, due 2024 to 2025	—	—	—	1	—	—
	2,034	—	—	1,668	—	—
Subtotal	9,109	3,975	3,100	8,143	3,675	2,800
Current maturities	(809)	(500)	—	(408)	—	—
Unamortized debt issuance costs	(54)	(21)	(19)	(45)	(21)	(19)
Unamortized debt (discount) and premium, net	(21)	(9)	(11)	(22)	(8)	(11)
Long-term debt, net (g)	$8,225	$3,445	$3,070	$7,668	$3,646	$2,770

(a) Contains optional redemption provisions which, if elected by the issuer at its sole discretion, could require material redemption premium payments by the issuer. The redemption premium payments under these optional redemption provisions are variable and dependent on applicable U.S. Treasury rates at the time of redemption.

(b) In September 2023, IPL issued $300 million of 5.7% senior debentures due 2033. The net proceeds from the issuance were used to reduce cash amounts received from its sales of accounts receivable program, reduce commercial paper classified as long-term debt, for general corporate purposes and/or were placed in money market fund investments.

(c) In March 2023, WPL issued $300 million of 4.95% debentures due 2033. The debentures were issued as green bonds, and an amount equal to or in excess of the net proceeds was disbursed for the development and acquisition of its solar EGUs.

(d) In January 2023, AEF entered into a $300 million interest rate swap maturing in January 2026 to mitigate interest rate risk. Under the terms of the swap, AEF exchanged a variable interest rate for a fixed interest rate of 3.93% on a portion of its variable-rate term loan borrowings. In December 2023, AEF retired the remaining $100 million variable-rate term loan borrowings. Refer to Note 15 for additional information on the interest rate swap.

(e) Refer to "Convertible Senior Notes" below for additional information.

(f) In November 2023, AEF issued $300 million of 5.95% senior notes due 2029. The net proceeds from AEF's issuance were used to reduce Alliant Energy's outstanding commercial paper and for general corporate purposes.

(g) There were no significant sinking fund requirements related to the outstanding long-term debt.

Convertible Senior Notes - In March 2023, Alliant Energy issued $575 million of 3.875% convertible senior notes (the Notes), which are senior unsecured obligations, and used the net proceeds from the issuance for general corporate purposes. The Notes will mature on March 15, 2026 unless earlier converted or repurchased. Alliant Energy may not redeem the Notes prior to the maturity date. Holders may convert their Notes at their option at any time prior to the close of business on the business day immediately preceding December 15, 2025 only under the following circumstances:

- during any calendar quarter commencing after the calendar quarter ending on June 30, 2023 (and only during such calendar quarter), if the last reported sale price of Alliant Energy's common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day during such period;
- during the 5 business day period after any 10 consecutive trading day period (the "measurement period") in which the trading price (as defined in the related Indenture) per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of Alliant Energy's common stock and the conversion rate on each such trading day; or
- upon the occurrence of specified corporate events.

On or after December 15, 2025 until the close of business on the business day immediately preceding the maturity date, holders may convert all or any portion of their Notes at any time, regardless of the foregoing circumstances. Upon conversion of the Notes, Alliant Energy will pay cash up to the aggregate principal amount of the Notes to be converted and pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at its election, in respect of the remainder, if any, of its conversion obligation in excess of the aggregate principal amount of the Notes being converted.

The initial conversion rate is 15.5461 shares of common stock per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $64.32 per share of Alliant Energy's common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date, Alliant Energy will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event.

If Alliant Energy undergoes a fundamental change (as defined in the related Indenture), then, subject to certain conditions, holders of the Notes may require Alliant Energy to repurchase for cash all or any portion of its Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

As of December 31, 2023, the conditions allowing holders of the Notes to convert their Notes were not met, and as a result, the Notes were classified as "Long-term debt, net" on Alliant Energy's balance sheet. As of December 31, 2023, the net carrying amount of the Notes was $568 million, with unamortized debt issuance costs of $7 million, and the estimated fair value (Level 2) of the Notes was $572 million. As of December 31, 2023, there were no shares of Alliant Energy's common stock related to the potential conversion of the Notes included in diluted EPS based on Alliant Energy's average stock prices and the relevant terms of the Notes.

Five-Year Schedule of Long-term Debt Maturities - At December 31, 2023, long-term debt maturities for 2024 through 2028 were as follows (in millions):

	2024	2025	2026	2027	2028
IPL	$500	$300	$—	$—	$500
WPL	—	—	—	300	—
AEF	309	—	200	—	300
Alliant Energy parent company	—	—	575	—	—
Alliant Energy	$809	$300	$775	$300	$800

Fair Value of Long-term Debt - Refer to Note 16 for information on the fair value of long-term debt outstanding.

NOTE 10. LEASES
Operating Leases - Alliant Energy's, IPL's and WPL's operating leases primarily include leases of space on telecommunication towers and leases of property. Operating lease details are as follows (dollars in millions):

	December 31, 2023			December 31, 2022		
	Alliant Energy	IPL	WPL	Alliant Energy	IPL	WPL
Property, plant and equipment, net	$23	$13	$9	$16	$9	$6
Other current liabilities	$2	$1	$1	$3	$1	$1
Other liabilities	21	12	8	13	8	5
Total operating lease liabilities	$23	$13	$9	$16	$9	$6
Weighted average remaining lease term	12 years	12 years	12 years	10 years	11 years	9 years
Weighted average discount rate	4%	4%	4%	4%	4%	4%

Finance Leases - Related to their investments in solar generation, IPL and WPL entered into various land lease agreements with unaffiliated parties that have commenced. The leases have various terms with optional renewal periods that are assumed to be extended through the end of the estimated useful lives of the solar generating facilities. The leases do not contain purchase options and are fixed lease payments. Finance lease details are as follows (dollars in millions):

	December 31, 2023	December 31, 2022
	Alliant Energy	Alliant Energy
Property, plant and equipment, net	$172	$133
Other current liabilities	$—	$5
Other liabilities	172	131
Total finance lease liabilities	$172	$136
Weighted average remaining lease term	33 years	34 years
Weighted average discount rate	5%	5%

	Alliant Energy		
	2023	2022	2021
Depreciation and amortization expenses	$1	$—	$—
Interest expense	6	3	—
Total finance lease expense	$7	$3	$—

Finance lease liabilities arising from obtaining leased assets, which represent non-cash financing activities, were as follows (in millions):

	Alliant Energy	
	2023	2022
Finance lease liabilities arising from obtaining leased assets	$34	$125

Expected Maturities - As of December 31, 2023, expected maturities of lease liabilities were as follows (in millions):

	2024	2025	2026	2027	2028	Thereafter	Total	Less: amount representing interest	Present value of minimum lease payments
Operating Leases:									
Alliant Energy	$3	$3	$3	$3	$2	$16	$30	$7	$23
IPL	1	2	2	1	1	10	17	4	13
WPL	2	1	1	1	1	6	12	3	9
Finance Leases:									
Alliant Energy	8	8	8	8	8	320	360	188	172

NOTE 11. REVENUES
Revenues from Alliant Energy's, IPL's and WPL's utility businesses are primarily from electric and gas sales provided to customers based on approved tariffs or specific contracts with customers. IPL's and WPL's primary performance obligations under such arrangements are to deliver electricity and gas, and their customers simultaneously receive and consume the electricity and gas. For such arrangements, revenues are recognized equivalent to the value of the electricity or gas supplied during each period, including amounts billed during each period and changes in amounts estimated to be billed at the end of each period. IPL and WPL apply the right to invoice method to measure progress towards completing performance obligations to transfer electricity and gas to their customers.

IPL provides retail electric and gas service to customers in Iowa, and WPL provides retail and wholesale electric and retail gas service to customers in Wisconsin. IPL also provides electricity to wholesale customers in Minnesota, Illinois and Iowa, as well as steam from its Prairie Creek Generating Station to high-pressure steam customers in Iowa.

IPL's and WPL's retail electric and gas revenues include sales to residential, commercial and industrial customers. IPL's and WPL's retail electric and gas customer prices are based on IPL's and WPL's cost of service and are determined through general rate review proceedings and various tariff filings with the IUB and PSCW, respectively. Such tariff-based services provide electricity or gas to customers without a defined contractual term.

IPL and WPL have wholesale electric market-based rate authority from FERC allowing them to participate in wholesale energy markets (e.g. MISO) and transact directly with third parties. This authority from FERC allows sales of electricity referred to as bulk power sales based on current market values. FERC also allows IPL and WPL to enter into power supply agreements with municipalities and rural electric cooperatives with defined contractual terms, which include standard pricing mechanisms that are detailed in current tariffs accepted by FERC through wholesale rate review proceedings.

Revenues from Alliant Energy's non-utility business customers are primarily from its Travero business, which includes a short-line rail freight service in Iowa; a Mississippi River barge, rail and truck freight terminal in Illinois; freight brokerage services; and a rail-served warehouse in Iowa.

Disaggregation of revenues from contracts with customers, which correlates to revenues for each reportable segment, was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2023	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Electric Utility:									
Retail - residential	**$1,220**	$1,233	$1,115	**$641**	$673	$620	**$579**	$560	$495
Retail - commercial	**820**	821	763	**519**	536	508	**301**	285	255
Retail - industrial	**968**	965	893	**501**	538	505	**467**	427	388
Wholesale	**213**	233	187	**62**	64	57	**151**	169	130
Bulk power and other	**124**	169	123	**38**	48	62	**86**	121	61
Total Electric Utility	**3,345**	3,421	3,081	**1,761**	1,859	1,752	**1,584**	1,562	1,329
Gas Utility:									
Retail - residential	**316**	371	257	**176**	202	146	**140**	169	111
Retail - commercial	**163**	197	139	**86**	101	79	**77**	96	60
Retail - industrial	**16**	20	17	**11**	14	12	**5**	6	5
Transportation/other	**45**	54	43	**27**	34	28	**18**	20	15
Total Gas Utility	**540**	642	456	**300**	351	265	**240**	291	191
Other Utility:									
Steam	**45**	39	36	**45**	39	36	**—**	—	—
Other utility	**7**	10	13	**4**	7	10	**3**	3	3
Total Other Utility	**52**	49	49	**49**	46	46	**3**	3	3
Non-Utility and Other:									
Travero and other	**90**	93	83	**—**	—	—	**—**	—	—
Total Non-Utility and Other	**90**	93	83	**—**	—	—	**—**	—	—
Total revenues	**$4,027**	$4,205	$3,669	**$2,110**	$2,256	$2,063	**$1,827**	$1,856	$1,523

NOTE 12. INCOME TAXES

Income Tax Expense (Benefit) - The components of "Income tax expense (benefit)" in the income statements were as follows (in millions):

	Alliant Energy			IPL			WPL		
	2023	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Current tax expense (benefit):									
Federal	**($3)**	$7	$1	**($44)**	($29)	($21)	**$48**	$46	$22
State	**(6)**	2	3	**(21)**	(8)	(1)	**25**	16	6
Deferred tax expense (benefit):									
Federal	**100**	109	9	**87**	91	73	**10**	10	(75)
State	**36**	28	15	**17**	1	—	**3**	12	11
Production tax credits	**(121)**	(123)	(101)	**(95)**	(105)	(87)	**(26)**	(18)	(14)
Investment tax credits	**(1)**	(1)	(1)	**(1)**	—	—	**—**	—	(1)
Provision recorded as a change in accrued interest	**(1)**	—	—	**(1)**	—	—	**—**	—	—
	$4	$22	($74)	**($58)**	($50)	($36)	**$60**	$66	($51)

Income Tax Rates - The overall income tax rates shown in the following table were computed by dividing income tax expense (benefit) by income before income taxes.

	Alliant Energy			IPL			WPL		
	2023	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Statutory federal income tax rate	**21%**	21%	21%	**21%**	21%	21%	**21%**	21%	21%
State income taxes, net of federal benefits	**2**	3	2	**(2)**	(2)	(1)	**5**	6	6
Production tax credits	**(17)**	(18)	(17)	**(31)**	(34)	(27)	**(7)**	(5)	(6)
Amortization of excess deferred taxes (Refer to Note 2)	**(2)**	(2)	(18)	**(2)**	(2)	(4)	**(2)**	(3)	(43)
Effect of rate-making on property-related differences	**(4)**	(1)	(1)	**(5)**	(1)	(2)	**(3)**	(2)	(1)
Adjustment for prior period taxes	**—**	1	1	**—**	1	2	**—**	—	—
Other items, net	**1**	(1)	—	**—**	1	—	**1**	—	(1)
Overall income tax rate	**1%**	3%	(12%)	**(19%)**	(16%)	(11%)	**15%**	17%	(24%)

Deferred Tax Assets and Liabilities - The deferred tax assets and liabilities included on the balance sheets at December 31 arise from the following temporary differences (in millions):

	Alliant Energy		IPL		WPL	
	2023	2022	**2023**	2022	**2023**	2022
Deferred tax liabilities:						
Property	**$2,453**	$2,442	**$1,415**	$1,440	**$972**	$938
ATC Holdings	**127**	125	**—**	—	**—**	—
Other	**213**	155	**157**	86	**64**	80
Total deferred tax liabilities	**2,793**	2,722	**1,572**	1,526	**1,036**	1,018
Deferred tax assets:						
Federal credit carryforwards	**649**	672	**449**	450	**191**	209
Net operating losses carryforwards - state	**26**	32	**1**	—	**—**	—
Other	**79**	75	**32**	29	**19**	20
Subtotal deferred tax assets	**754**	779	**482**	479	**210**	229
Valuation allowances	**(3)**	—	**(1)**	—	**(1)**	—
Total deferred tax assets	**751**	779	**481**	479	**209**	229
Total deferred tax liabilities, net	**$2,042**	$1,943	**$1,091**	$1,047	**$827**	$789

Carryforwards - At December 31, 2023, carryforwards and expiration dates were estimated as follows (in millions):

	Range of Expiration Dates	Alliant Energy	IPL	WPL
State net operating losses	2025-2043	$428	$6	$1
Federal tax credits	2031-2043	649	449	191

Valuation Allowances - Refer to Note 1(c) for discussion of valuation allowances recorded in 2023 related to the expected transfer of renewable tax credits to other corporate taxpayers.

Uncertain Tax Positions - At December 31, 2023, 2022 and 2021, there were no uncertain tax positions or penalties accrued related to uncertain tax positions. As of December 31, 2023, no material changes to unrecognized tax benefits are expected during the next 12 months.

Open tax years - Tax years that remain subject to the statute of limitations in the major jurisdictions for each of Alliant Energy, IPL and WPL are as follows:

Consolidated federal income tax returns (a)	2019 - 2022
Consolidated Iowa income tax returns (b)	2020 - 2022
Wisconsin combined tax returns (c)	2019 - 2022

(a) The 2020 and 2021 federal tax returns are effectively settled as a result of participation in the IRS Compliance Assurance Program, which allows Alliant Energy and the IRS to work together to resolve issues related to Alliant Energy's current tax year before filing its federal income tax return. The statute of limitations for these federal tax returns expires three years from each filing date.
(b) The statute of limitations for these Iowa tax returns expires three years from each filing date.
(c) The statute of limitations for these Wisconsin combined tax returns expires four years from each filing date.

Iowa Tax Reform - In 2018, Iowa tax reform was enacted, resulting in a reduction in the Iowa income tax rate from 12% to 9.8%, effective January 1, 2021, and the elimination of the deduction for federal income taxes, effective January 1, 2022, for taxes related to 2020 and prior.

In March 2022, additional Iowa tax reform was enacted. Annually, and by each November 1, the Iowa Department of Revenue will establish corporate income tax rates for the next tax year based on net corporate income tax receipts for the prior tax year, and reduce such rates if certain state income tax revenue triggers are satisfied. These corporate income tax rate reductions are currently expected to occur over a period of several years, with a target corporate income tax rate of 5.5%, compared to the 9.8% Iowa corporate income tax rate in effect at the time the Iowa tax reform was enacted. In September 2022 and September 2023, the Iowa Department of Revenue announced an Iowa corporate income tax rate of 8.4% effective January 1, 2023, and 7.1% effective January 1, 2024, respectively. Deferred tax assets and liabilities are measured at the enacted tax rate expected to be applied when temporary differences are to be realized or settled. Given the announcements of the new Iowa corporate income tax rates, Alliant Energy's and IPL's deferred tax liabilities were remeasured in 2022 and 2023 based upon the new rates effective January 1, 2023 and January 1, 2024, which resulted in a $77 million and $74 million reduction of Alliant Energy's and IPL's tax-related regulatory assets and a corresponding decrease in their deferred tax liabilities in 2022 and 2023, respectively. The reduction in tax-related regulatory assets is expected to provide cost benefits to IPL's customers in the future. Alliant Energy parent company's deferred tax assets were remeasured based upon the new rates effective January 1, 2023 and January 1, 2024, which resulted in charges of $8 million and $10 million recorded to income tax expense in Alliant Energy's income statement and an increase in deferred income tax liabilities on Alliant Energy's balance sheets in 2022 and 2023, respectively. Alliant Energy is currently unable to predict with certainty the timing or amount of any future rate reductions.

NOTE 13. BENEFIT PLANS
NOTE 13(a) Pension and Other Postretirement Benefits Plans - Retirement benefits are provided to substantially all employees through various qualified and non-qualified non-contributory defined benefit pension plans (currently closed to new hires), and/or through defined contribution plans (including 401(k) savings plans). Benefits of the non-contributory defined benefit pension plans are based on the plan participant's years of service, age and compensation. Benefits of the defined contribution plans are based on the plan participant's years of service, age, compensation and contributions. Certain defined benefit postretirement health care and life benefits are provided to eligible retirees. In general, the retiree health care plans consist of fixed benefit subsidy structures and the retiree life insurance plans are non-contributory.

Assumptions - The assumptions for defined benefit pension and OPEB plans at the measurement date of December 31 were as follows:

	Defined Benefit Pension Plans			OPEB Plans		
Alliant Energy	**2023**	2022	2021	**2023**	2022	2021
Discount rate for benefit obligations	**5.36%**	5.54%	2.91%	**5.40%**	5.53%	2.81%
Discount rate for net periodic cost	**5.54%**	2.91%	2.57%	**5.53%**	2.81%	2.31%
Expected rate of return on plan assets	**7.80%**	7.80%	7.10%	**6.50%**	6.40%	4.80%
Interest crediting rate for Alliant Energy Cash Balance Pension Plan	**10.75%**	9.22%	4.18%	**N/A**	N/A	N/A
Rate of compensation increase	**3.30% - 4.50%**	3.30% - 4.50%	3.30% - 4.50%	**N/A**	N/A	N/A

Expected rate of return on plan assets - The expected rate of return on plan assets is based on projected asset class returns using target allocations. A forward-looking building blocks approach is used, and historical returns, survey information and capital market information are analyzed to support the expected rate of return on plan assets assumption. Refer to "Investment Strategy for Plan Assets" below for additional information related to investment strategy and mix of assets for the pension and OPEB plans.

Life Expectancy - The life expectancy assumption is used in determining the benefit obligation and net periodic benefit cost for defined benefit pension and OPEB plans. This assumption utilizes base mortality tables that were released in 2019 by the Society of Actuaries and mortality projection tables that were released in 2021 by the Society of Actuaries.

Net Periodic Benefit Costs - The components of net periodic benefit costs for sponsored defined benefit pension and OPEB plans are included below (in millions). The service cost component of net periodic benefit costs is included in "Other operation and maintenance" expenses in the income statements and all other components of net periodic benefit costs are included in "Other (income) and deductions" in the income statements or regulatory assets on the balance sheets.

	Defined Benefit Pension Plans			OPEB Plans		
Alliant Energy	**2023**	2022	2021	**2023**	2022	2021
Service cost	**$5**	$9	$11	**$2**	$3	$4
Interest cost	**47**	36	34	**9**	6	5
Expected return on plan assets (a)	**(53)**	(69)	(69)	**(5)**	(5)	(5)
Amortization of prior service credit (b)	**(1)**	(1)	—	**—**	—	—
Amortization of actuarial loss (c)	**28**	32	39	**1**	2	5
Settlement losses (d)	**—**	26	—	**—**	—	—
	$26	$33	$15	**$7**	$6	$9

(a) The expected return on plan assets is based on the expected rate of return on plan assets and the fair value approach to the market-related value of plan assets.
(b) Unrecognized prior service credits for the OPEB plans are amortized over the average future service period to full eligibility of the participants of each plan.
(c) Unrecognized net actuarial gains or losses in excess of 10% of the greater of the plans' benefit obligations or assets are amortized over the average future service lives of plan participants, except for the Alliant Energy Cash Balance Pension Plan where gains or losses outside the 10% threshold are amortized over the time period the participants are expected to receive benefits.
(d) Settlement losses related to payments made to retired executives of Alliant Energy and lump sum payments related to IPL's and WPL's qualified defined benefit pension plans. In 2022, the majority of Alliant Energy's pension settlement losses were recognized as regulatory assets in accordance with regulatory treatment, and $7 million was included in "Other (income) and deductions" in Alliant Energy's income statement related to IPL's qualified defined benefit pension plan.

Benefit Plan Assets and Obligations - A reconciliation of the funded status of qualified and non-qualified defined benefit pension and OPEB plans to the amounts recognized on the balance sheets at December 31 was as follows (in millions):

	Defined Benefit Pension Plans		OPEB Plans	
Alliant Energy	**2023**	2022	**2023**	2022
Change in benefit obligation:				
Net benefit obligation at January 1	**$875**	$1,251	**$168**	$210
Service cost	**5**	9	**2**	3
Interest cost	**47**	36	**9**	6
Plan participants' contributions	**—**	—	**4**	4
Actuarial (gain) loss	**23**	(269)	**(3)**	(37)
Gross benefits paid	**(74)**	(152)	**(20)**	(18)
Net benefit obligation at December 31	**876**	875	**160**	168
Change in plan assets:				
Fair value of plan assets at January 1	**706**	1,011	**83**	106
Actual return on plan assets	**86**	(204)	**8**	(17)
Employer contributions	**14**	51	**8**	8
Plan participants' contributions	**—**	—	**4**	4
Gross benefits paid	**(74)**	(152)	**(20)**	(18)
Fair value of plan assets at December 31	**732**	706	**83**	83
Under funded status at December 31	**($144)**	($169)	**($77)**	($85)

Alliant Energy	Defined Benefit Pension Plans		OPEB Plans	
	2023	2022	**2023**	2022
Amounts recognized on the balance sheets consist of:				
Non-current assets	**$—**	$—	**$14**	$9
Current liabilities	**(2)**	(2)	**(8)**	(8)
Pension and other benefit obligations	**(142)**	(167)	**(83)**	(86)
Net amounts recognized at December 31	**($144)**	($169)	**($77)**	($85)
Amounts recognized in Regulatory Assets consist of:				
Net actuarial loss	**$337**	$376	**$11**	$20
Prior service credit	**(2)**	(3)	**—**	—
	$335	$373	**$11**	$20

In 2023, actuarial losses related to benefit obligations for defined benefit pension plans were primarily due to decreases in the discount rates. In 2022, actuarial gains related to benefit obligations for defined benefit pension and OPEB plans were primarily due to increases in the discount rates.

Accumulated benefit obligations, aggregate amounts applicable to defined benefit pension and OPEB plans with accumulated benefit obligations in excess of plan assets, as well as defined benefit pension plans with projected benefit obligations in excess of plan assets as of the December 31 measurement date are as follows (in millions):

Alliant Energy	Defined Benefit Pension Plans		OPEB Plans	
	2023	2022	**2023**	2022
Accumulated benefit obligations	**$857**	$857	**$160**	$168
Plans with accumulated benefit obligations in excess of plan assets:				
Accumulated benefit obligations	**857**	857	**160**	168
Fair value of plan assets	**732**	706	**83**	83
Plans with projected benefit obligations in excess of plan assets:				
Projected benefit obligations	**876**	875	**N/A**	N/A
Fair value of plan assets	**732**	706	**N/A**	N/A

Estimated Future Employer Contributions and Benefit Payments - Estimated funding for the qualified and non-qualified defined benefit pension and OPEB plans for 2024 is as follows (in millions):

	Alliant Energy
Defined benefit pension plans	$12
OPEB plans	8

Expected benefit payments for the qualified and non-qualified defined benefit plans, which reflect expected future service, as appropriate, are as follows (in millions):

Alliant Energy	2024	2025	2026	2027	2028	2029 - 2033
Defined benefit pension benefits	$73	$73	$74	$75	$75	$343
OPEB	17	17	16	16	15	65
	$90	$90	$90	$91	$90	$408

Investment Strategy for Plan Assets - Investment strategies for defined benefit pension and OPEB plan assets combine preservation of principal and prudent risk-taking to protect the integrity of plan assets, in order to meet the obligations to plan participants while minimizing benefit costs over the long term. Investment risk of plan assets is mitigated through diversification, including equity, fixed income and global asset strategies. Global asset strategies may include investments in global equity, global debt and currencies.

Defined Benefit Pension Plan Assets - The asset mix of defined benefit pension plans is governed by allocation targets. The asset allocation is monitored regularly, and appropriate steps are taken as needed to rebalance the assets within the prescribed ranges. An overlay management service is also used to help maintain target allocations and meet liquidity needs. The overlay manager is authorized to use derivative financial instruments to facilitate this service. For separately managed accounts, prohibited investments include, but are not limited to, direct ownership of real estate, oil and gas limited partnerships, securities of the managers' firms or affiliate firms, and Alliant Energy securities. The allocations shown below exclude market exposure obtained through the overlay management service. At December 31, 2023, the current target ranges and actual allocations for the defined benefit pension plan assets were as follows:

	Target Range Allocation	Actual Allocation
Cash and equivalents	0% - 5%	2%
Equity securities	47% - 67%	56%
Global asset securities	0% - 15%	5%
Fixed income securities	27% - 47%	37%

Other Postretirement Benefits Plan Assets - OPEB plan assets are comprised of specific assets within certain defined benefit pension plans (401(h) assets) as well as assets held in VEBA trusts. For VEBA trusts with assets greater than $5 million and the WPL 401(h) assets, the mix among asset classes is governed by allocation targets. The asset allocation is monitored regularly, and appropriate steps are taken as needed to rebalance the assets within the prescribed ranges. At December 31, 2023, the current target ranges and actual allocations for VEBA trusts with assets greater than $5 million and the WPL 401(h) assets were as follows:

	Target Range Allocation	Actual Allocation
Cash and equivalents	0% - 5%	1%
Equity securities	0% - 55%	36%
Fixed income securities	40% - 100%	63%

Fair Value Measurements - Fair value measurement accounting establishes three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value. Refer to Note 16 for discussion of levels within the fair value hierarchy. Level 1 items include investments in securities held in registered investment companies and directly held equity securities, which are valued at the closing price reported in the active market in which the securities are traded. Level 2 items include cash and equivalents and fixed income securities. Cash and equivalents include money market fund investments and cash collateral supporting derivative financial instruments. Fixed income securities include corporate and government bonds, which are valued at the closing price reported in the active market for similar assets in which the individual securities are traded or based on yields currently available on comparable securities of issuers with similar credit ratings. Certain investments that are measured at fair value using the net asset value practical expedient have not been classified in the fair value hierarchy. These fair value amounts are included below to reconcile the fair value hierarchy to the respective total plan assets.

At December 31, the fair values of qualified and non-qualified defined benefit pension plan assets were as follows (in millions):

	2023				2022			
Alliant Energy	**Fair Value**	**Level 1**	**Level 2**	**Level 3**	Fair Value	Level 1	Level 2	Level 3
Cash and equivalents	$19	$—	$19	$—	$79	$—	$79	$—
Equity securities	223	223	—	—	185	185	—	—
Global asset securities	39	39	—	—	35	35	—	—
Fixed income securities	143	31	112	—	130	30	100	—
Total assets in fair value hierarchy	424	$293	$131	$—	429	$250	$179	$—
Assets measured at net asset value	306				276			
Accrued investment income	2				1			
Total pension plan assets	$732				$706			

At December 31, the fair values of OPEB plan assets were as follows (in millions):

	2023				2022			
Alliant Energy	**Fair Value**	**Level 1**	**Level 2**	**Level 3**	Fair Value	Level 1	Level 2	Level 3
Cash and equivalents	$9	$—	$9	$—	$3	$—	$3	$—
Equity securities	8	8	—	—	9	9	—	—
Global asset securities	—	—	—	—	1	1	—	—
Fixed income securities	47	47	—	—	47	46	1	—
Total assets in fair value hierarchy	64	$55	$9	$—	60	$56	$4	$—
Assets measured at net asset value	19				23			
Total OPEB plan assets	$83				$83			

For the various defined benefit pension and OPEB plans, Alliant Energy common stock represented less than 1% of assets directly held in the plans at December 31, 2023 and 2022.

401(k) Savings Plans - A significant number of employees participate in defined contribution retirement plans (401(k) savings plans). Alliant Energy common stock directly held by participants represented 8% and 10% of total assets in the 401(k) savings plans at December 31, 2023 and 2022, respectively. Costs related to the 401(k) savings plans, which are partially based on the participants' contributions and include allocated costs associated with Corporate Services employees for IPL and WPL, were as follows (in millions):

	Alliant Energy			IPL			WPL		
	2023	2022	2021	**2023**	2022	2021	**2023**	2022	2021
401(k) costs	**$30**	$28	$26	**$14**	$13	$13	**$14**	$13	$12

NOTE 13(b) Equity-based Compensation Plans - In 2020, Alliant Energy's shareowners approved the 2020 OIP, which permits the grant of shares of Alliant Energy common stock, restricted stock, restricted stock units, performance shares, performance units, and other stock-based or cash-based awards to key employees. At December 31, 2023, performance shares and restricted stock units (performance- and time-vesting) were outstanding under the 2020 OIP, and 8 million shares of Alliant Energy common stock remained available for grants under the 2020 OIP. Alliant Energy satisfies share payouts related to equity awards through the issuance of new shares of its common stock. Nonvested awards generally do not have non-forfeitable rights to dividends or dividend equivalents when dividends are paid to common shareowners. A summary of compensation expense, including amounts allocated to IPL and WPL, and the related income tax benefits recognized for share-based compensation awards was as follows (in millions):

	Alliant Energy			IPL			WPL		
	2023	2022	2021	**2023**	2022	2021	**2023**	2022	2021
Compensation expense	**$12**	$13	$14	**$6**	$7	$8	**$5**	$5	$6
Income tax benefits	**3**	3	4	**2**	2	2	**1**	1	2

As of December 31, 2023, Alliant Energy's, IPL's and WPL's total unrecognized compensation cost related to share-based compensation awards was $8 million, $4 million and $3 million, respectively, which is expected to be recognized over a weighted average period of between one year and two years. Share-based compensation expense is recognized on a straight-line basis over the requisite service periods and is recorded in "Other operation and maintenance" in the income statements. As of December 31, 2023, 429,804 shares were included in the calculation of diluted EPS related to the nonvested equity awards.

Performance Shares - Equity Awards - Payouts of performance shares are contingent upon achievement over a three-year period of specified performance criteria, which currently is total shareowner return relative to an investor-owned utility peer group. Performance shares grants are to be paid out in shares of Alliant Energy common stock and are accounted for as equity awards. The fair value of each of these performance shares is based on the fair value of the underlying common stock on the grant date and the probability of satisfying the market condition contained in the agreement during a three-year performance period. The actual number of these performance shares that will be paid out upon vesting is dependent upon actual performance and may range from zero to 200% of the target number of shares. If minimum performance targets are not met during the performance period, these performance shares are forfeited. Compensation expense is recorded ratably over the performance period based on the fair value of the awards at the grant date. A summary of the performance shares activity, with amounts representing the target number of awards, was as follows:

	2023		2022		2021	
	Shares	**Weighted Average Grant Date Fair Value**	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested awards, January 1	**190,273**	**$54.13**	196,429	$51.59	129,156	$54.63
Granted	**108,712**	**55.68**	74,106	54.45	73,112	46.19
Vested	**(53,431)**	**64.04**	(71,101)	47.48	—	—
Forfeited	**(11,600)**	**53.88**	(9,161)	53.99	(5,839)	51.07
Nonvested awards, December 31	**233,954**	**52.60**	190,273	54.13	196,429	51.59

Restricted Stock Units - Equity Awards - Payouts of restricted stock units are based on the expiration of a three-year time-vesting period. Restricted stock unit grants are to be paid out in shares of Alliant Energy common stock and are accounted for as equity awards. The fair value of each of these restricted stock units is based on the closing market price of one share of Alliant Energy common stock on the grant date of the award. Compensation expense is recorded ratably over the performance period based on the fair value of the awards on the grant date. A summary of the restricted stock units activity was as follows:

	2023		2022		2021	
	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Nonvested units, January 1	198,275	$54.53	217,819	$50.54	146,549	$51.54
Granted	106,124	52.77	77,122	56.88	80,152	48.65
Vested	(55,345)	59.40	(82,770)	46.08	—	—
Forfeited	(14,795)	54.53	(13,896)	55.53	(8,882)	49.84
Nonvested units, December 31	234,259	52.58	198,275	54.53	217,819	50.54

Performance Restricted Stock Units - Equity Awards - Payouts of performance restricted stock units are based upon achievement of certain performance targets during a three-year performance period, which currently includes specified growth of consolidated net income from continuing operations, as well as a diversity metric for the 2022 and 2023 grants. The actual number of units that will be paid out upon vesting is dependent upon actual performance and may range from zero to 200% of the target number of units under each award type. If minimum performance targets are not met during the performance period, these units are forfeited. Performance restricted stock units are to be paid out in shares and are accounted for as equity awards. The fair value of each performance restricted stock unit is based on the closing market price of one share of Alliant Energy common stock on the grant date of the award. Compensation expense is recorded ratably over the performance period based on a probability assessment of payouts for the awards at each reporting period. A summary of the performance restricted stock units activity, with amounts representing the target number of units, was as follows:

	2023		2022		2021	
	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Nonvested units, January 1	199,874	$54.74	196,429	$50.74	197,463	$47.31
Granted	124,217	52.71	84,670	57.01	73,112	48.66
Vested	(53,431)	59.36	(71,101)	46.24	(68,307)	38.60
Forfeited	(13,021)	55.47	(10,124)	55.92	(5,839)	50.46
Nonvested units, December 31	257,639	52.76	199,874	54.74	196,429	50.74

NOTE 13(c) Deferred Compensation Plan - Alliant Energy maintains a DCP under which certain key employees may defer up to 100% of base salary and short-term cash incentive compensation and members of its Board of Directors may elect to defer all or part of their retainer and committee fees. Key employees who have made the maximum allowed contribution to the Alliant Energy 401(k) Savings Plan may receive an additional credit to the DCP. Key employees and Board of Directors members may elect to have their deferrals credited to a company stock account, an interest account, equity accounts or mutual fund accounts based on certain benchmark funds.

Company Stock Account - The DCP does not permit diversification of deferrals credited to the company stock account and all distributions from participants' company stock accounts are made in the form of shares of Alliant Energy common stock. The deferred compensation obligations for participants' company stock accounts are recorded in "Additional paid-in capital" and the shares of Alliant Energy common stock held in a rabbi trust to satisfy this obligation are recorded in "Shares in deferred compensation trust" on Alliant Energy's balance sheets. At December 31, the carrying value of the deferred compensation obligation for the company stock account and the shares in the deferred compensation trust based on the historical value of the shares of Alliant Energy common stock contributed to the rabbi trust, and the fair market value of the shares held in the rabbi trust, were as follows (in millions):

	2023	2022
Carrying value	$13	$13
Fair market value	19	22

Interest, Equity and Mutual Fund Accounts - Distributions from participants' interest, equity and mutual fund accounts are in the form of cash payments. The deferred compensation obligations for participants' interest, equity and mutual fund accounts are recorded in "Pension and other benefit obligations" on the balance sheets. At December 31, 2023 and 2022, the carrying value of Alliant Energy's deferred compensation obligations for participants' interest, equity and mutual fund accounts, which approximates fair market value, was $21 million and $19 million, respectively.

NOTE 14. ASSET RETIREMENT OBLIGATIONS
Recognized AROs relate to legal obligations for the removal, closure, dismantlement and management of several assets including, but not limited to, wind farms, active ash landfills, ash ponds, solar generation, above ground storage tanks and batteries. Recognized AROs also include legal obligations for the management and final disposition of asbestos and polychlorinated biphenyls. AROs are recorded in "Other current liabilities" and "Other liabilities" on the balance sheets. Refer to Note 2 for information regarding regulatory assets related to AROs. A reconciliation of the changes in AROs associated with long-lived assets is as follows (in millions):

	Alliant Energy		IPL		WPL	
	2023	2022	**2023**	2022	**2023**	2022
Balance, January 1	**$279**	$294	**$195**	$213	**$84**	$81
Revisions in estimated cash flows	**(6)**	19	**(9)**	15	**3**	4
Liabilities settled	**(51)**	(48)	**(44)**	(39)	**(7)**	(9)
Liabilities incurred	**16**	6	**1**	—	**15**	6
Accretion expense	**8**	8	**5**	6	**3**	2
Balance, December 31	**$246**	$279	**$148**	$195	**$98**	$84

NOTE 15. DERIVATIVE INSTRUMENTS
Commodity Derivatives -
Purpose - Derivative instruments were utilized for risk management purposes to mitigate pricing volatility for fuel used to supply natural gas-fired EGUs, natural gas supplied to retail customers, and purchased electricity, as well as optimize the value of natural gas pipeline capacity and electric generation, which may include swap, physical forward and option contracts. In addition, FTRs help manage transmission congestion costs in the MISO market. Risk policies are maintained that govern the use of such derivative instruments.

Notional Amounts - As of December 31, 2023, gross notional amounts and settlement/delivery years related to outstanding swap contracts, option contracts, physical forward contracts and FTRs that were accounted for as commodity derivative instruments were as follows (units in thousands):

	Electricity		FTRs		Natural Gas	
	MWhs	Years	MWhs	Years	Dths	Years
Alliant Energy	1,640	2024-2026	11,927	2024	176,349	2024-2032
IPL	673	2024-2026	5,336	2024	74,360	2024-2030
WPL	967	2024-2026	6,591	2024	101,989	2024-2032

Financial Statement Presentation - Derivative instruments are recorded at fair value each reporting date on the balance sheet as assets or liabilities. At December 31, the fair values of current derivative assets are included in "Other current assets," non-current derivative assets are included in "Deferred charges and other," current derivative liabilities are included in "Other current liabilities" and non-current derivative liabilities are included in "Other liabilities" on the balance sheets as follows (in millions):

	Alliant Energy		IPL		WPL	
	2023	2022	**2023**	2022	**2023**	2022
Current derivative assets	**$44**	$111	**$30**	$69	**$14**	$42
Non-current derivative assets	**44**	126	**24**	69	**20**	57
Current derivative liabilities	**51**	59	**22**	40	**29**	19
Non-current derivative liabilities	**47**	20	**8**	6	**39**	14

In 2023, Alliant Energy's, IPL's and WPL's derivative assets decreased primarily due to settlements of natural gas and electricity contracts, and lower natural gas prices. Alliant Energy's, IPL's and WPL's non-current derivative liabilities increased primarily due to lower natural gas prices. Alliant Energy's and IPL's current derivative liabilities decreased primarily due to settlements of natural gas contracts. Based on IPL's and WPL's cost recovery mechanisms, the changes in the fair value of derivative liabilities/assets resulted in comparable changes to regulatory assets/liabilities on the balance sheets.

Credit Risk-related Contingent Features - Various agreements contain credit risk-related contingent features, including requirements to maintain certain credit ratings and/or limitations on liability positions under the agreements based on credit ratings. Certain of these agreements with credit risk-related contingency features are accounted for as derivative instruments. In the event of a material change in creditworthiness or if liability positions exceed certain contractual limits, credit support may need to be provided up to the amount of exposure under the contracts, or the contracts may need to be unwound and underlying liability positions paid. At December 31, 2023 and 2022, the aggregate fair value of all derivative instruments with credit risk-related contingent features in a net liability position was not materially different than amounts that would be required to be posted as credit support to counterparties by Alliant Energy, IPL or WPL if the most restrictive credit risk-related contingent features for derivative agreements in a net liability position were triggered.

Balance Sheet Offsetting - The fair value amounts of derivative instruments subject to a master netting arrangement are not netted by counterparty on the balance sheets. However, if the fair value amounts of derivative instruments by counterparty were netted, derivative assets and derivative liabilities related to commodity contracts would have been presented on the balance sheets at December 31 as follows:

	Alliant Energy		IPL		WPL	
	Gross (as reported)	Net	Gross (as reported)	Net	Gross (as reported)	Net
2023						
Derivative assets	$88	$47	$54	$32	$34	$15
Derivative liabilities	98	57	30	8	68	49
2022						
Derivative assets	237	193	138	108	99	85
Derivative liabilities	79	35	46	16	33	19

Fair value amounts recognized for the right to reclaim cash collateral (receivable) or the obligation to return cash collateral (payable) are not offset against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

Interest Rate Derivative - In January 2023, AEF entered into a $300 million interest rate swap maturing in January 2026 to mitigate interest rate risk. Under the terms of the swap, AEF exchanged a variable interest rate for a fixed interest rate of 3.93% on a portion of its variable-rate term loan borrowings. The related interest rate derivative was valued based on quoted prices that utilize current market interest rate forecasts. As of December 31, 2023, $1 million of non-current interest rate derivative assets was recorded in "Deferred charges and other" on Alliant Energy's balance sheet. This interest rate derivative was designated as a cash flow hedge, with changes in fair value recorded as other comprehensive income/loss. As of December 31, 2023, accumulated other comprehensive income included $1 million of income related to the interest rate swap. In 2023, $3 million of reductions to interest expense were recorded in Alliant Energy's income statement related to the interest rate swap.

NOTE 16. FAIR VALUE MEASUREMENTS
Valuation Hierarchy - Fair value measurement accounting establishes three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value. Level 1 pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date. Level 2 pricing inputs are quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active as of the reporting date. Level 3 pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

Valuation Techniques -
Derivative assets and derivative liabilities - Swap, option and physical forward commodity contracts were non-exchange-based derivative instruments and were valued using indicative price quotations from a pricing vendor that provides daily exchange forward price settlements, from broker or dealer quotations, from market publications or from on-line exchanges. The indicative price quotations reflected the average of the bid-ask mid-point prices and were obtained from sources believed to provide the most liquid market for the commodity. A portion of these indicative price quotations were corroborated using quoted prices for similar assets or liabilities in active markets and categorized derivative instruments based on such indicative price quotations as Level 2. Commodity contracts that were valued using indicative price quotations based on significant assumptions such as seasonal or monthly shaping and indicative price quotations that could not be readily corroborated were categorized as Level 3. Swap, option and physical forward commodity contracts were predominately at liquid trading points. FTRs were valued using auction prices and were categorized as Level 3. Refer to Note 15 for additional details of derivative assets and derivative liabilities.

Deferred proceeds (sales of receivables) - The fair value of IPL's deferred proceeds related to its sales of accounts receivable program was calculated each reporting date using the cost approach valuation technique. The fair value represents the carrying amount of receivables sold less the allowance for expected credit losses associated with the receivables sold and cash amounts received from the receivables sold due to the short-term nature of the collection period. These inputs were considered unobservable and deferred proceeds were categorized as Level 3. Deferred proceeds represent IPL's maximum exposure to loss related to the receivables sold. Refer to Note 5(b) for additional information regarding deferred proceeds.

Long-term debt (including current maturities) - The fair value of long-term debt instruments was based on a discounted cash flow methodology using observable data from comparably traded securities with similar credit profiles, and was substantially classified as Level 2. Refer to Note 9(b) for additional information regarding long-term debt.

Fair Value of Financial Instruments - The carrying amounts of current assets and current liabilities approximate fair value because of the short maturity of such financial instruments. Carrying amounts and the related estimated fair values of other financial instruments at December 31 were as follows (in millions):

Alliant Energy

	2023					2022				
	Carrying Amount	Fair Value				Carrying Amount	Fair Value			
		Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total
Assets:										
Money market fund investments	$45	$45	$—	$—	$45	$10	$10	$—	$—	$10
Commodity derivatives	88	—	59	29	88	237	—	206	31	237
Interest rate derivatives	1	—	1	—	1	—	—	—	—	—
Deferred proceeds	216	—	—	216	216	185	—	—	185	185
Liabilities and equity:										
Commodity derivatives	98	—	93	5	98	79	—	67	12	79
Long-term debt (incl. current maturities)	9,034	—	8,677	—	8,677	8,076	—	7,338	1	7,339

Information for fair value measurements using significant unobservable inputs (Level 3 inputs) was as follows (in millions):

Alliant Energy

	Commodity Contract Derivative Assets and (Liabilities), net		Deferred Proceeds	
	2023	2022	2023	2022
Beginning balance, January 1	$19	$29	$185	$214
Total net gains (losses) included in changes in net assets (realized/unrealized)	3	(18)	—	—
Purchases	62	79	—	—
Sales	(3)	(2)	—	—
Settlements (a)	(57)	(69)	31	(29)
Ending balance, December 31	$24	$19	$216	$185
The amount of total net gains (losses) for the period included in changes in net assets attributable to the change in unrealized gains (losses) relating to assets and liabilities held at December 31	$3	($18)	$—	$—

(a) Settlements related to deferred proceeds are due to the change in the carrying amount of receivables sold less the allowance for expected credit losses associated with the receivables sold and cash amounts received from the receivables sold.

Commodity Contracts - The fair value of FTR and natural gas commodity contracts categorized as Level 3 was recognized as net derivative assets (liabilities) at December 31 as follows (in millions):

	Alliant Energy		IPL		WPL	
	Excluding FTRs	FTRs	Excluding FTRs	FTRs	Excluding FTRs	FTRs
2023	**$3**	**$21**	**$3**	**$16**	**$—**	**$5**
2022	(10)	29	(9)	25	(1)	4

NOTE 17. COMMITMENTS AND CONTINGENCIES

NOTE 17(a) Capital Purchase Commitments - Various contractual obligations contain minimum future commitments related to capital expenditures for certain construction projects, including IPL's and WPL's expansion of solar generation, WPL's expansion of battery storage, and IPL's repowering of the existing Franklin County wind farm. At December 31, 2023, Alliant Energy's, IPL's, and WPL's minimum future commitments in 2024 for these projects were $188 million, $131 million, and $57 million, respectively.

NOTE 17(b) Other Purchase Commitments - Various commodity supply, transportation and storage contracts help meet obligations to provide electricity and natural gas to utility customers. In addition, there are various purchase commitments associated with other goods and services. At December 31, 2023, the related minimum future commitments, excluding amounts for purchased power commitments that do not have minimum thresholds but will require payment when electricity is generated by the provider, were as follows (in millions):

Alliant Energy	2024	2025	2026	2027	2028	Thereafter	Total
Natural gas	$301	$187	$123	$78	$49	$142	$880
Coal	94	49	8	8	6	—	165
Other (a)	61	17	14	9	2	22	125
	$456	$253	$145	$95	$57	$164	$1,170

(a) Includes individual commitments incurred during the normal course of business that exceeded $1 million at December 31, 2023.

NOTE 17(c) Legal Proceedings - Alliant Energy, IPL and WPL are involved in legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business. Although unable to predict the outcome of these matters, Alliant Energy, IPL and WPL believe that appropriate reserves have been established and final disposition of these actions will not have a material effect on their financial condition or results of operations.

NOTE 17(d) Guarantees and Indemnifications -
Whiting Petroleum - Whiting Petroleum is an independent oil and gas company. In 2004, Alliant Energy sold its remaining interest in Whiting Petroleum. Alliant Energy Resources, LLC, as the successor to a predecessor entity that owned Whiting Petroleum, and a wholly-owned subsidiary of AEF, continues to guarantee the partnership obligations of an affiliate of Whiting Petroleum under multiple general partnership agreements in the oil and gas industry. The guarantees do not include a maximum limit. Based on information made available to Alliant Energy by Whiting Petroleum, the Whiting Petroleum affiliate holds an approximate 6% share in the partnerships, and currently known obligations include costs associated with the future abandonment of certain facilities owned by the partnerships. The general partnerships were formed under California law, and Alliant Energy Resources, LLC may need to perform under the guarantees if the affiliate of Whiting Petroleum is unable to meet its partnership obligations.

As of December 31, 2023, the currently known partnership obligations for the abandonment obligations are estimated at $49 million, which represents Alliant Energy's currently estimated maximum exposure under the guarantees. Alliant Energy estimates its expected loss to be a portion of the $49 million of known partnership abandonment obligations of the Whiting Petroleum affiliate and the other partners. Alliant Energy is not aware of any material liabilities related to these guarantees that it is probable that it will be obligated to pay and therefore has not recognized any material liabilities related to this guarantee as of December 31, 2023 and 2022.

Whiting Petroleum completed a business combination with Oasis Petroleum Inc. in 2022. The combined operations are now known as Chord Energy Corporation. The business combination is not expected to affect the scope of the Whiting Petroleum affiliate's obligations to Alliant Energy or Alliant Energy's related guarantees.

Non-utility Wind Farm in Oklahoma - In 2017, a wholly-owned subsidiary of AEF acquired a cash equity ownership interest in a non-utility wind farm located in Oklahoma. The wind farm provides electricity to a third-party under a long-term PPA. Alliant Energy provided a parent guarantee of its subsidiary's indemnification obligations under the related operating agreement and PPA. Alliant Energy's obligations under the operating agreement were $51 million as of December 31, 2023 and will reduce annually until expiring in July 2047. Alliant Energy's obligations under the PPA are subject to a maximum limit of $17 million and expire in December 2031, subject to potential extension. Alliant Energy is not aware of any material liabilities related to this guarantee that it is probable that it will be obligated to pay and therefore has not recognized any material liabilities related to this guarantee as of December 31, 2023 and 2022.

Transfers of Renewable Tax Credits - In 2023, IPL and WPL entered into agreements to transfer renewable tax credits from certain wind, solar and battery storage facilities to other corporate taxpayers in exchange for cash. IPL and WPL provided indemnifications associated with $76 million and $22 million, respectively, of proceeds for renewable tax credits transferred to other corporate taxpayers in 2023 in the event of an adverse interpretation of tax law, including whether the related tax credits meet the qualification requirements. Alliant Energy, IPL and WPL believe the likelihood of having to make any material cash payments under these indemnifications is remote.

NOTE 17(e) Environmental Matters - Alliant Energy, IPL and WPL are subject to environmental regulations as a result of their current and past operations. These regulations are designed to protect public health and the environment and have resulted in compliance, remediation, containment and monitoring obligations, which are recorded as current and non-current environmental liabilities. Substantially all of the environmental liabilities recorded on the balance sheets relate to MGP sites.

Manufactured Gas Plant Sites - IPL and WPL have current or previous ownership interests in various sites that are previously associated with the production of gas for which IPL and WPL have, or may have in the future, liability for investigation, remediation and monitoring costs. IPL and WPL are working pursuant to the requirements of various federal and state agencies to investigate, mitigate, prevent and remediate, where necessary, the environmental impacts to property, including natural resources, at and around these former MGP sites in order to protect public health and the environment. At December 31, 2023, estimated future costs expected to be incurred for the investigation, remediation and monitoring of the MGP sites, as well as environmental liabilities recorded on the balance sheets for these sites, which are not discounted, were as follows (in millions):

	Alliant Energy	IPL	WPL
Range of estimated future costs	$9 - $36	$5 - $11	$4 - $25
Current and non-current environmental liabilities	$18	$8	$10

IPL Consent Decree - In 2015, the U.S. District Court for the Northern District of Iowa approved a Consent Decree that IPL entered into with the EPA, the Sierra Club, the State of Iowa and Linn County in Iowa, thereby resolving potential CAA issues associated with emissions from IPL's coal-fired generating facilities in Iowa. IPL has completed various requirements under the Consent Decree. IPL's remaining requirements include fuel switching or retiring Prairie Creek Units 1 and 3 by December 31, 2025. Alliant Energy and IPL currently expect to recover material costs incurred by IPL related to compliance with the terms of the Consent Decree from IPL's electric customers.

Other Environmental Contingencies - In addition to the environmental liabilities discussed above, various environmental rules are monitored that may have a significant impact on future operations. Several of these environmental rules are subject to legal challenges, reconsideration and/or other uncertainties. Given uncertainties regarding the outcome, timing and compliance plans for these environmental matters, the complete financial impact of each of these rules is not able to be determined; however, future capital investments and/or modifications to EGUs and electric and gas distribution systems to comply with certain of these rules could be significant. Specific current, proposed or potential environmental matters include, among others: CSAPR, Effluent Limitation Guidelines, CCR Rule, and various legislation and EPA regulations to monitor and regulate the emission of GHG, including the CAA.

NOTE 17(f) Credit Risk - IPL provides retail electric and gas services in Iowa and wholesale electric service in Minnesota, Illinois and Iowa. WPL provides retail electric and gas services and wholesale electric service in Wisconsin. The geographic concentration of IPL's and WPL's customers did not contribute significantly to overall credit risk exposure. In addition, as a result of a diverse customer base, IPL and WPL did not have any significant credit risk concentration for receivables arising from the sale of electricity or gas services.

Alliant Energy, IPL and WPL are subject to credit risk related to the ability of counterparties to meet their contractual payment obligations or the potential non-performance of counterparties to deliver contracted commodities and other goods or services at the contracted price. Credit policies are maintained to mitigate credit risk. These credit policies include evaluation of the financial condition of certain counterparties, use of credit risk-related contingent provisions in certain agreements that require credit support from counterparties not meeting specific criteria, diversification of counterparties to reduce concentrations of credit risk and the use of standardized agreements that facilitate the netting of cash flows associated with certain counterparties. Based on these credit policies and counterparty diversification, as well as utility cost recovery mechanisms, it is unlikely that counterparty non-performance would have a material effect on financial condition or results of operations. However, there is no assurance that these items will protect against all losses from counterparty non-performance.

Refer to Notes 5(a) and 15 for details of allowances for expected credit losses and credit risk-related contingent features, respectively.

NOTE 17(g) MISO Transmission Owner Return on Equity Complaints - A group of stakeholders, including MISO cooperative and municipal utilities, previously filed complaints with FERC requesting a reduction to the base return on equity authorized for MISO transmission owners, including ITC and ATC. In 2019, FERC issued an order on the previously filed complaints and reduced the base return on equity authorized for the MISO transmission owners to 9.88% for November 12, 2013 through February 11, 2015, and subsequent to September 28, 2016. In 2020, FERC issued orders in response to various rehearing requests and increased the base return on equity authorized for the MISO transmission owners from 9.88% to 10.02% for November 12, 2013 through February 11, 2015, and subsequent to September 28, 2016. In 2022, the U.S. Court of Appeals for the District of Columbia vacated FERC's prior orders that established the base return on equity authorized for the MISO transmission owners and remanded the cases to FERC for further proceedings, which may result in additional changes to the base return on equity authorized for the MISO transmission owners. As a result of the 2022 court decision, Alliant Energy recorded a $6 million reduction in "Equity income from unconsolidated investments" in its income statement in 2022 to reflect the anticipated reduction in the base return on equity authorized for the MISO transmission owners. Any further changes in FERC's decisions may have an impact on Alliant Energy's share of ATC's future earnings and customer costs.

NOTE 17(h) Collective Bargaining Agreements - At December 31, 2023, employees covered by collective bargaining agreements represented 53%, 69% and 83% of total employees of Alliant Energy, IPL and WPL, respectively. In August 2024, IPL's collective bargaining agreement with International Brotherhood of Electrical Workers Local 204 (Cedar Rapids) expires, representing 18% and 53% of total employees of Alliant Energy and IPL, respectively.

NOTE 18. SEGMENTS OF BUSINESS
Alliant Energy - Alliant Energy's principal businesses as of December 31, 2023 are:
- **Utility -** includes the operations of IPL and WPL, which primarily serve retail customers in Iowa and Wisconsin. The utility business has three reportable segments: a) utility electric operations; b) utility gas operations; and c) utility other, which includes steam operations and the unallocated portions of the utility business. Various line items in the following tables are not allocated to the electric and gas segments for management reporting purposes, and therefore, are included only in "Total Utility."
- **ATC Holdings, Non-utility, Parent and Other -** includes the operations of AEF and its subsidiaries, Corporate Services, the Alliant Energy parent company, and any Alliant Energy parent company consolidating adjustments. AEF is comprised of Alliant Energy's interest in ATC Holdings, Travero, a non-utility wind farm, corporate venture investments, the Sheboygan Falls Energy Facility and other non-utility holdings.

Alliant Energy's administrative support services are directly charged to the applicable segment where practicable. In all other cases, administrative support services are allocated to the applicable segment based on services agreements. Intersegment revenues were not material to Alliant Energy's operations and there was no single customer whose revenues were 10% or more of Alliant Energy's consolidated revenues. All of Alliant Energy's operations and assets are located in the U.S. Certain financial information relating to Alliant Energy's business segments, which represent the services provided to its customers, was as follows (in millions):

2023	Utility				ATC Holdings, Non-utility, Parent and Other	Alliant Energy Consolidated
	Electric	Gas	Other	Total		
Revenues	$3,345	$540	$52	$3,937	$90	$4,027
Depreciation and amortization	602	60	6	668	8	676
Operating income	827	70	19	916	27	943
Interest expense				304	90	394
Equity income from unconsolidated investments, net	(3)	—	—	(3)	(58)	(61)
Income taxes				2	2	4
Net income (loss) attributable to Alliant Energy common shareowners				711	(8)	703
Total assets	17,833	1,684	606	20,123	1,114	21,237
Investments in equity method subsidiaries	21	—	—	21	564	585
Construction and acquisition expenditures	1,641	90	—	1,731	123	1,854

2022	Utility				ATC Holdings, Non-utility, Parent and Other	Alliant Energy Consolidated
	Electric	Gas	Other	Total		
Revenues	$3,421	$642	$49	$4,112	$93	$4,205
Depreciation and amortization	601	56	7	664	7	671
Operating income	805	97	3	905	23	928
Interest expense				269	56	325
Equity income from unconsolidated investments, net	(1)	—	—	(1)	(50)	(51)
Income taxes				16	6	22
Net income attributable to Alliant Energy common shareowners				675	11	686
Total assets	16,571	1,631	860	19,062	1,101	20,163
Investments in equity method subsidiaries	20	—	—	20	522	542
Construction and acquisition expenditures	1,318	74	—	1,392	92	1,484

2021	Utility				ATC Holdings, Non-utility, Parent and Other	Alliant Energy Consolidated
	Electric	Gas	Other	Total		
Revenues	$3,081	$456	$49	$3,586	$83	$3,669
Depreciation and amortization	591	54	6	651	6	657
Operating income (loss)	716	63	(11)	768	27	795
Interest expense				244	33	277
Equity income from unconsolidated investments, net	(2)	—	—	(2)	(60)	(62)
Income tax expense (benefit)				(87)	13	(74)
Net income attributable to Alliant Energy common shareowners				618	41	659
Total assets	14,924	1,487	1,103	17,514	1,039	18,553
Investments in equity method subsidiaries	17	—	—	17	491	508
Construction and acquisition expenditures	980	90	—	1,070	99	1,169

NOTE 19. RELATED PARTIES

ATC - Pursuant to various agreements, WPL receives a range of transmission services from ATC. WPL provides operation, maintenance, and construction services to ATC. WPL and ATC also bill each other for use of shared facilities owned by each party. The related amounts billed between the parties were as follows (in millions):

	2023	2022	2021
ATC billings to WPL	$159	$140	$122
WPL billings to ATC	20	18	18

As of December 31, 2023 and 2022, WPL owed ATC net amounts of $10 million and $10 million, respectively.

Our leaders

BOARD OF DIRECTORS



John O. Larsen
Executive Chairman
Chairman of the Board
Director since 2019
Age 60



Lisa M. Barton
President and CEO
Director since 2024
Age 58



Patrick E. Allen
Former Chief Financial Officer, Collins Aerospace
Director since 2011
Age 59



Ignacio A. Cortina
Executive Vice President, Chief Legal Officer and Secretary of Oshkosh Corporation
Director since 2023
Age 52



Stephanie L. Cox
Former Executive President, Operations at John Wood Group PLC
Director since 2023
Age 55



Joy Falotico
Former President, Lincoln Motor Company
Director since 2021
Age 56



Michael D. Garcia
Chief Executive Officer, Algoma Steel Group Inc.
Director since 2020
Age 59



Roger K. Newport
Former Chief Executive Officer, AK Steel Holding Corp.
Director since 2018
Age 59



Thomas F. O'Toole
Associate Dean, Executive Programs at the Kellogg School of Management of Northwestern University
Director since 2015
Age 66



Christie Raymond
Senior Executive Vice President and Chief Marketing Officer, Kohl's
Director since 2024
Age 54



Carol P. Sanders
President, Carol P. Sanders Consulting LLC
Director since 2005
Age 57

Information as of April 2, 2024. For detailed information on each board member, please refer to the Proxy Statement for the 2024 Annual Meeting of Shareowners.

CORPORATE OFFICERS

John O. Larsen [1988]*
Executive Chairman
Chairman of the Board

Lisa M. Barton [2023]*
President and CEO
CEO – Interstate Power and Light
CEO – Wisconsin Power and Light

Robert J. Durian [1992]*
Executive Vice President and Chief Financial Officer

David A. de Leon [1987]*
Senior Vice President
President – Wisconsin Power and Light

Terry L. Kouba [1981]*
Senior Vice President
President – Interstate Power and Light

Raja Sundararajan [2023]*
Executive Vice President

Alberto Ruocco [2023]
Senior Vice President and Chief Information Officer

Barbara P. Tormaschy [2016]
Senior Vice President

James P. Brummond [2002]
Vice President

L. Diane Cooke [2019]
Vice President

Aimee L. Davis [2018]
Vice President

Mayuri N. Farlinger [2004]
Vice President

Melissa A. Kehoe [2016]
Vice President and Treasurer

Amy L. Cralam [2006]
Assistant Vice President and General Counsel

Benjamin M. Bilitz [2011]*
Chief Accounting Officer and Controller

Omar N. Chaudhary [2022]
Corporate Secretary

*Executive officer as of April 2, 2024.

Dates in brackets represent the year each person joined the company or a predecessor company that ultimately became part of Alliant Energy.

Shareowner information

Stock exchange listing	Trading exchange	Trading symbol
Alliant Energy – Common stock	NASDAQ GSM	LNT

2024 record and dividend payment dates

Anticipated record and payment dates are as follows:

Common stock

Record dates	Payment dates
Jan 31	Feb 15
Apr 30	May 15
Jul 31	Aug 15
Oct 31	Nov 15

Alliant Energy Corporation had 20,547 shareowners of record as of Dec. 31, 2023. Shareowner records were maintained by EQ Shareowner Services in Mendota Heights, Minn.



Annual Meeting

The 2024 Annual Meeting of Shareowners will be a virtual-only meeting (no physical location). The meeting will be Friday, May 17, at 9 a.m. Central Daylight Time. To access the meeting, you will need your 16-digit control number found on your proxy card.

Log in at virtualshareholder meeting.com/LNT2024 or listen by phone at 1-877-346-6110.

Form 10-K information

Upon request, the company will provide, without charge, copies of the Annual Report on Form 10-K for the year ended Dec. 31, 2023, as filed with the Securities and Exchange Commission (SEC). All reports filed with the SEC are also available through our website at alliantenergy.com/investors.

Electronic access to Alliant Energy's Annual Report, Proxy Statement and Form 10-K

Alliant Energy offers shareowners access to its Annual Report, Proxy Statement and Form 10-K online at alliantenergy.com/investors as a convenient alternative to mailing the printed materials.

Shareowners who have access to the internet are encouraged to enroll in the electronic access program at shareowneronline.com.

Shareowner Direct Plan

The Shareowner Direct Plan is available to all shareowners of record and first-time investors. Through the plan, shareowners may buy common stock directly through the company without paying any brokerage commissions. Shareowners can also elect to reinvest the dividend. Full details are in the prospectus that can be obtained through our website or by calling EQ Shareowner Services. Contact information is listed on this page.

Direct deposit

Shareowners may choose to have their quarterly dividend electronically deposited into their checking or savings account. Electronic deposit may be initiated or changed at shareowneronline.com or by calling EQ Shareowner Services. Contact information is listed on this page.

Duplicate mailings

Shares owned by one person but held in different forms of the same name result in duplicate mailing of shareowner information at added expense to the company. Such duplication can be eliminated only at the direction of the shareowner. Please notify EQ Shareowner Services to eliminate duplication. Contact information is listed on this page.

Stock transfer agent, registrar and dividend payments

EQ Shareowner Services
1110 Centre Pointe Curve
Suite 101
Mendota Heights, MN 55120
Phone: 1-800-356-5343
7 a.m. to 7 p.m. CT, M-F
shareowneronline.com
Fax: 1-651-450-4033

Historical research/other company information

For assistance with account history for calculating your cost basis or requests for copies of our Annual Report, Proxy Statement and Form 10-K, please contact Alliant Energy Shareowner Services in Madison, Wisconsin, using the contact information below.

Alliant Energy Shareowner Services

4902 N. Biltmore Lane
P.O. Box 14720
Madison, WI 53708-0720
Phone: 1-800-353-1089
Email: shareownerservices@ alliantenergy.com

Questions? EQ Shareowner Services

Phone: 1-800-356-5343
7 a.m. to 7 p.m. CT, M-F
shareowneronline.com

View our Corporate Responsibility Report

Our Corporate Responsibility Report (CRR) shows how we use our energy to strengthen the communities we serve and improve the world around us. Our CRR highlights our employees' efforts to care for others and make things better – at work and in our communities. It also showcases the ways our values and actions align with the United Nations Sustainable Development Goals – because we know our actions today have a connection beyond Iowa and Wisconsin. We closely track our efforts and are proud to share our progress toward these goals. Take a look today!

alliantenergy.com/responsibility

**Alliant Energy
Corporate Headquarters**

4902 N. Biltmore Lane
Madison, WI 53718-2148

General information: 1-800-ALLIANT
alliantenergy.com

Individual shareowner questions
Alliant Energy Shareowner Services: 1-800-353-1089

Stock transfer agent and registrar
EQ Shareowner Services: 1-800-356-5343
shareowneronline.com

The common stock of Alliant Energy Corp. is traded on the Nasdaq Global Select Market (Nasdaq) under the symbol LNT.



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